File Nos.333-75718
                                                                     811-05716
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    (X)
     Pre-Effective Amendment No.    1                                      (X)
     Post-Effective Amendment No.                                          ( )

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            (X)
     Amendment No. 55                                                      (X)

     (Check    appropriate    box    or    boxes.)

     PREFERRED LIFE VARIABLE ACCOUNT C
     ---------------------------------
     (Exact Name of Registrant)

     PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
     ---------------------------------------------
     (Name of Depositor)

     152 West 57th Street, 18th Floor, New York, New York              10019
     ----------------------------------------------------            ---------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's    Telephone    Number,   including  Area  Code    (212)  586-7733

Name and Address of Agent for Service

-------------------------------------
          Eugene Long
          Preferred Life Insurance Company of New York
          152 West 57th Street, 18th Floor
          New York, New York  10019

     Copies to:
          Stewart Gregg, AVP & Senior Counsel
          Allianz Life Insurance Company of North America
          5701 Golden Hills Drive
          Minneapolis, MN  55416
          (763) 765-2913

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this filing

Title of Securities Registered:

     Individual Deferred Variable Annuity Contracts

================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                     PART A


              THE USALLIANZ OPPORTUNITY(TM) VARIABLE ANNUITY CONTRACT


                                    ISSUED BY

                        PREFERRED LIFE VARIABLE ACCOUNT C

                                       AND

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

This prospectus describes a flexible purchase payment variable deferred annuity contract issued by Preferred Life Insurance Company of New York (Preferred Life, we, us, our).


The Contract offers a bonus feature during the Accumulation Phase of 6% on each net Purchase Payment we receive. Purchase Payments will be accepted up until the oldest Contract Owner attains age 81. After a withdrawal of Purchase Payments, a bonus is only applicable to additional Purchase Payment amounts in excess of any previous Purchase Payments withdrawn. Any withdrawals are treated as from Purchase Payments first and then earnings.


Preferred Life deducts a higher mortality and expense risk charge to cover the cost of providing the bonus. The increase is equal, on an annual basis, to 0.50% of the daily net asset value of the contracts invested in the Investment Options. The withdrawal charge is also higher and extends for a longer period of time due to the bonus.

We expect to recoup the cost of the bonus through collection of the higher charges. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time, the amount of the bonus may be offset by higher mortality and expense risk charges.

If you cancel your Contract during the free look period, we will pay you the Contract Value less the amount of the bonus. If your Contract is an Individual Retirement Annuity we will pay you your initial Purchase Payment.

The annuity currently offers the Investment Options listed below and a Fixed Account of Preferred Life. We may add or remove Investment Options in the future. You can select up to 10 investment options.

AIM

USAZ AIM Basic Value Fund
USAZ AIM Blue Chip Fund
USAZ AIM Dent Demographic Trends Fund
USAZ AIM International Equity Fund

ALLIANCE CAPITAL

USAZ Alliance Capital Growth and Income Fund
USAZ Alliance Capital Large Cap Growth Fund
USAZ Alliance Capital Technology Fund

DAVIS

Davis VA Financial Portfolio
Davis VA Value Portfolio

DREYFUS

Dreyfus Small Cap Stock Index Fund
Dreyfus Stock Index Fund

FRANKLIN TEMPLETON

Franklin Global Communications Securities Fund
Franklin Growth and Income Securities Fund
Franklin High Income Fund
Franklin Income Securities Fund
Franklin Large Cap Growth Securities Fund
Franklin Real Estate Fund
Franklin Rising Dividends Securities Fund
Franklin Small Cap Fund
Franklin Small Cap Value Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund
2005 Franklin Zero Coupon Fund 2010
Mutual Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Developing Markets Securities Fund
Templeton Foreign Securities Fund
Templeton Growth Securities Fund
USAZ Templeton Developed Markets Fund

JENNISON

Jennison 20/20 Focus Portfolio
SP Jennison International Growth Portfolio
SP Strategic Partners Focused Growth Portfolio

OPPENHEIMER

Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
USAZ Oppenheimer Emerging Growth Fund

PIMCO

PIMCO VIT High Yield Portfolio
PIMCO VIT StocksPLUS Growth and Income Portfolio
PIMCO VIT Total Return Portfolio
USAZ PIMCO Growth and Income Fund
USAZ PIMCO Renaissance Fund
USAZ PIMCO Value Fund

SELIGMAN

Seligman Small-Cap Value Portfolio

USAZ

USAZ Money Market Fund

VAN KAMPEN

USAZ Van Kampen Aggressive Growth Fund
USAZ Van Kampen Comstock Fund
USAZ Van Kampen Emerging Growth Fund
USAZ Van Kampen Growth and Income Fund
USAZ Van Kampen Growth Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please read this prospectus before investing and keep it for future reference. It contains important information about the Variable Annuity Contract with a Fixed Account.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated ___________, 2002. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI is on page XX of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information about companies that file electronically with the SEC. For a free copy of the SAI, call us at 1-800-542-5427 or write us at: 152 West 57th Street, 18th Floor, New York, New York 10019.

THE VARIABLE ANNUITY CONTRACTS INVOLVE CERTAIN RISKS, AND YOU MAY LOSE MONEY. THE CONTRACTS:

O   ARE NOT BANK DEPOSITS

O   ARE NOT FEDERALLY INSURED

O   ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY

O   ARE NOT GUARANTEED AND MAY BE SUBJECT TO LOSS OF PRINCIPAL

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Dated: ____________, 2002

TABLE OF CONTENTS
-------------------------------------------------------------------------------

Index of Terms                                           4

Summary                                                  5

Fee Table                                                7

1.The Variable Annuity Contract                         16

     Ownership                                          16
     Contract Owner                                     16
     Joint Owner                                        16
     Annuitant                                          17
     Beneficiary                                        17
     Assignment                                         17

2. Annuity Payments (The Payout Phase)                  17
     Income Date                                        17
     Annuity Payments                                   17
     Annuity Options                                    17


3. Purchase                                             19
     Purchase Payments                                  19
     Bonus                                              19
     Automatic Investment Plan                          20
     Allocation of Purchase Payments                    20
     Tax-Free Section 1035 Exchanges                    21
     Faxed Applications                                 21
     Free Look                                          21
     Accumulation Units                                 21


4. Investment Options                                   22
     Substitution and Limitation on
         Further Investments                            27
     Transfers                                          28
         Telephone Transfers                            28
         Excessive Trading                              28
     Dollar Cost Averaging Program                      28
     Flexible Rebalancing                               29
     Financial Advisers -
         Asset Allocation Programs                      29
     Voting Privileges                                  29

5. Expenses                                             30
     Insurance Charges                                  30
     Mortality and Expense Risk Charge                  30
     Contract Maintenance Charge                        30
     Withdrawal Charge                                  31

         Partial Withdrawal Privilege                   31
     Reduction or Elimination of the
           Withdrawal Charge                            32
     Transfer Fee                                       32
     Premium Taxes                                      32
     Income Taxes                                       32
     Investment Option Expenses                         32

6. Taxes                                                33
    Annuity Contracts in General                        33
    Qualified and Non-Qualified Contracts               33
    Multiple Contracts                                  33
    Withdrawals-- Non-Qualified Contracts               34
    Withdrawals-- Qualified Contracts                   34
    Withdrawals-- Tax-Sheltered Annuities               35
    Death Benefits                                      35
    Diversification                                     35

7. Access to Your Money                                 36
    Systematic Withdrawal Program                       36
    Minimum Distribution Program                        37
    Suspension of Payments or Transfers                 37

8. Performance and Illustrations                        37

9. Death Benefit                                        38
    Upon Your Death                                     38
    Death of Annuitant                                  39


10. Other Information                                   39
    Preferred Life                                      39
    The Separate Account                                39
    Distribution                                        39
    Additional Credits for Certain Groups               39
    Administration                                      40
    Financial Statements                                40


Table of Contents of the Statement of
  Additional Information                                40

Privacy Notice                                          41

INDEX OF TERMS
-------------------------------------------------------------------------------


This prospectus is written in plain English to make it as understandable as possible. However, there are some technical words or terms used which are capitalized in the prospectus. The page that is indicated below is where you will find the definition for the word or term.

                                                Page

Accumulation Phase ............................   16

Accumulation Unit .............................   21

Adjusted Contract Value........................   19

Annuitant .....................................   17

Annuity Options ...............................   17

Annuity Payments ..............................   17


Annuity Period.................................   17


Annuity Unit ..................................   20

Beneficiary ...................................   17

Contract ......................................   16

Contract Owner ................................   16

Contract Value.................................   21

Fixed Account .................................   16

Income Date....................................   17

Investment Options.............................   22

Joint Owner....................................   16

Non-Qualified .................................   33

Payout Phase ..................................   17

Purchase Payment...............................   19

Qualified......................................   33

Tax Deferral...................................   33

SUMMARY

-------------------------------------------------------------------------------


The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

THE VARIABLE ANNUITY CONTRACT: The annuity contract offered by Preferred Life provides a means for investing on a tax-deferred basis in the Investment Options and the Preferred Life Fixed Account. The Contract is intended for retirement savings or other long-term investment purposes.


You can purchase the Contract as a Non-Qualified Contract. You may also purchase the Contract as a Qualified Contract of a plan or type that is currently issued by the company with monies deemed qualified as determined by the Internal Revenue Code. This would include but may not be limited to Roth and Traditional Individual Retirement Accounts (IRA) and Simplified Employee Pension (SEP) contracts.


The Contract provides a basic death benefit which is the Traditional Death Benefit. Or if you prefer, you can choose the Enhanced Death Benefit.

The Contract may be used as a funding vehicle for asset-based fee arrangements offered by brokerage firms or their associated investment advisory firms. There may be fees and charges assessed by these firms for their asset-based programs. These fees and charges would be in addition to the charges and other deductions we describe elsewhere in this prospectus. Your registered representative will be able to describe the fees assessed in connection with any such asset-based programs. Preferred Life does not sponsor these programs, set the fees for the programs, or assume any responsibility for the programs.

We currently do not permit Contract Owners to borrow money from us using the Contract as security for the loan.

ANNUITY PAYMENTS: If you want to receive regular income from your annuity, you can choose an Annuity Option. You may elect to receive your Annuity Payments as: a variable payout, a fixed payout, or a combination of both. If you choose to have any part of your payments come from the Investment Options, the dollar amount of your payments may go up or down based on the performance of the Investment Options.


PURCHASE: You can buy the Contract with $35,000 or more if you are younger than age 81. You can add additional Purchase Payments of any amount ( $100 minimum if you select our automatic investment plan) any time during the Accumulation Phase until the oldest Contract Owner attains age 81.

BONUS: During the Accumulation Phase, for all Purchase Payments you make prior to age 81, Preferred Life will credit your Contract with a bonus at the time of contribution to the Contract. The bonus credited to your contact is 6% of the Purchase Payment. After a withdrawal of Purchase Payments, a bonus is only applicable to additional Purchase Payment amounts in excess of any previous Purchase Payments withdrawn.


Contract charges are deducted from the total value of your Contract. Therefore, when we credit your Contract with a bonus, your Contract incurs expenses on the total Contract Value, which includes the bonus. If you cancel your Contract during the Free Look period, you will forfeit your bonus. It is possible upon withdrawal, particularly in a declining market and since charges will have been assessed against the higher amount (Purchase Payment plus bonus), that you will receive less money back than you would have if you had not received the bonus or not purchased a bonus Contract. You may mitigate this risk by allocating to the USAZ Money Market Fund. We expect to profit from certain charges assessed under the Contract (i.e., the withdrawal charge and the mortality and expense risk charge).

INVESTMENT OPTIONS: You can put your money in up to 10 of the Investment Options and/or the Preferred Life Fixed Account. The investment returns on the Investment Options are not guaranteed. You can lose money. You can make transfers between Investment Options as permitted.

EXPENSES: The Contract has insurance features and investment features, and there are costs related to each.

Each year, Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the Contract Value is at least $100,000.

Preferred Life deducts a mortality and expense risk charge which varies depending upon whether you select the Traditional Death Benefit or the Enhanced Death Benefit. The charge is equal, on an annual basis, to 1.90% of the average daily value of the Contract invested in an Investment Option if you select the Traditional Death Benefit and 2.10% of the average daily value of the Contract invested in an Investment Option if you select the Enhanced Death Benefit. If you take money out of the Contract, Preferred Life may assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge starts at 8.5% in the first year and declines to 0% after 9 complete years from the date each Purchase Payment was received.

You can make 12 free transfers each year. After that, Preferred Life deducts a $25 transfer fee for each additional transfer. Preferred Life reserves the right to restrict the number of transfers to 12 transfers per year.


Each Investment Option deducts portfolio management fees and expenses from the amounts you have invested in the Investment Options. Some Investment Options also deduct 12b-1 fees from Investment Option assets. For 2001, these expenses and fees ranged, on an annual basis, from 0.57% to 1.82% of the average daily value of the Investment Option after reimbursement.

We will pay sales commissions to broker-dealers who sell the Contracts. For a discussion of these arrangements, see "Distribution."


TAXES: Your earnings are generally not taxed until you take them out. If you take money out during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty. Other tax rules and limitations may apply to Qualified Contracts.

ACCESS TO YOUR MONEY: You can take money out of your Contract during the Accumulation Phase. Withdrawals during the Accumulation Phase may be subject to a withdrawal charge. You may also have to pay income tax and a tax penalty on any money you take out. Limits on withdrawals may apply to certain Qualified Contracts.

DEATH BENEFIT: If you die before moving to the Payout Phase, the person you have chosen as a Beneficiary will receive a death benefit. The amount of the death benefit depends on whether you select the Traditional Death Benefit or the Enhanced Death Benefit.

FREE-LOOK: You can cancel the contract within 10 days after receiving it. Preferred Life will pay you the Contract Value less any bonus credited to your account on the day it receives your request to cancel the Contract. This may be more or less than your original Purchase Payment. If you have purchased the Contract as an individual retirement annuity, Preferred Life will refund the Purchase Payment.

Privacy Policy: We place a high priority on maintaining your trust and confidence. A notice of the privacy policy followed by Preferred Life and its affiliated companies is provided in this prospectus to enhance your understanding of how we protect your privacy when we collect and use information about you, and the steps we take to safeguard that information. See "Privacy Notice."

INQUIRIES: If you have any questions about your Contract or need more information, please contact us at:

                            USAllianz Service Center
                                 300 Berwyn Park
                                  P.O. Box 3031
                              Berwyn, PA 19312-0031
                                 1-800-624-0197

FEE TABLE

-------------------------------------------------------------------------------

The purpose of this Fee Table is to help you understand the costs of investing, directly or indirectly, in the Contract. It reflects expenses of the Separate Account as well as the Investment Options.

CONTRACT OWNER TRANSACTION FEES

Withdrawal Charge*
(as a percentage of Purchase Payments)

                      NUMBER OF COMPLETE CONTRACT YEARS

                      SINCE RECEIPT OF PURCHASE PAYMENT    CHARGE
                      ---------------------------------    ------
                                     0                      8.5%
                                     1                      8.5%
                                     2                      8.5%
                                     3                      8.0%
                                     4                      7.0%
                                     5                      6.0%
                                     6                      5.0%
                                     7                      4.0%
                                     8                      3.0%
                                     9 years or more        0.0%


Transfer Fee ..... First 12 transfers in a Contract year are free. Thereafter, the fee is currently $25. Preferred Life reserves the right to restrict the number of transfers to twelve transfers per year. Dollar Cost Averaging transfers and Flexible Rebalancing transfers are not currently counted.


CONTRACT MAINTENANCE CHARGE**....   $30 per Contract per year.

SEPARATE ACCOUNT ANNUAL EXPENSES

(collected as a percentage of average daily account value in the Investment Options)


                                        TRADITIONAL       ENHANCED

                                       DEATH BENEFIT    DEATH BENEFIT

Mortality and Expense Risk Charge***       1.90%            2.10%



* You may make partial withdrawals of up to a total of 10% of Purchase Payments and no withdrawal charge will be assessed. See "Access to Your Money" for additional options. This free withdrawal privilege is non-cumulative, which means that if you do not use your 10% free privilege in a given year, it does not carry over to the next year.


..
** The charge is waived if the Contract Value is at least $100,000. If you own more than one Contract offered under this Prospectus (registered with the same social security number), we will determine the total value of all your Contracts. If the total value of all your Contracts is at least $100,000, the charge is waived on all your Contracts.

*** The mortality and expense risk charge during the Payout Phase is charged daily at an annual rate of 1.90% of average daily account value in the Investment Options, regardless of which benefits you selected.



INVESTMENT OPTION ANNUAL EXPENSES NET OF WAIVERS/REIMBURSEMENTS
--------------------------------------------------------------------------------

(as a percentage of an Investment Option's average daily net assets for the most recent fiscal year.) See the Investment Option prospectuses for more information.*

                                                  MANAGEMENT           12B-1               OTHER        TOTAL INVESTMENT
INVESTMENT OPTION                                    FEES              FEES**            EXPENSES        OPTION EXPENSES
-------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value Fund1                             .75%            .25%                .10%               1.10%
USAZ AIM Blue Chip Fund1                               .80%            .25%                .10%               1.15%
USAZ AIM Dent Demographic Trends Fund1                 .85%            .25%                .10%               1.20%
USAZ AIM International Equity Fund1                    .90%            .25%                .10%               1.25%
USAZ Alliance Capital Growth and Income Fund1          .85%            .25%                 --                1.10%
USAZ Alliance Capital Large Cap Growth Fund1           .85%            .25%                 --                1.10%
USAZ Alliance Capital Technology Fund1                1.00%            .25%                 --                1.25%
Davis VA Financial Portfolio2                          .75%             --                 .25%               1.00%
Davis VA Value Portfolio                               .75%             --                 .12%                .87%
Dreyfus Small Cap Stock Index Fund- Service Shares1    .35%            .25%                 --                 .60%
Dreyfus Stock Index Fund-Service Shares                .25%            .25%                .07%                .57%
Franklin Global Communications Securities Fund - Class 23/4
                                                       .52%            .25%                .03%                .80%
Franklin Growth and Income Securities Fund - Class 23/4.48%            .25%                .03%                .76%
Franklin High Income Fund - Class 23/4                 .57%            .25%                .05%                .87%
Franklin Income Securities Fund - Class 23/4           .49%            .25%                .04%                .78%
Franklin Large Cap Growth Securities Fund - Class 23/4 .75%            .25%                .03%               1.03%
Franklin Real Estate Fund - Class 23/4                 .56%            .25%                .03%                .84%
Franklin Rising Dividends Securities Fund - Class 23/4/5.74%           .25%                .02%               1.01%
Franklin Small Cap Fund - Class 23/5                   .45%            .25%                .31%               1.01%
Franklin Small Cap Value Securities Fund - Class 23/5  .57%            .25%                .20%               1.02%
Franklin U.S. Government Fund - Class 23/4             .51%            .25%                .02%                .78%
Franklin Zero Coupon Fund 2005 - Class 14              .63%             --                 .05%                .68%
Franklin Zero Coupon Fund 2010 - Class 14              .63%             --                 .05%                .68%
Mutual Discovery Securities Fund - Class 23            .80%            .25%                .22%               1.27%
Mutual Shares Securities Fund - Class 23               .60%            .25%                .19%               1.04%
Templeton Developing Markets Securities Fund-Class 23 1.25%            .25%                .32%               1.82%


                                       10

Templeton Foreign Securities Fund - Class 23/5         .68%            .25%                .22%               1.15%
Templeton Growth Securities Fund - Class 23/4          .80%            .25%                .05%               1.10%
USAZ Templeton Developed Markets Fund1                 .88%            .25%                .12%               1.25%
Jennison 20/20 Focus Portfolio - Class 21              .75%            .25%                .33%               1.33%
SP Jennison International Growth Portfolio - Class26   .85%            .25%                .54%               1.64%
SP Strategic Partners Focused Growth Portfolio-Class26 .90%            .25%                .26%               1.41%
Oppenheimer Global Securities Fund/VA                  .64%             --                 .06%                .70%
Oppenheimer High Income Fund/VA                        .74%             --                 .05%                .79%
Oppenheimer Main Street Growth & Income Fund/VA        .68%             --                 .05%                .73%
USAZ Oppenheimer Emerging Growth Fund1                 .85%            .25%                .15%               1.25%
PIMCO VIT High Yield Portfolio - Admin. Class7         .25%             --                 .50%                .75%
PIMCO VIT StocksPLUS Growth and  Income Portfolio
    - Admin. Class 7                                   .40%             --                 .27%                .67%
PIMCO VIT Total Return Portfolio- Admin. Class 7       .25%             --                 .40%                .65%
USAZ PIMCO Growth and Income Fund1                     .75%            .25%                .10%               1.10%
USAZ PIMCO Renaissance Fund1                           .75%            .25%                .10%               1.10%
USAZ PIMCO Value Fund1                                 .75%            .25%                .10%               1.10%
Seligman Small-Cap Value Portfolio - Class 18         1.00%             --                 .19%               1.19%
USAZ Money Market Fund1                                .35%            .25%                .30%                .90%
USAZ  Van Kampen Aggressive Growth Fund1               .80%            .25%                .20%               1.25%
USAZ Van Kampen Comstock Fund1                         .68%            .25%                .27%               1.20%
USAZ Van Kampen Emerging Growth Fund1                  .75%            .25%                .10%               1.10%
USAZ Van Kampen Growth and Income Fund1                .68%            .25%                .17%               1.10%
USAZ Van Kampen Growth Fund1                           .75%            .25%                .20%               1.20%


-----------------------------------------------------------------------------------------------------------------------------------
*The fee and expense information regarding the Investment Options was provided by the investment advisers, and Preferred Life has not independently verified such information. Some of the investment options may pay service fees, which vary by Investment Option.
Except for the USAZ Funds and the PIMCO VIT Investment Options, neither the Investment Options nor their Advisers are affiliated with Preferred Life.

**The 12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter, USAllianz Investor Services, LLC will receive 12b-1 fees.

1. The USAZ AIM Basic Value Fund, USAZ AIM Blue Chip Fund, USAZ AIM Dent Demographic Trends Fund, USAZ AIM International Equity
Fund, Dreyfus Small Cap Stock Index Fund, Jennison 20/20 Focus Portfolio and the USAZ Oppenheimer Emerging Growth Fund commenced operations as of May 1, 2002. The expenses shown above for these Investment Options are therefore estimated for the Investment
Option's current fiscal year. Certain USAZ Fund expenses will be assumed by the Adviser and an annual expense limit has been designated by the Adviser for each Investment Option which is reflected in the total expense amount listed in the table above.
Without reimbursement, total Investment Option expenses would be estimated as follows: USAZ Alliance Capital Growth and Income
Fund, 3.28%, USAZ Alliance Capital Large Cap Growth Fund, 3.36%, USAZ Alliance Capital Technology Fund, 3.19%, USAZ Templeton
Developed Markets Fund, 3.56%, USAZ PIMCO Growth and Income Fund, 3.70%, USAZ PIMCO Renaissance Fund, 2.96%, USAZ PIMCO Value
Fund, 3.43%, USAZ Money Market Fund, 1.21%, USAZ Van Kampen Aggressive Growth Fund, 7.59%, USAZ Van Kampen Comstock Fund, 3.01%,
USAZ Van Kampen Emerging Growth Fund, 3.81%, USAZ Van Kampen Growth and Income Fund, 2.71%, and the USAZ Van Kampen Growth Fund,
4.46%.

2. Without reimbursement, other expenses and total operating expenses would have been 0.29% and 1.04%, respectively for the Davis
VA Financial Portfolio.



                                       11

3. For the Investment Options of Franklin Templeton Variable Insurance Products Trust, Class 2 shares have a distribution plan which is referred to as a rule 12b-1 plan. See "Fund Account Policies" in the Franklin Templeton Variable Insurance Products Trust
prospectus for more information about the rule 12b-1 plan.

4. The Investment Option administration fee is paid indirectly through the management fee.

5. For the Franklin Rising Dividends, Franklin Small Cap, Franklin Small Cap Value Securities and Templeton Foreign Securities
Funds, the managers have agreed in advance to make estimated reductions of 0.01%, 0.08%, 0.03% and 0.01%, respectively, in their fees to reflect reduced services resulting from the Investment Options' investment in a Franklin Templeton money fund. The managers are required by the Investment Options' Board of Trustees and an order of the Securities and Exchange Commission to reduce their fees if the Investment Options invest in a Franklin Templeton money fund. Without these reductions, the total annual
Investment Options' operating expenses are estimated to be 1.02%, 1.09%, 1.05% and 1.16%, respectively.

6. Without reimbursement, total operating expenses would have been 2.26% and 3.01%, respectively for the SP Jennison International
Growth and SP Strategic Partners Focused Growth Portfolios. These reimbursements are voluntary and may be terminated at any time.

7. "Other Expenses" without reduction reflect a 0.35% administrative fee, a 0.15% service fee and 0.01% representing pro rata
Trustees' Fees for the PIMCO VIT High Yield Portfolio; a 0.10% administrative fee, a 0.15% service fee and 0.02% interest expense for the PIMCO VIT StocksPLUS Growth and Income Portfolio; and a 0.25% administrative fee, a 0.15% service fee and 0.01%
representing pro rata Trustees' fees for the PIMCO VIT Total Return Portfolio. PIMCO has contractually agreed to reduce total annual Investment Option operating expenses to the extent they would exceed, due to the payment of organizational expenses and
Trustees' fees, 0.75%, 0.65% and 0.65%, respectively, of average daily net assets for the PIMCO VIT High Yield, StocksPLUS Growth and Income and Total Return Portfolios. Without such reductions, Total Annual Expenses for the fiscal year ended December 31, 2001 would have been 0.76%, 0.67% and 0.66%, respectively. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. Ratio of net expenses to average net assets excluding interest expense is 0.65% for the StocksPLUS Growth and Income Portfolio.

8. Effective March 1, 2001, J & W. Seligman & Co. Incorporated ("Seligman") voluntarily agreed to reimburse expenses of Seligman
Small-Cap Value Portfolio, other than management and 12b-1 fees, that exceed 0.20%. Prior to that date, Seligman reimbursed all expenses, other than management and 12b-1 fees. Without reimbursement, other expenses and total investment option expenses would have been 0.22% and 1.22%, respectively. There is no assurance that Seligman will continue this policy in the future.



EXAMPLES

-------------------------------------------------------------------------------


o The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The expenses shown in these examples do not show the effect of any expenses assessed against the bonus. These examples assume that the applicable fee waivers and expense reimbursements provided by some of the Investment Options will continue for the periods shown.


o The $30 contract maintenance charge is included in the examples as a prorated charge of $1. Since the average Contract size is greater than $1,000, the contract maintenance charge is reduced accordingly.

o For additional information, see "Expenses."

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you make a full withdrawal at the end of each time period for Contracts with:

                  (a) the Traditional Death Benefit

                  (b) the Enhanced Death Benefit


INVESTMENT OPTION                                1 YEAR            3 YEARS          5 YEARS          10 YEARS
-------------------------------------------------------------------------------------------------------------------

USAZ AIM Basic Value Fund                        (a)$116          (a)$172           (a)$228          (a)$342
                                                 (b) 118          (b) 178           (b)237           (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ AIM Blue Chip Fund                          (a) 117          (a) 174           (a) 231          (a) 346
                                                 (b) 119          (b) 179           (b) 240          (b) 365
-------------------------------------------------------------------------------------------------------------------

USAZ AIM Dent Demographic Trends Fund            (a) 117          (a) 175           (a) 233          (a) 351
                                                 (b) 119          (b) 181           (b) 242          (b) 369


                                       12

-------------------------------------------------------------------------------------------------------------------

USAZ AIM International Equity Fund               (a) 118          (a) 176           (a) 235          (a) 356
                                                 (b) 120          (b) 182           (b) 244          (b) 374
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and Income Fund     (a) 116          (a) 172           (a) 228          (a) 342
                                                 (b) 118          (b) 178           (b) 237          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Large Cap Growth Fund      (a) 116          (a) 172           (a) 228          (a) 342
                                                 (b) 118          (b) 178           (b) 237          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Technology Fund            (a) 118          (a) 176           (a) 235          (a) 356
                                                 (b) 120          (b) 182           (b) 244          (b) 374
-------------------------------------------------------------------------------------------------------------------

Davis VA Financial Portfolio                     (a) 115          (a) 170           (a) 224          (b) 332
                                                 (b) 117          (b) 175           (b) 233          (b) 351
-------------------------------------------------------------------------------------------------------------------

Davis VA Value Portfolio                         (a) 114          (a) 166           (a) 218          (a) 320
                                                 (b) 116          (b) 172           (b) 227          (b) 339
-------------------------------------------------------------------------------------------------------------------

Dreyfus Small Cap Stock Index Fund               (a) 111          (a) 159           (a) 205          (a) 294
                                                 (b) 113          (b)  164          (b) 215          (b) 313

-------------------------------------------------------------------------------------------------------------------

Dreyfus Stock Index Fund                         (a) 111          (a) 158           (a) 204          (a) 291
                                                 (b) 113          (b) 163           (b) 213          (b) 310
-------------------------------------------------------------------------------------------------------------------

Franklin Global Communications Securities Fund   (a) 113          (a) 164           (a)215           (a) 313
                                                 (b) 115          (b) 170           (b)224           (b) 332
-------------------------------------------------------------------------------------------------------------------

Franklin Growth and Income Securities Fund       (a) 113          (a) 163           (a) 213          (a) 309
                                                 (b) 115          (b) 169           (b) 222          (b) 329
-------------------------------------------------------------------------------------------------------------------

Franklin High Income Fund                        (a) 114          (a) 166           (a)218           (a) 320
                                                 (b) 116          (b) 172           (b)227           (b)339
-------------------------------------------------------------------------------------------------------------------

Franklin Income Securities Fund                  (a) 113          (a) 164           (a)214           (a) 311
                                                 (b) 115          (b) 169           (b)223           (b) 330
-------------------------------------------------------------------------------------------------------------------

Franklin Large Cap Growth Securities Fund        (a) 116          (a) 170           (a)225           (a) 335
                                                 (b) 118          (b) 176           (b)234           (b)354
-------------------------------------------------------------------------------------------------------------------

Franklin Real Estate Fund                        (a) 114          (a) 165           (a) 216          (a) 317
                                                 (b) 116          (b) 171           (b)226           (b)336
-------------------------------------------------------------------------------------------------------------------

Franklin Rising Dividends Securities Fund        (a) 115          (a) 170           (a) 224          (a) 333
                                                 (b) 117          (b) 175           (b) 233          (b) 352
-------------------------------------------------------------------------------------------------------------------

Franklin Small Cap Fund                          (a) 115          (a) 170           (a) 224          (a) 333
                                                 (b) 117          (b) 175           (b) 233          (b) 352
-------------------------------------------------------------------------------------------------------------------

Franklin Small Cap Value Securities Fund         (a) 116          (a) 170           (a)225           (a) 334
                                                 (b) 117          (b) 176           (b)234           (b)353
-------------------------------------------------------------------------------------------------------------------

Franklin U.S. Government Fund                    (a) 113          (a) 164           (a) 214          (a) 311
                                                 (b) 115          (b) 169           (b) 223          (b) 330
-------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2005                   (a) 112          (a) 161           (a)209           (a) 301
                                                 (b) 114          (b) 166           (b)218           (b)321
-------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2010                   (a) 112          (a) 161           (a)209           (a) 301
                                                 (b) 114          (b) 166           (b)218           (b)321


                                       13

-------------------------------------------------------------------------------------------------------------------

Mutual Discovery Securities Fund                 (a) 118          (a) 177           (a) 236          (a) 358
                                                 (b) 120          (b) 182           (b) 245          (b) 376
-------------------------------------------------------------------------------------------------------------------

Mutual Shares Securities Fund                    (a) 116          (a) 171           (a) 226          (a) 336
                                                 (b) 118          (b) 176           (b) 235          (b) 355
-------------------------------------------------------------------------------------------------------------------

Templeton Developing Markets Securities Fund     (a) 123          (a) 192           (a) 260          (a) 407
                                                 (b) 125          (b) 197           (b) 269          (b) 424
-------------------------------------------------------------------------------------------------------------------

Templeton Foreign Securities Fund                (a) 117          (a) 174           (a) 231          (a) 346
                                                 (b) 119          (b) 179           (b) 240          (b) 365
-------------------------------------------------------------------------------------------------------------------

Templeton Growth Securities Fund                 (a) 116          (a) 172           (a) 228          (a) 342
                                                 (b) 118          (b) 178           (b) 237          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Templeton Developed Markets Fund            (a) 118          (a) 176           (a) 235          (a) 356
                                                 (b) 120          (b) 182           (b) 244          (b) 374
-------------------------------------------------------------------------------------------------------------------

Jennison 20/20 Focus Portfolio                   (a) 119          (a) 179           (a) 239          (a) 363
                                                 (b) 121          (b) 184           (b) 248          (b) 381
-------------------------------------------------------------------------------------------------------------------

SP Jennison International Growth Portfolio       (a) 122          (a) 187           (a) 253          (a) 391
                                                 (b) 124          (b) 192           (b) 261          (b) 408
-------------------------------------------------------------------------------------------------------------------

SP Strategic Partners Focused Growth Portfolio   (a) 119          (a) 181           (a) 242          (a) 370
                                                 (b) 121          (b) 186           (b) 251          (b) 388
-------------------------------------------------------------------------------------------------------------------

Oppenheimer Global Securities Fund/VA            (a) 112          (a) 161           (a) 210          (a) 303
                                                 (b) 114          (b) 167           (b) 219          (b) 323
-------------------------------------------------------------------------------------------------------------------

Oppenheimer High Income Fund/VA                  (a) 113          (a) 164           (a) 214          (a) 312
                                                 (b) 115          (b) 169           (b) 223          (b) 331
-------------------------------------------------------------------------------------------------------------------

Oppenheimer Main Street Growth & Income Fund/VA
                                                 (a) 113          (a) 162           (a) 211          (a)306
                                                 (b) 115          (b) 168           (b) 221          (b) 326
-------------------------------------------------------------------------------------------------------------------

USAZ Oppenheimer Emerging Growth Fund            (a) 118          (a) 176           (a) 235          (a) 356
                                                 (b) 120          (b) 182           (b) 244          (b) 374
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT High Yield Portfolio                   (a) 113          (a) 163           (a) 212          (a) 308
                                                 (b) 115          (b) 168           (b) 222          (b) 328
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT StocksPLUS Growth & Income Portfolio   (a) 112          (a) 161           (a) 209          (a) 300
                                                 (b) 114          (b) 166           (b) 218          (b) 320
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT Total Return Portfolio                 (a) 112          (a) 160           (a) 208          (a) 299
                                                 (b) 114          (b) 166           (b) 217          (b) 318
-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Growth and Income Fund                (a) 116          (a) 172           (a) 228          (a) 342
                                                 (b) 118          (b) 178           (b) 237          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Renaissance Fund                      (a) 116          (a) 172           (a) 228          (a) 342
                                                 (b) 118          (b) 178           (b) 237          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Value Fund                            (a) 116          (a) 172           (a) 228          (a) 342
                                                 (b) 118          (b) 178           (b) 237          (b) 360


                                       14

-------------------------------------------------------------------------------------------------------------------

Seligman Small-Cap Value Portfolio               (a) 117          (a) 175           (a) 232          (a) 350
                                                 (b) 119          (b) 180           (b) 241          (b) 369
-------------------------------------------------------------------------------------------------------------------

USAZ Money Market Fund                           (a) 114          (a) 167           (a) 219          (a) 323
                                                 (b) 116          (b) 172           (b) 228          (b) 342
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Aggressive Growth Fund           (a) 118          (a) 176           (a) 235          (a) 356
                                                 (b) 120          (b) 182           (b) 244          (b) 374

-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Comstock Fund                    (a) 117          (a) 175           (a) 233          (a) 351
                                                 (b) 119          (b) 181           (b) 242          (b) 369
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Emerging Growth Fund             (a) 116          (a) 172           (a) 228          (a) 342
                                                 (b) 118          (b) 178           (b) 237          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth and Income Fund           (a) 116          (a) 172           (a) 228          (a) 342
                                                 (b) 118          (b) 178           (b) 237          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth Fund                      (a) 117          (a) 175           (a) 233          (a) 351
                                                 (b) 119          (b) 181           (b) 242          (b) 369
-------------------------------------------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you do not make a full withdrawal or if you apply your Contract value to an Annuity Option for Contracts with:

         (a) the Traditional Death Benefit

         (b) the Enhanced Death Benefit

INVESTMENT OPTION                                1 YEAR            3 YEARS          5 YEARS         10 YEARS
-------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value Fund                        (a)$31           (a) $96           (a)$163          (a)$342
                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ AIM Blue Chip Fund                          (a) 32           (a)  97           (a) 165          (a) 346
                                                 (b) 34           (b) 103           (b) 175          (b) 365
-------------------------------------------------------------------------------------------------------------------

USAZ AIM Dent Demographic Trends Fund            (a) 32           (a)  99           (a) 168          (a) 351
                                                 (b) 34           (b) 105           (b) 177          (b) 369
-------------------------------------------------------------------------------------------------------------------

USAZ AIM International Equity Fund               (a) 33           (a) 100           (a) 170          (a) 356
                                                 (b) 35           (b) 106           (b) 180          (b) 374
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and Income Fund     (a) 31           (a)  96           (a) 163          (a) 342
                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Large Cap Growth Fund      (a) 31           (a)  96           (a) 163          (a) 342
                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Technology Fund            (a) 33           (a) 100           (a) 170          (a) 356
                                                 (b) 35           (b) 106           (b) 180          (b) 374
-------------------------------------------------------------------------------------------------------------------

Davis VA Financial Portfolio                     (a) 30           (a)  93           (a) 158          (a) 332
                                                 (b) 32           (b)  99           (b) 168          (b) 351
-------------------------------------------------------------------------------------------------------------------

Davis VA Value Portfolio                         (a) 29           (a)  89           (a) 151          (a) 320
                                                 (b) 31           (b)  95           (b) 161          (b) 339
-------------------------------------------------------------------------------------------------------------------

Dreyfus Small Cap Stock Index Fund               (a) 26           (a)  81           (a) 138          (a) 294
                                                 (b) 28           (b)  87           (b) 148          (b) 313
-------------------------------------------------------------------------------------------------------------------

Dreyfus Stock Index Fund                         (a) 26           (a)  80           (a) 137          (a) 291
                                                 (b) 28           (b)  86           (b) 146          (b) 310
-------------------------------------------------------------------------------------------------------------------

Franklin Global Communications Securities Fund   (a) 28           (a)  87           (a) 148          (a) 313
                                                 (b) 30           (b)  93           (b) 158          (b) 332
-------------------------------------------------------------------------------------------------------------------


Franklin Growth and Income Securities Fund       (a) 28           (a)  86           (a) 146          (a) 309
                                                 (b) 30           (b)  92           (b) 156          (b) 329
-------------------------------------------------------------------------------------------------------------------

Franklin High Income Fund                        (a) 29           (a)  89           (a) 151          (a) 320
                                                 (b) 31           (b)  95           (b) 161          (b) 339
-------------------------------------------------------------------------------------------------------------------

Franklin Income Securities Fund                  (a) 28           (a)  86           (a) 147          (a) 311
                                                 (b) 30           (b)  92           (b) 157          (b) 330
-------------------------------------------------------------------------------------------------------------------

Franklin Large Cap Growth Securities Fund        (a) 31           (a)  94           (a) 159          (a) 335
                                                 (b) 33           (b) 100           (b) 169          (b) 354
-------------------------------------------------------------------------------------------------------------------

Franklin Real Estate Fund                        (a) 29           (a)  88           (a) 150          (a) 317
                                                 (b) 31           (b)  94           (b) 160          (b) 336
-------------------------------------------------------------------------------------------------------------------

Franklin Rising Dividends Securities Fund        (a) 30           (a)  93           (a) 158          (a) 333
                                                 (b) 32           (b)  99           (b) 168          (b) 352
-------------------------------------------------------------------------------------------------------------------

Franklin Small Cap Fund                          (a) 30           (a)  93           (a) 158          (a) 333
                                                 (b) 32           (b)  99           (b) 168          (b) 352


                                       16

-------------------------------------------------------------------------------------------------------------------

Franklin Small Cap Value Securities Fund         (a) 31           (a)  93           (a) 159          (a) 334
                                                 (b) 32           (b)  99           (b) 168          (b) 353
-------------------------------------------------------------------------------------------------------------------

Franklin U.S. Government Fund                    (a) 28           (a)  86           (a) 147          (a) 311
                                                 (b) 30           (b)  92           (b) 157          (b) 330
-------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2005                   (a) 27           (a)  83           (a) 142          (a) 301
                                                 (b) 29           (b)  89           (b) 152          (b) 321
-------------------------------------------------------------------------------------------------------------------

Franklin Zero Coupon Fund 2010                   (a) 27           (a)  83           (a) 142          (a) 301
                                                 (b) 29           (b)  89           (b) 152          (b) 321
-------------------------------------------------------------------------------------------------------------------

Mutual Discovery Securities Fund                 (a) 33           (a)  101          (a) 171          (a) 358
                                                 (b) 35           (b) 107           (b) 181          (b) 376
-------------------------------------------------------------------------------------------------------------------

Mutual Shares Securities Fund                    (a) 31           (a)  94           (a) 160          (a) 336
                                                 (b) 33           (b)  100          (b) 169          (b) 355
-------------------------------------------------------------------------------------------------------------------

Templeton Developing Markets Securities Fund     (a) 38           (a) 117           (a) 197          (a) 407
                                                 (b) 40           (b) 123           (b) 206          (b) 424
-------------------------------------------------------------------------------------------------------------------

Templeton Foreign Securities Fund                (a) 32           (a)  97           (a) 165          (a) 346
                                                 (b) 34           (b) 103           (b) 175          (b) 365
-------------------------------------------------------------------------------------------------------------------

Templeton Growth Securities Fund                 (a) 31           (a)  96           (a) 163          (a) 342
                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Templeton Developed Markets Fund            (a) 33           (a) 100           (a) 170          (a) 356
                                                 (b) 35           (b) 106           (b) 180          (b) 374
-------------------------------------------------------------------------------------------------------------------

Jennison 20/20 Focus Portfolio                   (a) 34           (a) 102           (a) 174          (a) 363
                                                 (b) 36           (b) 108           (b) 183          (b) 381
-------------------------------------------------------------------------------------------------------------------

SP Jennison International Growth Portfolio       (a) 37           (a) 112           (a) 189          (a) 391
                                                 (b) 39           (b) 117           (b) 198          (b) 408
-------------------------------------------------------------------------------------------------------------------

SP Strategic Partners Focused Growth Portfolio   (a) 34           (a) 105           (a) 178          (a) 370
                                                 (b) 36           (b) 111           (b) 187          (b) 388
-------------------------------------------------------------------------------------------------------------------

Oppenheimer Global Securities Fund/VA            (a) 27           (a)  84           (a) 143          (a) 303
                                                 (b) 29           (b)  90           (b) 153          (b) 323
-------------------------------------------------------------------------------------------------------------------

Oppenheimer High Income Fund/VA                  (a) 28           (a)  87           (a) 147          (a) 312
                                                 (b) 30           (b)  92           (b) 157          (b) 331
-------------------------------------------------------------------------------------------------------------------

Oppenheimer Main Street Growth & Income Fund/VA

                                                 (a) 28           (a)  85           (a) 145          (a) 306
                                                 (b) 30           (b)  91           (b) 154          (b) 326
-------------------------------------------------------------------------------------------------------------------

USAZ Oppenheimer Emerging Growth Fund            (a) 33           (a)  100          (a) 170          (a) 356
                                                 (b) 35           (b)  106          (b) 180          (b) 374
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT High Yield Portfolio                   (a) 28           (a)  85           (a) 146          (a) 308
                                                 (b) 30           (b)  91           (b) 155          (b) 328
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT StocksPLUS Growth & Income Portfolio   (a) 27           (a)  83           (a) 142          (a) 300
                                                 (b) 29           (b)  89           (b) 151          (b) 320
-------------------------------------------------------------------------------------------------------------------

PIMCO VIT Total Return Portfolio                 (a) 27           (a)  82           (a) 141          (a) 299
                                                 (b) 29           (b)  88           (b) 150          (b) 318
-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Growth and Income Fund                (a) 31           (a)  96           (a) 163          (a) 342
                                                 (b) 33           (b) 102           (b) 172          (b) 360


                                       17

-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Renaissance Fund                      (a) 31           (a)  96           (a) 163          (a) 342
                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ PIMCO Value Fund                            (a) 31           (a)  96           (a) 163          (a) 342
                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

Seligman Small-Cap Value Portfolio               (a) 32           (a)  98           (a) 167          (a) 350
                                                 (b) 34           (b)  104          (b) 177          (b) 369
-------------------------------------------------------------------------------------------------------------------

USAZ Money Market Fund                           (a) 29           (a)  90           (a) 153          (a) 323
                                                 (b) 31           (b)  96           (b) 163          (b) 342
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Aggressive Growth Fund           (a) 33           (a) 100           (a) 170          (a) 356
                                                 (b) 35           (b) 106           (b) 180          (b) 374
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Comstock Fund                    (a) 32           (a)  99           (a) 168          (a) 351
                                                 (b) 34           (b) 105           (b) 177          (b) 369
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Emerging Growth Fund             (a) 31           (a)  96           (a) 163          (a) 342
                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth and Income Fund           (a) 31           (a)  96           (a) 163          (a) 342
                                                 (b) 33           (b) 102           (b) 172          (b) 360
-------------------------------------------------------------------------------------------------------------------

USAZ Van Kampen Growth Fund                      (a) 32           (a)  99           (a) 168          (a) 351
                                                 (b) 34           (b) 105           (b) 177          (b) 369
-------------------------------------------------------------------------------------------------------------------

As of December 31, 2001, no Contracts had been sold. Therefore, Preferred Life has not provided Condensed Financial Information.

1.THE VARIABLE ANNUITY CONTRACT
------------------------------------------------------------------------------

This prospectus describes a flexible purchase payment, tax deferred variable annuity Contract.

o Flexible Purchase Payments means that you may choose to make Purchase Payments at any time during the Accumulation Phase, in whatever amount you choose, subject to certain minimum and maximum requirements.

o A deferred annuity contract means that Annuity Payments do not begin for a specified period of time in the future (usually when you retire) or until you reach a certain age.

o A variable annuity is one in which Contract values and/or the Annuity Payments vary depending on the performance of the underlying Investment Options.

An annuity is a contract between you, the owner, and an insurance company (in this case Preferred Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of Annuity Payments. The Annuity Payments must begin on a designated date that is at least thirteen months after you buy the Contract. Until you decide to begin receiving Annuity Payments, your Contract is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Contract switches to the Payout Phase.

The Contract benefits from Tax Deferral. Tax Deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

Your investment choices include the Investment Options and the Fixed Account of Preferred Life. Depending upon market conditions, you can make or lose money in the Contract based on the investment performance of the Investment Options. The Investment Options are designed to offer a better return than the Fixed Account. However, this is not guaranteed.

The amount of money you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Investment Option(s) you select. The amount of the Annuity Payments you receive during the Payout Phase also depends in large part upon the investment performance of any Investment Options you select for the Payout Phase.

The Contract also contains a Fixed Account. The Fixed Account offers an interest rate that is guaranteed by Preferred Life for all deposits made within the twelve month period. Your initial interest rate is set on the date when your money is invested in the Fixed Account and remains effective for one year. Initial interest rates are declared monthly. Preferred Life guarantees that the interest credited to the Fixed Account will not be less than 3% per year. If you select the Fixed Account, your money will be placed with the other general assets of Preferred Life. Preferred Life may change the terms of the Fixed Account in the future- please contact Preferred Life for the most current terms.

If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the total interest credited to your Contract.

Preferred Life will not make any changes to your Contract without your permission except as may be required by law.

OWNERSHIP

CONTRACT OWNER. You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is as designated at the time the Contract is issued, unless changed. You may change Contract Owners at any time subject to our underwriting rules then in effect. Any change will become effective as of the date the request is signed. This may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER. The Non-Qualified Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Contract Owner. Upon the death of either Joint Owner, the surviving Joint Owner will be the designated Beneficiary. Any other Beneficiary designation at the time the Contract was issued or as may have been later changed will be treated as a contingent Beneficiary unless otherwise indicated. Joint Owners can also be changed under the same conditions as described for a Contract Owner.

ANNUITANT. The Annuitant is the natural person on whose life we base Annuity Payments. You name an Annuitant (subject to our underwriting rules then in effect). You may change the Annuitant at any time before the Income Date unless the Contract is owned by a non-individual (for example, a corporation). For a Qualified Contract there may be a requirement that the Owner and the Annuitant are the same person.


BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary or contingent Beneficiary. If no Beneficiary is named, your death benefit will be paid to your estate.


ASSIGNMENT. You can transfer ownership of (assign) the Contract at any time during your lifetime. Preferred Life will not be liable for any payment or other action it takes in accordance with the Contract before it receives notice of the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. An assignment may be a taxable event. If the Contract is issued pursuant to a Qualified plan, you may be unable to assign the Contract.

2.ANNUITY PAYMENTS
(THE PAYOUT PHASE)
-------------------------------------------------------------------------------


INCOME DATE


You can annuitize your Contract and receive regular monthly income payments under your Contract. You can choose the month and year in which those payments begin. We call that date the Income Date. Your Income Date must be the first day of a calendar month. The earliest Income Date you can select is 13 months after the issue date. Your Income Date must not be later than the first day of the calendar month following the Annuitant's 90th birthday, or the maximum date permitted under applicable law. The period of time beginning on the Income Date during which Annuity Payments are made is the Annuity Period.


ANNUITY PAYMENTS


On the Income Date, the amount available for Annuity Payments is based on the Adjusted Contract Value and will be applied under the Annuity Option you have selected. The Adjusted Contract Value is equal to the Contract Value at the time of annuitization less any applicable Premium Tax.


You may elect to receive your Annuity Payments as:

o a variable payout,

o a fixed payout, or

o a combination of both.

Under Option 6, the amount available for Annuity Payments is the Adjusted Contract Value and is only available as a fixed payout.


Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments). If you choose a variable payout, you can select from the available Investment Options. If you do not tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Income Date. Your Annuity Payment must be at least $20. We will not allow amounts less than $2,000 to be applied under any Annuity Option. After the Income Date, you will not be able to make a transfer from a Fixed Annuity Option to a Variable Annuity Option (but can do the reverse). Guaranteed fixed annuity payments are based on an interest rate of 2.5% per year and, where applicable, the 1983(a) Individual Annuity Mortality Table with mortality improvement projected 30 years using Mortality Projection Scale G.


If you choose to have any portion of your Annuity Payments based on the investment performance of the Investment Option(s), the dollar amount of your payments will depend upon three factors:

1) the amount available and the Annuity Option based on the investment performance in the Investment Option(s) on the Income Date,

2) the assumed investment return used in the annuity table for the Contract, and

3) the performance of the Investment Option(s) you selected.


You can choose a 3% or 4.5% assumed investment return (AIR). Using a higher AIR results in a higher initial Annuity Payment but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines. If the actual performance exceeds the AIR, your Annuity Payments will increase. Similarly, if the actual rate is less than the AIR, your Annuity Payments will decrease.


You (or someone you designate) will receive the Annuity Payments. You will receive tax reporting on those payments.

ANNUITY OPTIONS


You can choose among income plans. We call those Annuity Options. You can choose one of the Annuity Options described below or any other payment option that you and Preferred Life agree to. You may, at any time before the Income Date, select and/or change the Annuity Option with at least 30 days notice to us. After Annuity Payments begin, you cannot change the Annuity Option. If you do not choose an Annuity Option prior to the Income Date, Option 2, which provides a life annuity with 5 years of monthly payments guaranteed, will be automatically applied. Upon the death of the Contract Owner, if different from the Annuitant, the Beneficiary will receive the annuity payments.


OPTION 1. LIFE ANNUITY. We will make monthly Annuity Payments during the life of the Annuitant and ceasing with the last Annuity Payment due prior to the Annuitant's death.

OPTION 2. LIFE ANNUITY WITH MONTHLY PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. We will make monthly Annuity Payments during the life of the Annuitant with a guarantee that if at the Annuitant's death there have been fewer than 60, 120, 180, or 240 monthly Annuity Payments made as selected, monthly Annuity Payments will continue for the remainder of the guaranteed period. Alternatively, the Contract Owner may elect to receive a lump-sum payment equal to the present value of the guaranteed monthly Annuity Payments remaining, as of the date proof of the Annuitant's death is received at the Service Center, commuted at an appropriate rate as defined below. Proof of the Annuitant's death and return of the Contract are required prior to the payment of any commuted values. For a fixed Annuity Option, the commutation rate will be the Statutory Calendar Year Interest Rate based on the New York's Standard Valuation Law for Single Premium Immediate Annuities corresponding to the Income Date. For a variable Annuity Option, the commutation rate will be the Assumed Investment Return.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. We will make monthly Annuity Payments during the joint lifetime of the Annuitant and the Joint Annuitant. Upon the death of the Annuitant, if the Joint Annuitant is then living, Annuity Payments will continue to be paid during the remaining lifetime of the Joint Annuitant at a level of 100%, 75% or 50% of the previous level, as selected. Monthly Annuity Payments cease with the final Annuity Payment due prior to the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH MONTHLY PAYMENTS OVER 5, 10, 15 OR 20 YEARS GUARANTEED. We will make monthly Annuity Payments during the joint lifetime of the Annuitant and the Joint Annuitant. Monthly Annuity Payments will continue to be paid during the remaining lifetime of the Joint Annuitant at 100% of the previous level. The Company guarantees that if at the last death of the Annuitant and the Joint Annuitant, there have been fewer than 60, 120, 180, or 240 monthly Annuity Payments made as selected, monthly Annuity Payments will continue to be made for the remainder of the guaranteed period. Alternatively, the Contract Owner may elect to receive a lump-sum payment equal to the present value of the guaranteed monthly Annuity Payments remaining, as of the date proof of the Annuitant's and Joint Annuitant's death is received at the Service Center, commuted at an appropriate rate as defined below. Proof of death of the Annuitant and Joint Annuitant and return of the Contract are required prior to the payment of any commuted values. For a fixed Annuity Option, the commutation rate will be the Statutory Calendar Year Interest Rate based on the New York's Standard Valuation Law for Single Premium Immediate Annuities corresponding to the Income Date. For a variable Annuity Option, the commutation rate will be the Assumed Investment Return.

OPTION 5. REFUND LIFE ANNUITY. We will make monthly Annuity Payments during the lifetime of the Annuitant ceasing with the last Annuity Payment due prior to the Annuitant's death with a guarantee that after the Annuitant's death, you may receive a refund. For a Fixed Annuity the amount of the refund will be any excess of the amount available for Annuity Payments applied under this Option over the sum of all Annuity Payments made under this Option. For a Variable Annuity the amount of the refund will depend on the current Sub-Account allocation and will be the sum of Refund Amounts attributable to each Investment Option. The Refund Amount for a given Investment Option is calculated using the following formula:

(1) x {[(2) x (3) x (4)/(5)] - [(4) x (6)]}

where:

(1) = Annuity Unit value of that given Investment Option when claim proofs are received.
(2) = The amount available for Annuity Payments at the time of annuitization.
(3) = Allocation percentage in that given Investment Option (in decimal form) when claim proofs are received.
(4) = Current number of Annuity Units used in determining each Annuity Payment attributable to that given Investment Option.
(5) = Dollar value of first Annuity Payment.
(6) = Number of Annuity Payments made since annuitization.

This calculation will be based upon the allocation of Annuity Units actually in-force at the time claim proofs are received at the Service Center. There will be no refund paid if the total refund determined using the above calculations is less than or equal to zero.

OPTION 6. SPECIFIED PERIOD CERTAIN ANNUITY (FIXED PAYOUT ONLY). Monthly fixed Annuity Payments are paid for a specified period of time. The Specified Period Certain is elected by the Contract Owner and must be specified as a whole number of years from 10 to 30. If at the time of the last death of the Annuitant and any Joint Annuitant, the Annuity Payments actually made have been for less than the Specified Period Certain, then Annuity Payments will be continued thereafter to the Contract Owner for the remainder of the Specified Period Certain. This option is available on a fixed basis only.

3.PURCHASE

-------------------------------------------------------------------------------

PURCHASE PAYMENTS

A Purchase Payment is the money you invest in the Contract. The Purchase Payment requirements are:

o   the minimum initial payment Preferred Life will accept is $35,000.

o the maximum cumulative amount Preferred Life will accept without its prior approval is $1 million (including amounts already invested in other Preferred Life variable annuities).


o you can make additional Purchase Payments of any amount ( $100 minimum if you have selected the Automatic Investment Plan) any time during the Accumulation Phase until the oldest Contract Owner attains age 81.


At the time you buy the Contract, neither you nor the Annuitant can be older than 80 years old.

This product is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

When available, the Contract may be used in connection with certain tax qualified retirement plans. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. Accordingly, if you are purchasing the Contract through a qualified plan, you should consider purchasing this Contract for its Death Benefit, annuity benefits, and other non-tax deferral related benefits. Please consult a tax advisor for information specific to your circumstances to determine whether the Contract is an appropriate investment for you.

BONUS


During the Accumulation Phase, Preferred Life will credit each net Purchase Payment you make prior to your and any Joint Owner's 81st birthday with a bonus of 6% at the time it is made. After a withdrawal of Purchase Payments, a bonus is only applicable to additional Purchase Payment amounts in excess of any previous Purchase Payments withdrawn.


The bonus will be credited to your Contract subject to the following terms:

1) All bonus amounts and any gains or losses attributable to such amounts are treated as earnings under the Contract and are treated as such for purposes of income taxation and the withdrawal charge.


2) All gains and losses attributable to bonus amounts and the bonus are part of the Contract Value.


All bonus amounts are paid from the general account assets of Preferred Life.

Contract charges are deducted from the total value of your Contract. Therefore, your Contract incurs expenses on the total Contract Value, which includes the bonus. If you cancel your Contract during the Free Look period you will forfeit your bonus. It is possible upon withdrawal, particularly in a declining market and since charges will have been assessed against the higher amount (Purchase Payment plus bonus), that you will receive less money back than you would have if you had not received the bonus or not purchased a bonus Contract. You may mitigate this risk by allocating to the USAZ Money Market Fund. We expect to profit from certain charges assessed under the Contract (i.e., the withdrawal charge and the mortality and expense risk charge).

AUTOMATIC INVESTMENT PLAN

The Automatic Investment Plan (AIP) is a program which allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings, checking or brokerage account. You may participate in this program by completing the appropriate form. We must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next business day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract, we will allocate your Purchase Payment and bonus amounts to the Fixed Account and/or one or more of the Investment Options you have selected. We ask that you allocate your money in either whole percentages or round dollars. Transfers do not change the allocation instructions for payments. You can instruct us how to allocate additional amounts. If you do not instruct us, we will allocate them in the same way as your most recent instructions to us. The bonus will be allocated the same way as the corresponding Purchase Payment. You may change the allocation of future payments without fee, penalty or other charge upon written notice or telephone instructions to the USAllianz Service Center. A change will be effective for payments received on or after we receive your notice or instructions.

Preferred Life reserves the right to limit the number of Investment Options that you may invest in at one time. Currently, you may invest in up to 10 Investment Options. We may change this in the future. However, we will always allow you to invest in at least 10 Investment Options.

Once we receive your Purchase Payment and the necessary information, we will issue your Contract and allocate your first Purchase Payment within 2 business days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to your Contract within one business day. Our business day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

TAX-FREE SECTION 1035 EXCHANGES

You generally can exchange one annuity contract for another in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. You also can generally exchange a life insurance product for an annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the contract described in this prospectus: you might have to pay a withdrawal charge on your old contract; there will be a new withdrawal charge period for the new contract; other charges under the new Contract may be higher (or lower); and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange another annuity contract for this one unless you determine that the exchange is in your best interest.


FAXED APPLICATIONS

Preferred Life will accept Contract applications delivered in writing, as well as via facsimile. A manually signed faxed application will be treated as an application delivered in writing. We do not currently accept applications delivered via e-mail or web site, or other electronic communications.


FREE LOOK

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it. When you cancel the Contract within this time period, Preferred Life will not assess a withdrawal charge. You will receive back whatever your Contract is worth on the day we receive your request less any bonus. You will receive any gains or losses associated with the bonus. If you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it. If that is the case, we reserve the right to allocate your initial Purchase Payment to the USAZ Money Market Fund for 15 days after we receive it. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Investment Options and/or the Fixed Account as you have selected.

ACCUMULATION UNITS

The value of the portion of your Contract allocated to the Investment Options will go up or down based upon the investment performance of the Investment Option(s) you choose. The value of your Contract will also depend on the charges of the Contract. In order to keep track of the value of your Contract, we use a measurement called an Accumulation Unit (which is like a share of a mutual fund). During the Payout Phase of the Contract, we call it an Annuity Unit.

Every business day we determine the value of an Accumulation Unit for each Investment Option by multiplying the Accumulation Unit value for the previous period by a factor for the current period. The factor is determined by:

o dividing the value of an Investment Option at the end of the current period by the value of Investment Option for the previous period; and

o multiplying it by one minus the amount of the mortality and expense risk charge for the period and any charges for taxes.

The value of an Accumulation Unit may go up or down from business day to business day.

When you make a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment and bonus amount allocated to an Investment Option. The number of Accumulation Units we credit your Contract with is determined by dividing the amount of the Purchase Payment and bonus amount allocated to an Investment Option by the value of the corresponding Accumulation Unit.

We calculate the value of each Accumulation Unit after regular trading on the New York Stock Exchange closes each day and then credit your Contract.

EXAMPLE:


On Wednesday we receive an additional Purchase Payment of $3,000 from you and assume the bonus rate is 6%. You have told us you want this to go to the Franklin Growth and Income Securities Fund. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Franklin Growth and Income Securities Fund is $13.25. We then divide $3,180 ($3,000 Purchase Payment plus $180 bonus amount) by $13.25 and credit your Contract on Wednesday night with 240.00 Accumulation Units.


4.Investment Options

-------------------------------------------------------------------------------


The Contract offers the Investment Options listed in the following table. Each Investment Option has its own investment objective. The Contract also offers a Fixed Account of Preferred Life. Additional Investment Options may be available in the future. In the future, we also may eliminate Investment Options.


YOU SHOULD READ THE INVESTMENT OPTION PROSPECTUSES CAREFULLY. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Option prospectuses. To obtain a current prospectus for any of the Investment Options call your Financial Adviser or USAllianz at 1-800-542-5427. Copies of the Investment Option prospectuses will be sent to you with your Contract.


Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares offered by this Contract are listed in the "Investment Option Annual Expenses Net of Waivers/Reimbursements" table in the prospectus. For more information about share classes, see the Investment Option Prospectuses.

The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such portfolios. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Options have the same investment advisers and objectives.


We offer other variable annuity contracts that may invest in the same Investment Options. These Contracts may have different charges and may offer different benefits more suitable to your needs. For more information about these contracts, please contact us at the USAllianz Service Center.

The following is a list of the Investment Options available under the Contract, the investment advisers and sub-advisers for each Investment Option, the investment objectives for each Investment Option and the primary investments of each Investment Option:


                                                     INVESTMENT OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                      ASSET CATEGORIES
                                             -----------------------------------

Investment Management      Investment         SB  S  CE  IT  HB  IE   L  L  S  M    Objective(s)          Primary Investments
Company                    Option             ho  p  aq  ne  io  nq   a  a  m  i
----------------------                        on  e  su  tr  gn  tu   r  r  a  d
                                              rd  c  hi  em  hd  ei   g  g  l
   Adviser/Sub-Adviser                        ts  i   v  r    s  rt   e  e  l  C
                                              -   a   a  mB  Y   ny            a
                                              T   l   l  eo  i   a    V  G  C  p
                                              e   t   e  dn  e   t    a  r  a
                                              r   y   n  id  l   i    l  o  p
                                              m       t  as  d   o    u  w
                                                         t       n    e  t
                                                         e       a       h
                                                                 l
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
AIM                     USAZ AIM Basic Value                         X            Long-term growth of   At least 65% of total assets
o  managed by           Fund                                                      capital               in equity securities of U.S.
   USAllianz Advisers,                                                                                  issuers that have market
   LLC/ A I M Advisors,                                                                                 capitalizations of greater
   Inc.                                                                                                 than $500 million and that
                                                                                                        the portfolio managers
                                                                                                        believe to be undervalued
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM Blue Chip                           X            Long-term growth of   At least 65% of total assets
                        Fund                                                      capital with a        in the common stocks of blue
                                                                                  secondary objective   chip companies
                                                                                  of current income
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM Dent                                   X         Long-term growth of   Investment in securities of
                        Demographic Trends                                        capital               companies that are likely to
                        Fund                                                                            benefit from changing
                                                                                                        demographic, economic and
                                                                                                        lifestyle trends. May invest
                                                                                                        up to 25% of total assets in
                                                                                                        foreign securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM                                  X               Long-term growth of   At least 70% of total assets
                        International Equity                                      capital               in marketable equity
                        Fund                                                                            securities of foreign
                                                                                                        companies that are listed on
                                                                                                        a recognized foreign
                                                                                                        securities exchange or
                                                                                                        traded in a foreign
                                                                                                        over-the-counter market
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
ALLIANCE CAPITAL        USAZ Alliance Capital                        X            Income and long-term  At least 65% in dividend
o  managed by USAllianz Growth and Income                                         growth of capital     paying stocks of large
   Advisers, LLC/       Fund                                                                            well-established "blue
   Alliance Capital                                                                                     chip" companies
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Alliance  Capital                          X         Long-term growth of   At least 80% of total assets
                        Large Cap Growth Fund                                     capital               in equity securities of U.S.
                                                                                                        companies judged by adviser
                                                                                                        likely to achieve superior
                                                                                                        earnings growth.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Alliance Capital     X                               Superior long-term    At least 80% of assets in
                        Technology Fund                                           growth of capital     securities of companies
                                                                                                        involved with innovative
                                                                                                        technologies
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
DAVIS                   Davis VA Financial        X                               Growth of capital     At least 65% in common stock
o  managed by Davis     Portfolio                                                                       of companies "principally
   Advisors                                                                                             engaged" in financial
                                                                                                        services
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Davis VA  Value                              X            Growth of capital     Common stock of U.S.
                        Portfolio                                                                       companies with market
                                                                                                        capitalizations of at
                                                                                                        least $5 billion, which
                                                                                                        adviser believes are of
                                                                                                        high quality and whose
                                                                                                        shares are selling at
                                                                                                        attractive prices, stocks
                                                                                                        are selected with the
                                                                                                        intention of holding them
                                                                                                        for the long term
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
DREYFUS                 Dreyfus Small Cap                                  X      Match performance     Invests in a representative
o  managed by The       Stock Index Fund                                          of the Standard &     sample of stocks included in
   Dreyfus Corporation                                                            Poor's Small Cap      the S&P Small Cap 600 Index,
                                                                                  600 Index             and in futures whose
                                                                                                        performance is related to
                                                                                                        the index, rather than
                                                                                                        attempt to replicate the
                                                                                                        index
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Dreyfus Stock Index                             X         Match total return    Invests in all 500 stocks in
                        Fund                                                      of the S&P 500        the S&P 500 in proportion to
                                                                                  Composite Stock       their weighting in the index
                                                                                  Price Index
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
FRANKLIN TEMPLETON      Franklin Global           X                               Capital               At least 80% of net assets
o  managed by           Communications                                            appreciation and      in investments of
   Franklin             Securities Fund                                           current income        communications companies
   Advisers, Inc.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Growth and                          X            Capital               At least 65% of total assets
                        Income Securities Fund                                    appreciation, with    in broadly diversified
                                                                                  current income as a   portfolio of equity
                                                                                  secondary goal        securities the adviser
                                                                                                        considers financially
                                                                                                        strong, but undervalued by
                                                                                                        the market


                                       26

                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin High Income                  X                   High level of         At least 65% of total assets
                        Fund                                                      current income;       in debt securities offering
                                                                                  secondary goal is     high yield and expected
                                                                                  capital appreciation  total return
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Income                       X                   Maximize income       Investment in debt and
                        Securities Fund                                           while maintaining     equity securities, including
                                                                                  prospects for         high yield, lower-rated
                                                                                  capital appreciation  bonds
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Large Cap                              X         Capital appreciation  At least 80% of net assets
                        Growth Securities Fund                                                          in investments of large cap
                                                                                                        companies. For this Fund,
                                                                                                        large cap companies are
                                                                                                        those with market
                                                                                                        capitalization values within
                                                                                                        the top 50% of market
                                                                                                        capitalization values in the
                                                                                                        Russell 1000 Index at the
                                                                                                        time of purchase
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Real Estate      X                               Capital               At least 80% of net assets
                        Fund                                                      appreciation;         in investment of companies
                                                                                  secondary emphasis    operating in the real estate
                                                                                  on current income     sector
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin Rising                                        X  Long-term capital     At least 80% of net assets
   Advisory             Dividends Securities                                      appreciation; while   in investments of companies
   Services, LLC        Fund                                                      not a goal, capital   that have paid rising
                                                                                  preservation is a     dividends
                                                                                  secondary
                                                                                  consideration
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Franklin Small Cap                                 X      Long-term capital     At least 80% of net assets
   Franklin             Fund                                                      growth                in investments of small
   Advisers, Inc.                                                                                       capitalization companies.
                                                                                                        For this Fund, small
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values not
                                                                                                        exceeding (I) $1.5 billion;
                                                                                                        or (ii) the highest market
                                                                                                        capitalization values in the
                                                                                                        Russell 2000 Index;
                                                                                                        whichever is greater at the
                                                                                                        time of purchase
----------------------  --------------------  --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin Small Cap                                 X      Long term total       At least 80% of net assets
   Advisory             Value Securities Fund                                     return                in investments of small
   Services, LLC                                                                                        capitalization companies.
                                                                                                        For this Fund, small
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values not
                                                                                                        exceeding $2.5 billion in
                                                                                                        assets. The Fund invests in
                                                                                                        equity securities of
                                                                                                        companies the adviser
                                                                                                        believes are undervalued
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin U.S.          X                                  Income                At least 80% of its net
       Advisers, Inc.   Government Fund                                                                 assets in U.S. government
                                                                                                        securities. The Fund invests
                                                                                                        primarily in fixed and
                                                                                                        variable rate
                                                                                                        mortgage-backed securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Zero Coupon              X                       As high an            At least 80% of net assets
                        Fund 2005                                                 investment return     in zero coupon debt
                                                                                  as is consistent      securities. The Fund invests
                                                                                  with capital          primarily in U.S. Treasury
                                                                                  preservation          issued stripped securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Zero Coupon              X                       As high an            At least 80% of net assets
                        Fund 2010                                                 investment return     in zero coupon debt
                                                                                  as is consistent      securities. The Fund invests
                                                                                  with capital          primarily in U.S. Treasury
                                                                                  preservation          issued stripped securities


                                       27

----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Mutual Discovery                          X               Capital appreciation  At least 65% of total assets
   Mutual               Securities Fund                                                                 in equity securities of
   Advisers, LLC                                                                                        companies of any nation the
                                                                                                        adviser believes are
                                                                                                        available at market prices
                                                                                                        less than their value, based
                                                                                                        on certain recognized or
                                                                                                        objective criteria
                                                                                                        (intrinsic value)
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Mutual Shares                                          X  Capital               At least 65% of total assets
                        Securities Fund                                           appreciation, with    in equity securities of
                                                                                  income as a           companies the adviser
                                                                                  secondary goal        believes are available at
                                                                                                        market prices less than
                                                                                                        their value, based on
                                                                                                        certain recognized or
                                                                                                        objective criteria
                                                                                                        (intrinsic value)
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Templeton Developing      X                               Long-term capital     At least 80% of net assets
   Templeton  Asset     Markets Securities                                        appreciation          in investments of emerging
   Management, Ltd.     Fund                                                                            market companies, typically
                                                                                                        located in the Asia-Pacific
                                                                                                        region, Eastern Europe,
                                                                                                        Central and South America,
                                                                                                        and Africa
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Templeton  Templeton Foreign                        X               Long-term capital     At least 80% in foreign
   Investment            Securities Fund                                          growth                securities, including
   Counsel, LLC                                                                                         emerging markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Templeton Growth                          X               Long-term capital     At least 65% of total assets
   Templeton            Securities Fund                                           growth                in the equity securities of
   Global  Advisors                                                                                     companies located anywhere
   Limited                                                                                              in the world, including
                                                                                                        those in the U.S. and
                                                                                                        emerging markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ Templeton                            X               Long-term capital     At least 65% of total assets
   USAllianz            Developed Markets Fund                                    appreciation          in emerging market equity
   Advisers, LLC/                                                                                       securities, typically
   Templeton                                                                                            located in the Asia-Pacific
   Investment                                                                                           region, Eastern Europe,
   Counsel, LLC                                                                                         Central and South America,
                                                                                                        and Africa
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
JENNISON                Jennison 20/20 Focus                            X         Long-term growth of   Invests in up to 20 value
o  managed by           Portfolio                                                 capital               stocks and 20 growth stocks
   Prudential                                                                                           of mid-to-large size U.S.
   Investments Fund                                                                                     companies
   Management
   LLC/Jennison
   Associates, LLC
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        SP Jennison                               X               Long-term growth of   Equity-related securities of
                        International Growth                                      capital               foreign issuers
                        Portfolio
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        SP Strategic Partners                           X         Long-term growth of   At least 65% of total assets
                        Focused Growth                                            capital               in equity-related securities
                        Portfolio                                                                       of U.S. companies that the
                                                                                                        adviser believes to have
                                                                                                        strong capital appreciation
                                                                                                        potential
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
OPPENHEIMER             Oppenheimer Global                       X                Long-term capital     Securities - mainly common
o  managed by           Securities Fund/VA                                        appreciation          stocks, but also other
   Oppenheimer Funds,                                                                                   equity securities including
   Inc.                                                                                                 preferred stocks and
                                                                                                        securities convertible
                                                                                                        into common stock-of
                                                                                                        foreign issuers,
                                                                                                        "growth-type" companies,
                                                                                                        cyclical industries and
                                                                                                        special situations the
                                                                                                        adviser believes offer
                                                                                                        appreciation possibilities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Oppenheimber High                     X                   High level of         High-yield fixed-income
                        Income Fund/VA                                            current income        securities of domestic and
                                                                                                        foreign issuers
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Oppenheimber Main                            X            High total return     Common stocks of U.S.
                        Street Growth &                                           (which includes       companies; other equity
                        Income Fund/VA                                            growth in the value   securities -- such as
                                                                                  of its shares as      preferred stocks and
                                                                                  well as current       securities convertible into
                                                                                  income)               common stocks; debt
                                                                                                        securities


                                       28

----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ Oppenheimer                                   X      Capital appreciation  Invests in companies that
   USAllianz Advisers,  Emerging Growth Fund                                                            have the potential to become
   LLC/Oppenheimer                                                                                      leaders in new emerging
   Funds, Inc.                                                                                          markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
PIMCO                   PIMCO VIT High Yield                  X                   Maximum total         At least 80% of assets in
o  managed by Pacific   Portfolio                                                 return, consistent    high-yield securities ("junk
   Investment                                                                     with preservation     bonds") rated below
   Management Company                                                             of capital and        investment grade, but at
   LLC                                                                            prudent investment    least "B" by Moody's or S&P
                                                                                  management
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        PIMCO VIT StocksPLUS                            X         Total return          Substantially in S&P 500
                        Growth and Income                                         exceeding that of     derivatives, backed by a
                        Portfolio                                                 the S&P 500           portfolio of fixed income
                                                                                                        instruments
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        PIMCO VIT Total                   X                       Maximum total         At least 65% of assets in
                        Return Portfolio                                          return, consistent    fixed income instruments of
                                                                                  with preservation     varying maturities
                                                                                  of capital and
                                                                                  prudent investment
                                                                                  management
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ PIMCO Growth &                          X            Long-term growth of   At least 65% of its total
   USAllianz Advisers,  Income Fund                                               capital ; secondary   assets in common stocks of
   LLC/ Allianz                                                                   emphasis on income    companies with market
   Dresdner Asset                                                                                       capitalizations of more than
   Management of                                                                                        $1 billion at the time of
   America L.P.                                                                                         investment
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ PIMCO                                             X  Long-term growth of   At least 65% of total assets
                        Renaissance Fund                                          capital and income    in common stocks of
                                                                                                        companies with below-average
                                                                                                        valuations whose business
                                                                                                        fundamentals are expected to
                                                                                                        improve
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ PIMCO Value Fund                        X            Long-term growth of   At least 65% of its total
                                                                                  capital and income    assets in common stocks of
                                                                                                        companies with market
                                                                                                        capitalizations of more than
                                                                                                        $5 billion at the time of
                                                                                                        investment
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
SELIGMAN                Seligman Small-Cap                                 X      Long-term capital     At least 80% of total assets
o  managed by J. & W.   Value Portfolio                                           appreciation          in common stocks of "value"
   Seligman & Co.                                                                                       companies with small market
   Incorporated                                                                                         capitalization (up to $2
                                                                                                        billion) at the time of
                                                                                                        purchase by the portfolio
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
USAZ                    USAZ Money Market Fund        X                           Current income        At least 80% of total assets
o  managed by Allianz                                                             consistent with       in portfolio of high
   of America, Inc.                                                               stability of          quality, money market
                                                                                  principal             investments
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
VAN KAMPEN              USAZ Van Kampen                                        X  Capital growth        At least 65% of total assets
o  managed by USAllianz Aggressive Growth Fund                                                          in common stocks or other
   Advisers, LLC/Van                                                                                    equity securities, including
   Kampen Investment                                                                                    preferred stocks and
   Advisory Corp.                                                                                       convertible securities the
                                                                                                        adviser believes have an
                                                                                                        above-average potential for
                                                                                                        capital growth
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by USAllianz USAZ Van Kampen                              X            Capital growth and    At least 65% of total assets
   Advisers, LLC/Van    Comstock Fund                                             income                in common stocks
   Kampen Asset
   Management Inc.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Van Kampen                                 X         Capital               At least 65% of total assets
                        Emerging Growth Fund                                      appreciation          in portfolios of common
                                                                                                        stocks of emerging growth
                                                                                                        companies
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Van Kampen                              X            Income and            Approximately 65% of total
                        Growth and Income Fund                                    long-term growth of   assets in income-producing
                                                                                  capital               equity securities, including
                                                                                                        common stocks and
                                                                                                        convertible securities; also
                                                                                                        in non-convertible preferred
                                                                                                        stocks and debt securities
                                                                                                        rated "investment grade" by
                                                                                                        Standard & Poors or Moody's
                                                                                                        Investors Services, Inc.
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by USAllianz USAZ Van Kampen                                        X  Capital growth        At least 65% of total assets
   Advisers, LLC/Van    Growth Fund                                                                     in common stocks and other
   Kampen Investment                                                                                    equity securities of growth
   Advisory Corp.                                                                                       companies; also in preferred
                                                                                                        stocks and securities
                                                                                                        convertible into common
                                                                                                        stocks or other equity
                                                                                                        securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------

Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies which may or may not be affiliated with Preferred Life. Certain Investment Options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants. Each Investment Option's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken.

Preferred Life may enter into certain arrangements under which it, or our affiliate USAllianz Investor Services, LLC, the principal underwriter for the Contracts, is compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which it provides to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options or other investment portfolios from Contracts that we issue or administer. Some advisers may pay us more or less than others. The amounts we receive under these arrangements may be significant. In addition, we or our affiliate USAllianz Investor Services, LLC, may receive 12b-1 fees deducted from certain Investment Option assets attributable to the Contract for providing distribution and shareholder support services to some Investment Options. Because 12b-1 fees are paid out of an Investment Options' assets on an ongoing basis, over time they will increase the cost of an investment in the Investment Option.


SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENTS

We may substitute another Investment Option for one of the Investment Options you have selected. Substitutions may be made with respect to existing investments, the investment of future Purchase Payments, or both. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We may limit further investment in or transfers to an Investment Option if marketing or tax considerations or investment considerations warrant. We also may close Investment Options to allocations of Purchase Payments or Contract Value, or both, at any time and at our sole discretion. The Investment Options which sell shares of the Investment Options to us pursuant to participation agreements may terminate those agreements and discontinue offering their shares to us. We may not substitute any shares without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

TRANSFERS


You can transfer money among the Investment Options. Transfers may be subject to a transfer fee. This fee is currently $25 for each transfer in excess of 12 in a contract year. Preferred Life currently allows you to make as many transfers as you want to each year. Preferred Life may change this practice in the future. However, this product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to an Investment Option. We reserve the right to reject any specific Purchase Payment allocation or transfer request from any person, if in the investment adviser's or Preferred Life's judgment, an Investment Option would be unable to invest effectively in accordance with its investment objectives and policies. Excess trading activity can disrupt fund management strategy and increase expenses, which are borne by all Contract Owners who allocated Purchase Payments or made transfers to the Investment Option, regardless of their activity. There is no minimum required transfer amount.


The following applies to any transfer:


1. We may choose not to allow you to make transfers during the free look period.


2. Your request for a transfer must clearly state:

    o which Investment Option(s) and/or the Fixed Account is involved in the transfer; and

    o how much the transfer is for.

3. You cannot make any transfers within 7 calendar days prior to the date your first Annuity Payment is due.


4. After the Income Date, during the Annuity Period, you may not make a transfer from a fixed Annuity Option to a variable Annuity Option.

5. After the Income Date, during the Annuity Period, you can make at least one transfer from a variable Annuity Option to a fixed Annuity Option.


6. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other Contract Owners. A modification could be applied to transfers to or from one or more of the Investment Options and could include, but is not limited to:

    o the requirement of a minimum time period between each transfer;

    o not accepting a transfer request from an agent acting under telephone authorization on behalf of more than one Contract Owner; or

    o limiting the dollar amount that may be transferred between the Investment Options by a Contract Owner at any one time.


If a transfer request is rejected, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly. If the transfer is rejected, we will send you a written notification within 5 business days.

TELEPHONE TRANSFERS. You can make transfers by telephone or by fax. We may allow you to authorize someone else to make transfers by telephone or fax on your behalf. If you own the Contract with a Joint Owner, unless Preferred Life is instructed otherwise, Preferred Life will accept instructions from either one of you. Preferred Life will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Preferred Life tape records all telephone instructions. We reserve the right to discontinue or modify the telephone/fax transfer privilege at any time and for any reason.

We do not currently accept transfer instructions via e-mail, web site, or other electronic communications. This service may be available in the future

Please note that telephone, fax and/or electronic communications may not always be available. Any telephone, fax and/or computer system, whether it is yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to the USAllianz Service Center.


EXCESSIVE TRADING. We may allow you to give third parties the right to effect transfers on your behalf. However, when the same third party makes transfers for multiple Contract Owners, the result can be simultaneous transfers involving large amounts of Contract value. Such transfers can disrupt the orderly management of the Investment Options, can result in higher costs to Contract Owners, and generally are not compatible with the long-range goals of Contract Owners. We believe that such simultaneous transfers effected by such third parties may not be in the best interests of all Contract holders and the management of the Investment Options share this position. Therefore, we may place restrictions designed to prevent any use of a transfer right which we consider to be to the disadvantage of the Contract Owners.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money each month or quarter from any one Investment Option or the Fixed Account to other Investment Options. The Investment Option(s) you transfer from may not be the Investment Option(s) you transfer to in this program. You cannot dollar cost average to the Fixed Account. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase.


Generally, the Dollar Cost Averaging Program requires a minimum transfer of $500 per month for at least three months (or $1,500 per quarter). You must have a $1,500 minimum allocation to participate in the program.

All Dollar Cost Averaging transfers will be made on the 10th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day. You may elect this program by properly completing the Dollar Cost Averaging form provided by Preferred Life. Your participation in the program will end when any of the following occurs:

o   the number of desired transfers has been made;

o you do not have enough money in the Investment Option(s) or the Fixed Account to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);

o you request to terminate the program (your request must be received at the Service Center by the first of the month to terminate that month); or

o   the Contract is terminated.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not currently taken into account in determining any transfer fee, and you will not be charged additional fees for participating in this program. We reserve the right to discontinue or modify the Dollar Cost Averaging program at any time and for any reason.

FLEXIBLE REBALANCING


You may choose to have us rebalance you account. Once your money has been invested, the performance of the Investment Options may cause your chosen allocation to shift. Flexible Rebalancing is designed to help you maintain your specified allocation mix among the different Investment Options. The Fixed Account is not part of Flexible Rebalancing. You can direct us to readjust your Contract Value on a quarterly, semi-annual or annual basis to return to your original Investment Option allocations. Flexible Rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous business day. If you participate in Flexible Rebalancing, the transfers made under the program are not currently taken into account in determining any transfer fee, and you will not be charged additional fees for participation in this program. We reserve the right to discontinue or modify the Flexible Rebalancing program at any time and for any reason. To terminate your participation in this program, your request must be received at the Service Center by the eighth of the month to terminate that month. You may participate in Dollar Cost Averaging and Flexible Rebalancing at the same time.


FINANCIAL ADVISERS - ASSET ALLOCATION PROGRAMS

Preferred Life understands the importance of advice from a financial adviser regarding your investments in the Contract (asset allocation program). Certain investment advisers have made arrangements with us to make their services available to you. Preferred Life has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your Contract during the Accumulation Phase. Preferred Life does not set the amount of the fees charged or receive any portion of the fees from the adviser. Preferred Life does not review or approve the actions of any adviser, and does not assume any responsibility for these actions.

Preferred Life will, pursuant to written instructions from you in a form acceptable to us, make a partial withdrawal from the value of your Contract to pay for the services of the investment adviser. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your Contract.

VOTING PRIVILEGES

Preferred Life is the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote which affects your investment, Preferred Life will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Preferred Life owns on its own behalf. Should Preferred Life determine that it is no longer required to comply with the above, we will vote the shares in our own right.

5.EXPENSES

-------------------------------------------------------------------------------

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

INSURANCE CHARGES

Each day, Preferred Life makes a deduction for its insurance charges. Preferred Life does this as part of its calculation of the value of the Accumulation Units and the Annuity Units. The insurance charge consists of:

MORTALITY AND EXPENSE RISK CHARGE. The amount of the mortality and expense risk charge depends on whether you select the Traditional Death Benefit or the Enhanced Death Benefit.

o Traditional Death Benefit. The charge is equal, on an annual basis, to 1.90% of the average daily value of the Contract invested in an Investment Option.

o Enhanced Death Benefit. The charge is equal, on an annual basis, to 2.10% of the average daily value of the Contract invested in an Investment Option.

This charge compensates us for all the insurance benefits provided by your Contract (for example, our contractual obligation to make Annuity Payments, the death benefits, certain expenses related to the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract).

If the mortality and expense risk charges are sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.

Preferred Life deducts a higher mortality and expense risk charge to cover the cost of providing the bonus. The increase is equal, on an annual basis to 0.50% of the daily net asset value of the contracts invested in the Investment Options. The withdrawal charge is also higher and extends for a longer period of time due to the bonus.

We expect to recoup the cost of the bonus through collection of the higher charges. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time the amount of the bonus may be offset by higher charges.

CONTRACT MAINTENANCE CHARGE

On each Contract anniversary, Preferred Life deducts $30 from the Contract Value as a contract maintenance charge. The charge is assessed on the last day of each Contract year. The charge is deducted pro rata from the Investment Options and the Fixed Account in which you are invested. The charge is for administrative expenses.

If you make a full withdrawal from your Contract other than on a Contract anniversary, Preferred Life will deduct the contract maintenance charge. During the Payout Phase the charge will be collected monthly out of each Annuity Payment.

However, if your Contract Value is at least $100,000 when the deduction for the charge is to be made, Preferred Life will not deduct this charge. If you own more than one Contract offered under this prospectus, Preferred Life will determine the total value of all your Contracts. If the total value of all Contracts registered under the same social security number is at least $100,000, Preferred Life will not assess the contract maintenance charge. Currently, the charge is also waived during the Payout Phase if your Adjusted Contract Value at the Income Date is $100,000. If the Contract is owned by a non-natural person (e.g., a corporation), Preferred Life will look to the Annuitant to determine if it will assess the charge.

WITHDRAWAL CHARGE

Withdrawals may be subject to a withdrawal charge. During the Accumulation Phase, you can make withdrawals from your Contract. Preferred Life keeps track of each Purchase Payment you make. The amount of the withdrawal charge depends upon the length of time since you made your Purchase Payment. It is calculated as a percent of the Purchase Payment being withdrawn. The charge is:

                         NUMBER OF COMPLETE CONTRACT
                             YEARS SINCE RECEIPT
                              OF PURCHASE PAYMENT          CHARGE

                      -------------------------------------------------
                                      0                     8.5%
                                      1                     8.5%
                                      2                     8.5%
                                      3                     8.0%
                                      4                     7.0%
                                      5                     6.0%
                                      6                     5.0%
                                      7                     4.0%
                                      8                     3.0%
                               9 years or more              0.0%



For a partial withdrawal that is subject to a withdrawal charge, the amount deducted for the withdrawal charge will be a percentage of the requested withdrawal amount. Example: Assume you requested a withdrawal of $1,000 and there is a 7% withdrawal charge. The withdrawal charge is $70.00 for a total withdrawal amount of $1,070.00


However, after Preferred Life has had a Purchase Payment for 9 full years, there is no charge when you withdraw that Purchase Payment. The charge is calculated at the time of each withdrawal. For purposes of the withdrawal charge, Preferred Life treats withdrawals as coming from the oldest Purchase Payments first and from all Purchase Payments and finally from earnings. Bonuses and any earnings thereon are treated as earnings under the Contract for purposes of the withdrawal charge. Preferred Life does not assess the withdrawal charge on any payments paid out as Annuity Payments or as death benefits. The withdrawal charge compensates Preferred Life for expenses associated with selling the Contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money you put into the Contract. Thus, for tax purposes, earnings are considered to come out first.


PARTIAL WITHDRAWAL PRIVILEGE. Each Contract year, you can make multiple withdrawals of any type up to 10% of Purchase Payments (less any previous withdrawals taken in the current Contract year which were not subject to a withdrawal charge) and no withdrawal charge will be deducted from this amount. If you make a withdrawal of more than the amount described above, the excess amount will be subject to the withdrawal charge. If you take a full withdrawal, 10% is taken without withdrawal charge (less any previous withdrawals taken in the current Contract year which were not subject to a withdrawal charge). This free withdrawal privilege is non-cumulative, which means that if you do not use your 10% free privilege in a given year, it does not carry over to the next year.

You may also elect to participate in the Systematic Withdrawal Program or the Minimum Distribution Program. These programs allow you to make withdrawals without the deduction of the withdrawal charge under certain circumstances. See "Access to Your Money," for a description of the Systematic Withdrawal Program and the Minimum Distribution Program.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. Preferred Life may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract or a prospective purchaser already had a relationship with Preferred Life. Preferred Life may choose not to deduct a withdrawal charge under a Contract issued to an officer, director or employee of Preferred Life or any of its affiliates. Also, Preferred Life may reduce or not deduct a withdrawal charge when a Contract is sold by an agent of Preferred Life to any members of his or her immediate family and the commission is waived. Our prior approval is required for any reduction or elimination of the withdrawal charge.

TRANSFER FEE

You can currently make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 for each additional transfer. Preferred Life reserves the right to restrict the number of transfers to twelve transfers per year. The transfer fee will be deducted from the account (Investment Option(s) or Fixed Account) from which the transfer is made. If the entire amount in the account is transferred, then the transfer fee will be deducted from the amount transferred. If the transfer is from multiple accounts, it will be treated as a single transfer. Any transfer fee will be deducted proportionally from the source account if less than the entire amount in the account is transferred. If the transfer is part of the Dollar Cost Averaging Program or Flexible Rebalancing, it will not currently count toward the limitation on transfers in determining the transfer fee.

PREMIUM TAXES


Premium taxes are not generally applicable to your contract since they are not currently assessed in the state of New York. However, Preferred Life reserves the right to make a deduction from the value of the Contract if the State of New York enacts legislation requiring premium tax payments or if the Contract Owner lives in a state where premium tax is applicable.


INCOME TAXES

Preferred Life reserves the right to deduct from the Contract any income taxes which it may incur because of the Contract. Currently, Preferred Life is not making any such deductions.

INVESTMENT OPTION EXPENSES

There are deductions from the assets of the various Investment Options for operating expenses (including management fees), which are described in the Fee Table in this prospectus and the prospectuses for the Investment Options.

6.TAXES

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NOTE: Preferred Life has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. Preferred Life has included additional information regarding taxes in the Statement of Additional Information.

ANNUITY CONTRACTS IN GENERAL

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Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract - Qualified or Non-Qualified (see following sections).

You, as the Contract Owner, will not be taxed on increases in the value of your Contract until a distribution occurs either as a withdrawal or as Annuity Payments. When you make a withdrawal from a Non-Qualified Contract you are taxed on the amount of the withdrawal that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment from a Non-Qualified Contract will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of Tax Deferral. Income may be taxed as ordinary income every year.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the Contract under a Qualified plan, your Contract is referred to as a Qualified Contract. Examples of Qualified plans are: Individual Retirement Annuities including Roth IRAs (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans. Qualified Contracts are subject to special tax rules and the terms of the retirement plan itself. Adverse tax consequences may result if contributions, distributions and transactions in connection with the Qualified Contracts do not comply with the law. If you do not purchase the Contract under a Qualified plan, your Contract is referred to as a Non-Qualified Contract.

A Qualified Contract will not provide any necessary or additional Tax Deferral if it is used to fund a qualified plan that is Tax Deferred. However, the Contract has features and benefits other than Tax Deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified deferred annuity contracts which are issued within a calendar year period to the same Contract Owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified annuity Contract in any calendar year period.

WITHDRAWALS - NON-QUALIFIED CONTRACTS

You, as the Contract Owner, will not be taxed on increases in the value of your Contract until a distribution occurs either as a withdrawal or as Annuity Payments. When you make a withdrawal from your Contract, the Code treats such a withdrawal as first coming from earnings and then from your Purchase Payments. You will be taxed on the amount of the withdrawal that is earnings. In most

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cases, such withdrawn earnings are included in income. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

The Code also provides that any amount received under an annuity Contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

1)  paid on or after the taxpayer reaches age 59 1/2;

2)  paid after you die;

3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

5)  paid under an immediate annuity; or

6) which come from Purchase Payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first Annuity Payment, then the tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the tax years in which the exception was used.

WITHDRAWALS - QUALIFIED CONTRACTS

If you make a withdrawal from your Qualified Contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of pre-tax Purchase Payments to the after-tax Purchase Payments in your Contract. If all of your Purchase Payments were made with pre-tax money then the full amount of any withdrawal is includible in taxable income. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs.

The Code also provides that any amount received under a Qualified Contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

1) paid on or after you reach age 59 1/2;

2) paid after you die;

3) paid if you become totally disabled (as that term is defined in the Code);

4) paid to you after leaving your employment in a series of substantially equal periodic payments made annually (or more frequently) under a lifetime annuity;

5) paid to you after you have attained age 55 and you have left your employment;

6) paid for certain allowable medical expenses (as defined in the Code);

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

7) paid pursuant to a qualified domestic relations order;

8) paid on account of an IRS levy upon the Qualified Contract;

9) paid from an IRA for medical insurance (as defined in the Code);

10)paid from an IRA for qualified higher education expenses; or

11 paid from an IRA for up to $10,000 for qualified first-time homebuyer expenses (as defined in the Code).

The exceptions in (5) and (7) above do not apply to IRAs. The exception in (4) above applies to IRAs but without the requirement of leaving employment.

We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS - TAX-SHELTERED ANNUITIES

The Code limits the withdrawal of amounts attributable to Purchase Payments made pursuant to a salary reduction agreement by Contract Owners from Tax-Sheltered Annuities. Withdrawals can only be made when a Contract Owner:

1)  reaches age 59 1/2;

2)  leaves his/her job;

3)  dies;

4)  becomes disabled (as that term is defined in the Code); or

5) in the case of hardship. However, in the case of hardship, the Contract Owner can only withdrawal the Purchase Payments and not any earnings.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of the death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

Certain death benefits may be purchased under your Contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the Internal Revenue Service could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the Contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under age 59 1/2.

If an enhanced death benefit is selected for a Qualified Contract, such death benefits may be considered by the Internal Revenue Service as "incidental death benefits." The Code imposes limits on the amount of incidental death benefits allowable for Qualified Contracts, and if the death benefits selected by you are considered to exceed such limits, the provisions of such benefits could result in currently taxable income to the owners of the Qualified Contracts. Furthermore, the Code provides that the assets of an IRA (including Roth IRA's) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of Purchase Payments or account value. The Contract offers death benefits which may exceed the greater of Purchase Payments or account value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the Contract may not qualify as an IRA (including Roth IRAs), resulting in the individual taxation of amounts held in the Contract and the imposition of penalty taxes. You should consult your tax adviser regarding these features and benefits prior to purchasing a Contract.

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

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. Preferred Life believes that the Investment Options are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Preferred Life, would be considered the owner of the shares of the Investment Options. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent under federal tax law Contract Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Contract Owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the owner of the Investment Options.

Due to the uncertainty in this area, Preferred Life reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

7.ACCESS TO YOUR MONEY
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You can have access to the money in your Contract:

o by making a partial or full withdrawal;

o by receiving Annuity Payments; or

o when a death benefit is paid to your Beneficiary.

In general, withdrawals can only be made during the Accumulation Phase.

When you make a full withdrawal you will receive the Contract Value on the day the withdrawal request is received at the USAllianz Service Center:

o less any applicable withdrawal charge,

o less any premium tax, and

o less any contract maintenance charge.

(See "Expenses" for a discussion of the charges.)

Unless you instruct Preferred Life otherwise, any partial withdrawal will be made pro-rata from all the Investment Options and the Fixed Account you selected.

We will pay the amount of any withdrawal from the Investment Options within seven (7) days of when we receive your request in good order unless the Suspension of Payments or Transfers provision is in effect (see below).

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

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

There are limits on withdrawals from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see "Taxes" and the discussion in the SAI.

SYSTEMATIC WITHDRAWAL PROGRAM

If the value of your Contract is at least $25,000, Preferred Life offers a program which provides automatic monthly or quarterly payments to you. The Systematic Withdrawal Program is subject to the Partial Withdrawal Privilege which means that the total systematic withdrawals which you can make each year without Preferred Life deducting a withdrawal charge is limited to 10% of your Purchase Payments for that year. This is determined on the last business day prior to the day your request is received. All systematic withdrawals will be made on the 9th day of the month unless that day is not a business day. If it is not, then the withdrawal will be made the previous business day. You will not be charged additional fees for participating in this program.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

MINIMUM DISTRIBUTION PROGRAM


If you own a Qualified Contract and you are age 70 1/2 or older, you may select the Minimum Distribution Program. Under this program, Preferred Life will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for Qualified Contracts. Such withdrawals will not be subject to a withdrawal charge. Payments may be made monthly, quarterly, or annually unless your Contract is less than $25,000 in which case the payments will only be made annually. If you have elected the Minimum Distribution Program, any additional withdrawals in a Contract year which exceed 10% of Purchase Payments when combined with Minimum Distribution withdrawals will be subject to any applicable withdrawal charge.


You cannot participate in the Systematic Withdrawal Program and the Minimum Distribution Program at the same time.

SUSPENSION OF PAYMENTS OR TRANSFERS

Preferred Life may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.  trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or Preferred
    Life cannot reasonably value the Investment Option shares;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

Preferred Life has reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months.

8.PERFORMANCE and Illustrations

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Preferred Life periodically advertises performance of the divisions of the
Separate Account (also known as sub-accounts). Preferred Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk charges and the Investment Option expenses. It does not reflect the deduction of any applicable withdrawal charge and contract maintenance charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the mortality and expense risk charges, contract maintenance charge, withdrawal charges and the expenses of the Investment Options. Bonus amounts may be reflected in certain performance presentations. Any presentation that contains a bonus will also incorporate any applicable withdrawal charge.


Preferred Life may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized.

Certain Investment Options have been in existence for some time and have investment performance history. In order to demonstrate how the actual investment experience of the Investment Options may affect your Accumulation Unit values, Preferred Life has prepared performance information which can be found in the SAI. This performance information may date from the inception date of the Investment Options, which generally will pre-date the initial offering date of the Contracts. Performance has been adjusted to reflect certain contract expenses.

Performance information for the Investment Options without Contract charges and expenses may also be advertised; see the Investment Option prospectuses for more information.

Preferred Life may in the future also advertise yield information. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised is based on historical data. It does not guarantee future results of the Investment Options.


Preferred Life may also provide illustrations to customers. These illustrations may provide hypothetical depictions of either the "pay-in", or accumulation phase, or the "pay-out", or annuitization phase. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized" performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another illustration alternative, we may use the Standard & Poor's 500 Composite Price Index or other recognized investment benchmark to show how values may vary. "Pay-in" and "pay-out" illustration may have various features as follows:


o Pay-in illustrations assume an initial lump sum Purchase Payment and are designed to show how adjusted historical performance or an assumed rate of return would have affected Contract values, withdrawal values, or the death benefit. Pay-in illustrations may also be designed to show the effect of periodic additional Purchase Payments and withdrawals. Pay-in illustrations based upon adjusted historical performance may assume that monies are allocated to a single Investment Option or to multiple Investment Options. In the event that monies are hypothetically allocated to multiple Investment Options, performance may be shown on a weighted aggregate basis. Dollar cost averaging illustrations, which are based upon adjusted historical performance, would compare the hypothetical effect of a lump sum Purchase Payments into the specified Investment Options, as contrasted with dollar cost averaging into the Investment Options over some period. Pay-in illustrations will reflect the bonus.


o Pay-out illustrations are designed to show the hypothetical effect of annuitizing a Contract, or receiving a stream of periodic payments. These illustrations may depict either a variable annuitization or a fixed annuitization or a combination of fixed and variable annuitization. A variable


                                       41
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pay-out illustration would be based upon a combination of adjusted historical performance or on the historical returns of an investment benchmark, an assumed investment return (AIR), and the annuitant's age whereas a fixed pay-out illustration would be based upon the annuitant's age, the pay-out option selected, and the pay-out factor rates currently in effect on the date of the illustration. Variable pay-out illustrations may also show the portion of each pay-out that is subject to income tax and the portion that is non-taxable. In addition to variable and fixed pay-out illustrations, an illustration may also be prepared showing the effect of required minimum distribution payments from Qualified Contracts.


The values illustrated will be calculated reflecting the deduction of Investment Option expenses for the specific Investment Options selected and mortality and expense risk charges. Contract maintenance charges may or may not be deducted. For assumed rate or investment benchmark pay-in illustrations, where no Investment Options are selected, an arithmetic average of Investment Option expenses will be reflected. The amount of the mortality and expense risk charges will vary, depending upon the Contract features you select. For withdrawal values, the withdrawal charges are also reflected. Illustrations will not reflect the deduction of any Federal or state income tax or penalties.

The illustrations that are given to customers by Preferred Life are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return.

More detailed information about customer illustrations is found in Appendix A to the SAI. This information is incorporated herein by reference.

9.DEATH BENEFIT

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UPON YOUR DEATH

If you die during the Accumulation Phase, Preferred Life will pay a death benefit to your Beneficiary (see below). If you die during the Payout Phase, any benefit will be as provided for in the Annuity Option selected.

At the time of application, you must select one of the following death benefits:

o        Traditional Death Benefit
o        Enhanced Death Benefit

If you do not make a selection, the Traditional Death Benefit is the death benefit.

If the Contract is not owned by a natural person or a trust for the benefit of a natural person , then the death benefits are not available. In such a case, the death benefit will be the Contract Value determined as of the end of the business day all claim proofs and payment election forms are received at the USAllianz Service Center.

Once the Contact is issued, the selection of the death benefit cannot be changed. The mortality and expense risk charge is higher for the Enhanced Death Benefit. Please refer to the Contract and applicable endorsement in your Contract for specific terms and conditions of the death benefits.

TRADITIONAL DEATH BENEFIT - If you select the Traditional Death Benefit, we will pay your Beneficiary the greater of the following amounts.

o The Contract Value determined as of the end of the business day when all claim proofs and payment election forms are received by the Service Center; or

o The Purchase Payments you have made reduced by each withdrawal's percentage of the Contract Value withdrawn, including any applicable withdrawal charge assessed.

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ENHANCED DEATH BENEFIT - If you select the Enhanced Death Benefit, we will pay your Beneficiary the greatest of the following amounts.

o The Contract Value determined as of the end of the business day when all claim proofs and payment election forms are received by the Service Center;

o The Purchase Payments you have made reduced by each withdrawal's percentage of the Contract Value withdrawn, including any applicable withdrawal charge assessed: or o The maximum Contract Value on each Contract anniversary, until your 81st birthday or date of death increased by subsequent Purchase Payments and reduced by each withdrawal's percentage of the Contract Value withdrawn, including any applicable withdrawal charge assessed since that Contract anniversary.

Any part of the death benefit amount that had been invested in the Investment Options remains in the Investment Options until distribution begins. From the time the death benefit is determined until we make a complete distribution, any amount in the Investment Options will be subject to investment risk which will be borne by the Beneficiary.

If you have a Joint Owner, the age of the older Contract Owner will be used to determine the death benefit. If the Contract is owned by a non-natural person, then all references to you mean the Annuitant.

In the case of Joint Owners, if a Joint Owner dies, the surviving Joint Owner will be considered the Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. Joint Owners must be spouses.

A Beneficiary must request the death benefit be paid under one of the death benefit options described below. If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current Contract value, or if greater, the death benefit value. If a lump sum payment is elected and all the necessary requirements, including any required tax consent from the state of New York, or other governmental forms, are met, the payment will be made within 7 days unless the Suspension or Deferral of Payments Provision is in effect. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from the state of New York (when required).

OPTION A: lump sum payment of the death benefit. Preferred Life will not deduct the contract maintenance charge at the time of a full withdrawal if the distribution is due to death.

OPTION B: payment of the entire death benefit within 5 years of the date of the Contract Owner's or any Joint Owner's death. Preferred Life will assess the full contract maintenance charge to each Beneficiary on each Contract anniversary.

OPTION C: payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Distribution under this option must begin within one year of the date of the Contract Owner's or any Joint Owner's death. The full contract maintenance charge will continue to be assessed to each Beneficiary's share pro rata over the payments.

Any portion of the death benefit not applied under an Annuity Option within one year of the date of the Contract Owner's death must be distributed within five years of the date of death.

If the Beneficiary wants to receive the payment other than in a lump sum, he/she may only make such an election during the 60 day period after the day that the lump sum first became payable by Preferred Life.

If you (or any Joint Owner) die during the Payout Phase and you are not the Annuitant, any payments which are remaining under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Payout Phase, the Beneficiary becomes the Contract Owner.

DEATH OF ANNUITANT

If the Annuitant, who is not a Contract Owner or Joint Owner, dies during the Accumulation Phase, you will become the Annuitant unless you designate another Annuitant within 30 days of the death of the Annuitant. However, if the Contract Owner is a non-natural person (e.g., a corporation), then the death of the Annuitant will be treated as the death of the Contract Owner, and a new Annuitant may not be named.

If the Annuitant dies after Annuity Payments have begun, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Contract Owner at least as rapidly as they were being paid at the Annuitant's death.

10.OTHER INFORMATION

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PREFERRED LIFE

Preferred Life Insurance Company of New York (Preferred Life), 152 West 57th Street, 18th Floor, New York, New York 10019, was organized under the laws of the state of New York . Preferred Life offers annuities and group life, accident and health insurance and variable annuity products. Preferred Life is licensed to do business in 6 states, including New York and the District of Columbia. Preferred Life is a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.

THE SEPARATE ACCOUNT


Preferred Life established Preferred Life Variable Account C (Separate Account) under New York insurance law on February 26, 1988. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to the Fixed Account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

Preferred Life owns the assets of the Separate Account. We credit gains to or charge losses against the Separate Account without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the Contracts. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.


DISTRIBUTION

Our affiliate, USAllianz Investor Services, LLC (USAllianz), serves as principal underwriter for the Contracts. USAllianz, a limited liability company, organized in Minnesota, is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. USAllianz is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc, (NASD) More information about USAllianz is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

Commissions will be paid to broker/dealers who sell the Contracts.

Broker/dealers will be paid commissions up to 6% of Purchase Payments. Sometimes, Preferred Life enters into an agreement with the broker/dealer to pay the broker/dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 6% of Purchase Payments). Commissions may be recovered from a broker/dealer if a withdrawal occurs within 12 months of a Purchase Payment.


Other compensation options also may be made available. USAllianz may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934. Under the agreements with those broker-dealers, the commission paid to the broker-dealer on behalf of the registered representative will not exceed those described above; selling firms may retain a portion of commissions. We may pay additional compensation to the broker-dealer and/or reimburse the broker-dealer for portions of Contract sales expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract Owners or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

Preferred Life may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.


ADMINISTRATION

Preferred Life has hired Delaware Valley Financial Services, Inc. (DVFS), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owner's records.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by Preferred Life or an affiliate. Call (800) 542-5427 if you need additional copies of financial reports, prospectuses, or annual and semi-annual reports, or if you would like to receive one copy for each contract in future mailings.

FINANCIAL STATEMENTS

The financial statements of Preferred Life and the Separate Account have been included in the Statement of Additional Information.

TABLE OF CONTENTS
OF THE STATEMENT OF
ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

Insurance Company .............................  2
Experts .......................................  2
Legal Opinions ................................  2
Distributor....................................  2
Reduction or Elimination of the
    Withdrawal Charge .........................  2

Calculation of Performance Data................  3
Illustrations..................................  8
Federal Tax Status.............................  8
Annuity Provisions ............................ 16
Financial Statements .......................... 17
Appendix A - Illustrations..................... 18

PRIVACY NOTICE

-------------------------------------------------------------------------------

WE CARE ABOUT YOUR PRIVACY!

In compliance with Gramm-Leach-Bliley (GLB), this notice describes the privacy policy and practices followed by Preferred Life Insurance Company of New York, and their affiliated companies (herein referred to as "Preferred Life").

Your privacy is a high priority for us and it will be treated with the highest degree of confidentiality. In order for us to be able to provide these insurance products and services, we need to collect certain information from you. However, we want to emphasize that we are committed to maintaining the privacy of this information in accordance with law. All individuals with access to personal information about our customers are required to follow this policy.

NON-PUBLIC INFORMATION COLLECTED.

o Information we receive from you on insurance and annuity applications, claim forms or other forms such as your name, address, date and location of birth, marital status, sex, social security number, medical information, beneficiary information, etc.

o Information about your transactions with us, our affiliates or others such as purchase payment history, tax information, investment information, and accounting information; and

o Information we receive from consumer reporting agencies, such as your credit history.

NON-PUBLIC INFORMATION DISCLOSED.

o We may provide the non-public information that we collect to affiliated or nonaffiliated persons or entities involved in the underwriting, processing, servicing and marketing of your Preferred Life insurance products. We will not provide this information to a nonaffiliated third party unless we have a written agreement that requires the third party to protect the confidentiality of this information.

o We may have to provide the above described non-public information that we collect to authorized persons or entities to comply with a subpoena or summons by federal, state or local authorities and to respond to judicial process or regulatory authorities having jurisdiction over our company for examination, compliance or other purposes as required by law.

o We do not disclose any non-public personal information about our customers to anyone except as permitted or required by law.

CONFIDENTIALITY AND SECURITY OF YOUR NON-PUBLIC PERSONAL INFORMATION.

o We restrict access of non-public personal information about you to only those persons who need to know about that information to underwrite, process, service or market Preferred Life insurance products and services.

o We maintain physical, electronic, and procedural safeguards that comply with state and federal standards to guard your non-public personal information.

o If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

INFORMATION ABOUT FORMER CUSTOMERS.

Non-public information about our former customers is maintained by Preferred Life on a confidential and secure basis. If any such disclosure is made, it would be for reasons and under the conditions described in this notice. We do not disclose any non-public personal information about our former customers to anyone except as permitted or required by law.

FURTHER INFORMATION.

o You have a right to access and request correction of your personal information that is recorded with Preferred Life.

o Information obtained from a report prepared by an insurance support organization may be retained by the insurance support organization and disclosed to other persons.

If you have any questions about our privacy policy, please write, call, or email:

Preferred Life Insurance Company of New York
152 West 57th Street, 18th Floor, New York, New York  10019
800/328-5600, www.allianzlife.com

                                     PART B



                       STATEMENT OF ADDITIONAL INFORMATION


                             USALLIANZ OPPORTUNITY(TM)


                           INDIVIDUAL FLEXIBLE PAYMENT

                           VARIABLE ANNUITY CONTRACTS

                                    ISSUED BY

                        PREFERRED LIFE VARIABLE ACCOUNT C

                                       AND

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                               _____________, 2002

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE INSURANCE COMPANY AT: 152 WEST 57th STREET, 18th FLOOR, NEW YORK, NY 10019,
(800) 542-5427.

THIS STATEMENT OF ADDITIONAL INFORMATION AND THE PROSPECTUS ARE DATED __________________, 2002 AND AS MAY BE AMENDED FROM TIME TO TIME.

TABLE OF CONTENTS

-------------------------------------------------------------

                                                 Page

Insurance Company................................   2
Experts..........................................   2
Legal Opinions...................................   2
Distributor......................................   2
Reduction or Elimination of the
 Withdrawal Charge...............................   2
Calculation of Performance Data..................   3
Illustrations....................................   8
Federal Tax Status...............................   8
Annuity Provisions...............................  16
Financial Statements.............................  17
Appendix A - Illustrations.......................  18



                                                                   OPPSAI-0702

INSURANCE COMPANY

Information regarding Preferred Life Insurance Company of New York ("Insurance Company") is contained in the Prospectus. The Insurance Company is rated A++ (Superior, Group Rating) by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant in that it may be a reflection as to the ability of a company to make fixed annuity payments from its general account.

EXPERTS


The financial statements of Preferred Life Variable Account C as of and for the year ended December 31, 2001 and the financial statements of the Insurance Company as of December 31, 2001 and 2000 and for each of the years in the three years ended December 31, 2001 have been included in this Statement of Additional Information in reliance upon the reports of KPMG LLP, independent accountants, included in this Statement of Additional Information and upon the authority of said firm as experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, Minneapolis, MN.


LEGAL OPINIONS

Stewart Gregg, Senior Counsel to the Insurance Company, has provided legal advice on certain matters in connection with the issuance of the Contracts.

DISTRIBUTOR

USAllianz Investor Services, LLC, an affiliate of the Insurance Company, acts as the distributor. The offering is on a continuous basis.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

The amount of the withdrawal charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the withdrawal charge will be determined by the Insurance Company after examination of the following factors: 1) the size of the group; 2) the total amount of Purchase Payments expected to be received from the group; 3) the nature of the group for which the Contracts are purchased, and the persistency expected in that group (i.e., the expectation that the Contract owners will continue to hold the Contracts for a certain period of time); 4) the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and 5) any other circumstances which the Insurance Company believes to be relevant to determining whether reduced sales or administrative expenses may be expected. None of the reductions in charges for sales is contractually guaranteed.

The withdrawal charge may be eliminated when the Contracts are issued to an officer, director or employee of the Insurance Company or any of its affiliates. The withdrawal charge may be reduced or eliminated when the Contract is sold by an agent of the Insurance Company to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

CALCULATION OF PERFORMANCE DATA

TOTAL RETURN

From time to time, the Insurance Company may advertise the performance data for the divisions of the separate account (also known as sub-accounts) in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of a sub-account over a stated period of time which is determined by dividing the increase (or decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.


Any such performance data will include total return figures for the one, five, and ten year (or since inception) time periods indicated. Such total return figures will reflect the deduction of the mortality and expense risk charge, the operating expenses of the Investment Options, any applicable withdrawal charge and contract maintenance charge ("Standardized Total Return"). The withdrawal charge and contract maintenance charge deductions are calculated assuming a Contract is fully withdrawn at the end of the reporting period.


The hypothetical value of a Contract purchased for the time periods described will be determined by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable Contract Maintenance Charges and any applicable withdrawal charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                           P(1+T)n = ERV

where:

           P      = a hypothetical initial payment of $1,000;

           T      = average annual total return;

           N      = number of years;

           ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).


The Insurance Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the withdrawal charge and the contract maintenance charge. The Insurance Company may also advertise cumulative and average total return information over different periods of time. The Company may also present performance information computed on a different basis ("Non-Standardized Total Return"). Any non-standardized performance information will be accompanied by standardized performance information, if available.


Cumulative total return is calculated in a similar manner, except that the results are not annualized. Each calculation assumes that no sales load is deducted from the initial $1,000 payment at the time it is allocated to the Investment Options and assumes that the income earned by the investment in the Investment Option is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

YIELD

The USAZ Money Market Fund ("Money Market Fund"). The Insurance Company may advertise yield information for the Money Market Fund. The Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the Investment Option's investment securities and changes in interest rates, operating expenses, the deduction of the mortality and expense risk charge, the contract maintenance charge and, in certain instances, the value of the Investment Option's investment securities. Bonus amounts may be reflected in any performance information. The fact that the subaccount's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the subacount's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one Accumulation Unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such Accumulation Unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Investment Option, the deduction of the mortality and expense risk charge and contract maintenance charge.

The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested. (Effective yield = [(Base Period Return + 1)365/7] - 1.)

Other Investment Options. The Insurance Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Investment Options. Each Investment Option (other than the USAZ Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the mortality and expense risk charge and contract maintenance charge) by the Accumulation Unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                          Yield = 2 [((a-b) + 1)6 - 1]

                                       cd

where:

a = net investment income earned during the period by the Investment Option attributable to shares owned by the subaccount;

b = expenses accrued for the period (net of reimbursements);

c = the average daily number of Accumulation Units outstanding during the period;

d = the maximum offering price per Accumulation Unit on the last day of the period.

The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. Yield calculations assume no sales load. The Insurance Company does not currently advertise yield information for any subaccount (other than the Money Market Fund).

PERFORMANCE RANKING

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R).

From time to time, evaluation of performance by independent sources may also be used.

PERFORMANCE INFORMATION

Certain Investment Options have been in existence for some time and have investment performance history. In order to show how investment performance of the Investment Options affects Accumulation Unit values, the following performance information was developed. This information is for periods prior to when the Contracts were first offered, and have been adjusted to reflect Contract expenses. Bonus amounts may be reflected in certain performance presentations for any period commencing on the date the Contracts were first offered.


Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares offered by this Contract are listed in the "Investment Option Annual Expenses Net of Waivers/Reimbursements" table in the prospectus. For more information about share classes, see the Investment Option Prospectuses.


The Investment Options of Franklin Templeton Variable Insurance Products Trust available under this Contract issue Class 2 shares and have a distribution plan which is referred to as a rule 12b-1 plan. Class 2 shares have Rule 12b-1 plan expenses currently equal to 0.25% per year, which will affect future performance.


Because class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized class 2 Investment Option performance for prior periods represents historical results of class 1 shares. For periods beginning 1/6/99 (or 5/1/97), class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.


Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.


Charts A and B on the following pages reflect Accumulation Unit performance which assumes that the Accumulation Units were invested in each of the Investment Options from the Investment Option inception dates listed on the table. Chart A is for Contracts with the traditional death benefit and Chart B is for Contracts with the enhanced death benefit. Chart C reflects performance information for the Investment Options which does not include any contract fees, expenses or sales charges.

The performance figures in Column I represents performance figures for the Accumulation Units which reflect the deduction of the mortality and expense risk charge and the operating expenses of the Investment Options. Column II represents performance figures for the Accumulation Units which reflect the mortality and expense risk charge, the contract maintenance charge, the operating expenses of the Investment Options and assumes that you make a withdrawal at the end of the period (therefore the withdrawal charge is reflected). Past performance does not guarantee future results. Charts A and B do not include any bonus amount.


CHART A      - CONTRACTS WITH TRADITIONAL DEATH BENEFIT (NO BONUS AMOUNTS REFLECTED)

Total Return for the periods ended December 31, 2001:

HYPOTHETICAL

                                                         COLUMN I                                   COLUMN II
--------------------------------------------------------------------------------------------------------------------------
                               INVESTMENT OPTION

                                   INCEPTION      ONE     THREE    FIVE    TEN     SINCE     ONE     THREE   FIVE     TEN    SINCE
INVESTMENT OPTION                    DATE         YEAR    YEAR     YEAR   YEAR   INCEPTION  YEAR     YEAR    YEAR    YEAR  INCEPTION
                                                    %       %        %      %        %        %        %       %       %        %
--------------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and       11/5/2001      N/A      NA       NA      NA     4.36      N/A      NA       NA      NA  -3.39
Income
USAZ Alliance Capital Large Cap        11/5/2001      N/A      NA       NA      NA     5.19      N/A      NA       NA      NA  -2.56
Growth
USAZ Alliance Capital Technology       11/5/2001      N/A      NA       NA      NA     7.39      N/A      NA       NA     NA  -0.36
Davis VA Financial                      7/1/1999   -12.07     N/A      N/A     N/A     1.54   -19.82     N/A      N/A     N/A  -1.64
Davis VA Value                          7/1/1999   -12.09     N/A      N/A     N/A    -1.68   -19.84     N/A      N/A     N/A  -5.01
Franklin Global Communications         1/24/1989   -30.73  -14.67    -3.36    1.37     4.07   -38.48  -18.43    -4.93    1.30   4.01
Securities - Class 21,2
Franklin Growth and Income             1/24/1989    -4.12    3.12     7.87    8.80     8.09   -11.87    0.56     6.85    8.73   8.03
Securities - Class 21,2
Franklin High Income - Class 21,2      1/24/1989     2.21   -5.22    -1.59    4.18     4.28    -5.54   -8.26    -3.08    4.10   4.21
Franklin Income Securities - Class     1/24/1989    -1.15    3.64     4.98    7.11     7.86    -8.90    1.10     3.83    7.04   7.80
21,2

Franklin Large Cap Growth               5/1/1996   -13.10    5.00     9.66     N/A    10.69   -20.85    2.55     8.70     N/A  10.02
Securities - Class 21,2
Franklin Real Estate - Class 21,2      1/24/1989     5.84    7.88     3.95    8.99     8.17    -1.91    5.54     2.74    8.92   8.10
Franklin Rising Dividends              1/27/1992    11.42    5.23     9.80     N/A     9.14     3.67    2.77     8.83     N/A   9.06
Securities - Class 21,2
Franklin Small Cap - Class 21,2        11/1/1995   -16.85   10.24     8.44     N/A    11.20   -24.60    8.03     7.44     N/A  10.70
Franklin Small Cap Value Securities     5/1/1998    11.64   10.86      N/A     N/A     1.28     3.89    8.65      N/A     N/A  -0.79
- Class 21,2
Franklin U.S. Government - Class 22    3/14/1989     5.34    3.76     4.78    4.83     5.66    -2.41    1.24     3.62    4.75   5.58
Franklin Zero Coupon 2005 - Class 1    3/14/1989     6.87    2.92     5.63    6.74     7.73    -0.88    0.34     4.51    6.67   7.67
Franklin Zero Coupon 2010 - Class 1    3/14/1989     3.63    1.30     5.95    7.59     8.26    -4.12   -1.36     4.84    7.52   8.20
Mutual Discovery Securities - Class    11/8/1996    -1.66    8.82     7.06     N/A     7.21    -9.41    6.53     6.00     N/A   6.31
21,2
Mutual Shares Securities - Class       11/8/1996     5.02    9.15     8.09     N/A     8.52    -2.73    6.88     7.06     N/A   7.66
21,2
Templeton Developing Markets           3/04/1996    -9.82   -1.99    -8.29     N/A    -3.87   -17.57   -4.81   -10.28     N/A  -4.60
Securities - Class 21,2,3
Templeton Foreign Securities-Class     5/01/1992   -17.58   -1.73     1.50     N/A     5.43   -25.33   -4.54     0.19     N/A   5.36
21,2,4
Templeton Growth Securities-Class      3/15/1994    -3.18    4.56     6.36     N/A     7.98   -10.93    2.08     5.27     N/A   7.62
21,2
USAZ Templeton Developed Markets       11/5/2001      N/A      NA       NA      NA     2.20      N/A      NA       NA      NA  -5.55
SP Jennison International Growth      12/15/2000   -37.14     N/A      N/A     N/A   -36.16   -44.89     N/A      N/A     N/A -43.85
SP Strategic Partners Focused Growth  12/15/2000   -17.32     N/A      N/A     N/A   -20.78   -25.07     N/A      N/A     N/A -28.39
Oppenheimer Global Securities/VA      11/12/1990   -13.70   11.43    13.23   11.76    10.65   -21.45    9.27    12.38   11.70  10.58
Oppenheimer High Income/VA             4/30/1986     0.04   -1.12     0.94    6.66     7.89    -7.71   -3.90    -0.41    6.60   7.83
Oppenheimer Main Street Growth &        7/5/1995   -11.86   -1.97     4.70     N/A    11.51   -19.61   -4.79     3.55     N/A  11.07
Income/VA
PIMCO VIT High Yield - Admin. Class    4/30/1998     0.42   -0.43      N/A     N/A    -0.21    -7.33   -3.18      N/A     N/A  -2.35
PIMCO VIT StocksPLUS Growth &         12/31/1997   -13.11   -3.19      N/A     N/A     3.74   -20.86   -6.09      N/A     N/A   2.01
Income - Admin. Class
PIMCO VIT Total Return - Admin.       12/31/1997     6.34    3.90      N/A     N/A     4.56    -1.41    1.37      N/A     N/A   2.85
Class
USAZ PIMCO Growth and Income           11/5/2001      N/A      NA       NA      NA     1.34      N/A      NA       NA      NA  -6.41
USAZ PIMCO Renaissance                 11/5/2001      N/A      NA       NA      NA     9.88      N/A      NA       NA      NA   2.13
USAZ PIMCO Value                       11/5/2001      N/A      NA       NA      NA     9.31      N/A      NA       NA      NA   1.56
Seligman Small-Cap Value - Class 1      5/1/1998    21.18   28.03      N/A     N/A    15.92    13.43   26.38      N/A     N/A  14.48
USAZ Money Market                       2/1/2000     1.32      NA       NA      NA     2.47    -6.43      NA       NA      NA  -1.62
USAZ Van Kampen Aggressive Growth       5/1/2001      N/A      NA       NA      NA   -20.02      N/A      NA       NA      NA -27.77
USAZ Van Kampen Comstock                5/1/2001      N/A      NA       NA      NA    -6.82      N/A      NA       NA      NA -14.57
USAZ Van Kampen Emerging Growth         5/1/2001      N/A      NA       NA      NA    -8.47      N/A      NA       NA      NA -16.22
USAZ Van Kampen Growth and Income       5/1/2001      N/A      NA       NA      NA    -3.64      N/A      NA       NA      NA -11.39
USAZ Van Kampen Growth                  5/1/2001      N/A      NA       NA      NA    -5.11      N/A      NA       NA      NA -12.86
------------------------------------------------------------------------------------------------------------------------------------

                                       6

1.Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton
Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of
Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4.For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton
International Fund.

There is no performance shown for the USAZ AIM Basic Value, USAZ AIM Blue Chip, USAZ AIM Dent Demographic Trends, USAZ AIM
International Equity, Dreyfus Small Cap Stock Index, Dreyfus Stock Index, Jennison 20/20 Focus and the USAZ Oppenheimer Emerging
Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002.



CHART B      - CONTRACTS WITH ENHANCED DEATH BENEFIT(NO BONUS AMOUNTS REFLECTED)

Total Return for the periods ended December 31, 2001
HYPOTHETICAL

                                                         COLUMN I                                   COLUMN II
--------------------------------------------------------------------------------------------------------------------------
                               INVESTMENT OPTION

                                   INCEPTION      ONE     THREE    FIVE    TEN     SINCE         ONE      THREE    FIVE TEN  SINCE
INVESTMENT OPTION                    DATE         YEAR    YEAR     YEAR   YEAR   INCEPTION      YEAR      YEAR     YEARYEARINCEPTION
                                                    %       %        %      %        %            %         %        %        %    %
------------------------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and       11/5/2001      N/A      NA       NA      NA    4.33%          N/A      NA      NA   NA -3.42%
Income
USAZ Alliance Capital Large Cap        11/5/2001      N/A      NA       NA      NA    5.16%          N/A      NA      NA   NA -2.59%
Growth
USAZ Alliance Capital Technology       11/5/2001      N/A      NA       NA      NA    7.35%          N/A      NA      NA   NA -0.40%
Davis VA Financial                      7/1/1999  -12.25%     N/A      N/A     N/A    1.34%      -20.00%     N/A     N/A  N/A -1.85%
Davis VA Value                          7/1/1999  -12.26%     N/A      N/A     N/A   -1.87%      -20.01%     N/A     N/A  N/A -5.22%
Franklin Global Communications         1/24/1989  -30.87% -14.84%   -3.55%   1.17%    3.86%      -38.62% -18.62%  -5.14%1.09%  3.80%
Securities - Class 21,2
Franklin Growth and Income             1/24/1989   -4.32%   2.91%    7.66%   8.58%    7.88%      -12.07%   0.34%   6.62%8.51%  7.81%
Securities - Class 21,2
Franklin High Income - Class 21,2      1/24/1989    2.00%  -5.41%   -1.79%   3.97%    4.07%       -5.75%  -8.46%  -3.29%3.90%  4.00%
Franklin Income Securities - Class     1/24/1989   -1.34%   3.43%    4.77%   6.90%    7.65%       -9.09%   0.89%   3.62%6.83%  7.59%
21,2

Franklin Large Cap Growth               5/1/1996  -13.28%   4.79%    9.45%     N/A   10.47%      -21.03%   2.33%   8.48%  N/A  9.79%
Securities - Class 21,2
Franklin Real Estate - Class 21,2      1/24/1989    5.63%   7.67%    3.74%   8.77%    7.96%       -2.12%   5.32%   2.53%8.70%  7.89%
Franklin Rising Dividends              1/27/1992   11.19%   5.02%    9.58%     N/A    8.92%        3.44%   2.55%   8.61%  N/A  8.84%
Securities - Class 21,2
Franklin Small Cap - Class 21,2        11/1/1995  -17.02%  10.02%    8.23%     N/A   10.98%      -24.77%   7.80%   7.21%  N/A 10.47%
Franklin Small Cap Value Securities     5/1/1998   11.41%  10.64%      N/A     N/A    1.08%        3.66%   8.41%     N/A  N/A -1.00%
- Class 21,2
Franklin U.S. Government - Class 22    3/14/1989    5.13%   3.56%    4.57%   4.62%    5.44%       -2.62%   1.02%   3.40%4.54%  5.37%
Franklin Zero Coupon 2005 - Class 1    3/14/1989    6.66%   2.71%    5.42%   6.53%    7.52%       -1.09%   0.13%   4.29%6.46%  7.45%
Franklin Zero Coupon 2010 - Class 1    3/14/1989    3.42%   1.10%    5.74%   7.38%    8.05%       -4.33%  -1.57%   4.62%7.31%  7.98%
Mutual Discovery Securities - Class    11/8/1996   -1.86%   8.60%    6.85%     N/A    7.00%       -9.61%   6.30%   5.78%  N/A  6.09%
21,2
Mutual Shares Securities - Class       11/8/1996    4.81%   8.94%    7.87%     N/A    8.30%       -2.94%   6.65%   6.84%  N/A  7.43%
21,2
Templeton Developing Markets           3/04/1996  -10.00%  -2.18%   -8.48%     N/A   -4.07%      -17.75%  -5.02% -10.48%  N/A -4.80%
Securities - Class 21,2,3
Templeton Foreign Securities-Class     5/01/1992  -17.75%  -1.93%    1.29%     N/A    5.22%      -25.50%  -4.75%  -0.02%  N/A  5.15%
21,2,4
Templeton Growth Securities-Class      3/15/1994   -3.37%   4.35%    6.15%     N/A    7.76%      -11.12%   1.86%   5.05%  N/A  7.40%
21,2
USAZ Templeton Developed Markets       11/5/2001      N/A      NA       NA      NA    2.17%          N/A      NA      NA   NA -5.58%
SP Jennison International Growth      12/15/2000  -37.26%     N/A      N/A     N/A  -36.29%      -45.01%     N/A     N/A  N/A-43.98%
SP Strategic Partners Focused Growth  12/15/2000  -17.48%     N/A      N/A     N/A  -20.94%      -25.23%     N/A     N/A  N/A-28.55%
Oppenheimer Global Securities/VA      11/12/1990  -13.87%  11.21%   13.00%  11.54%   10.43%      -21.62%   9.03% 12.14%11.47% 10.36%
Oppenheimer High Income/VA             4/30/1986   -0.16%  -1.31%    0.73%   6.45%    7.67%       -7.91%  -4.11%  -0.62%6.39%  7.62%
Oppenheimer Main Street Growth &        7/5/1995  -12.04%  -2.16%    4.49%     N/A   11.29%      -19.79%  -5.00%   3.33%  N/A 10.84%
Income/VA

PIMCO VIT High Yield - Admin. Class    4/30/1998    0.22%  -0.63%      N/A     N/A   -0.41%       -7.53%  -3.39%   N/A  N/A  -2.56%


                                       7

PIMCO VIT StocksPLUS Growth &         12/31/1997  -13.29%  -3.38%      N/A     N/A    3.53%      -21.04%  -6.30%   N/A  N/A   1.79%
Income - Admin. Class
PIMCO VIT Total Return - Admin.       12/31/1997    6.13%   3.69%      N/A     N/A    4.35%       -1.62%   1.16%   N/A  N/A   2.63%
Class
USAZ PIMCO Growth and Income           11/5/2001      N/A      NA       NA      NA    1.30%          N/A      NA    NA   NA  -6.45%
USAZ PIMCO Renaissance                 11/5/2001      N/A      NA       NA      NA    9.85%          N/A      NA    NA   NA   2.10%
USAZ PIMCO Value                       11/5/2001      N/A      NA       NA      NA    9.27%          N/A      NA    NA   NA   1.52%
Seligman Small-Cap Value - Class 1      5/1/1998   20.94%  27.78%      N/A     N/A   15.69%       13.19%  26.12%   N/A  N/A  14.24%
USAZ Money Market                       2/1/2000    1.12%      NA       NA      NA    2.26%       -6.63%      NA    NA   NA  -1.83%
USAZ Van Kampen Aggressive Growth       5/1/2001      N/A      NA       NA      NA  -20.13%          N/A      NA    NA   NA -27.88%
USAZ Van Kampen Comstock                5/1/2001      N/A      NA       NA      NA   -6.94%          N/A      NA    NA   NA -14.69%
USAZ Van Kampen Emerging Growth         5/1/2001      N/A      NA       NA      NA   -9.09%          N/A      NA    NA   NA -16.84%
USAZ Van Kampen Growth and Income       5/1/2001      N/A      NA       NA      NA   -3.77%          N/A      NA    NA   NA -11.52%
USAZ Van Kampen Growth                  5/1/2001      N/A      NA       NA      NA   -5.24%          N/A      NA    NA   NA -12.99%



1.Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton
Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of
Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4.For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton
International Fund.

There is no performance shown for the USAZ AIM Basic Value, USAZ AIM Blue Chip, USAZ AIM Dent Demographic Trends, USAZ AIM
International Equity, Dreyfus Small Cap Stock Index, Dreyfus Stock Index, Jennison 20/20 Focus and the USAZ Oppenheimer Emerging
Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002..

     CHART C      - INVESTMENT OPTION PERFORMANCE (NO CONTRACT CHARGES)

Total Return for the periods ended December 31, 2001
--------------------------------------------------------------------------------------------
                                                         ONE     FIVE       TEN        SINCE

INVESTMENT OPTION                                       YEAR     YEAR      YEAR      INCEPTION
                                                          %        %         %           %


USAZ Alliance Capital Growth and Income                   N/A       N/A       N/A        4.67
USAZ Alliance Capital Large Cap Growth                    N/A       N/A       N/A        5.50
USAZ Alliance Capital Technology                          N/A       N/A       N/A        7.70
Davis VA Financial                                     -10.37       N/A       N/A        3.48
Davis VA Value                                         -10.39       N/A       N/A        0.21
Franklin Global Communications Securities - Class      -29.40     -1.50      3.40        6.03
21,2
Franklin Growth and Income Securities - Class 21,2      -2.28      9.94     11.22       10.15
Franklin High Income - Class 21,2                        4.18      0.30      6.20        6.25
Franklin Income Securities - Class 21,2                  0.76      7.00      9.26        9.91
Franklin Large Cap Growth Securities - Class 21,2      -11.43     11.77       N/A       12.82
Franklin Real Estate - Class 21,2                        7.88      5.94     11.45       10.22
Franklin Rising Dividends Securities - Class 21,2       13.57     11.90       N/A       11.22
Franklin Small Cap - Class 21,2                        -15.25     10.53       N/A       13.45
Franklin Small Cap Value Securities - Class 21,2        13.79       N/A       N/A        3.23
Franklin U.S. Government - Class 22                      7.37      6.79      6.91        7.69
Franklin Zero Coupon 2005 - Class 1                      8.93      7.66      8.93        9.80
Franklin Zero Coupon 2010 - Class 1                      5.62      7.98      9.87       10.34
Mutual Discovery Securities - Class 21,2                 0.24      9.12       N/A        9.27
Mutual Shares Securities - Class 21,2                    7.04     10.16       N/A       10.60
Templeton Developing Markets Securities - Class         -8.08    -11.78       N/A      -11.10
21,2,3
Templeton Foreign Securities-Class 21,2,4              -15.99      4.63       N/A        9.64
Templeton Growth Securities-Class 21,2                  -1.31      8.40       N/A       10.05
USAZ Templeton Developed Markets                          N/A       N/A       N/A        2.50


                                       8

SP Jennison International Growth                       -35.92       N/A       N/A      -37.67
SP Strategic Partners Focused Growth                   -20.80       N/A       N/A      -19.93
Oppenheimer Global Securities/VA                       -12.04     15.40     13.91          NA
Oppenheimer High Income/VA                               1.97      2.87      8.71          NA
Oppenheimer Main Street Growth & Income/VA             -10.16      6.71       N/A       13.67
PIMCO VIT High Yield - Admin. Class                      2.35       N/A       N/A        1.70
PIMCO VIT StocksPLUS Growth & Income - Admin. Class    -11.43       N/A       N/A        5.73
PIMCO VIT Total Return - Admin. Class                    8.37       N/A       N/A        6.55
USAZ PIMCO Growth and Income                              N/A       N/A       N/A        1.63
USAZ PIMCO Renaissance                                    N/A       N/A       N/A       10.20
USAZ PIMCO Value                                          N/A       N/A       N/A        9.63
Seligman Small-Cap Value - Class 1                      23.52       N/A       N/A       18.14
USAZ Money Market                                        3.27       N/A       N/A        4.24
USAZ Van Kampen Aggressive Growth                         N/A       N/A       N/A      -19.00
USAZ Van Kampen Comstock                                  N/A       N/A       N/A       -5.63
USAZ Van Kampen Emerging Growth                           N/A       N/A       N/A       -7.80
USAZ Van Kampen Growth and Income                         N/A       N/A       N/A       -2.41
USAZ Van Kampen Growth                                    N/A       N/A       N/A       -3.90

1.Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton
Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of
Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4.For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton
International Fund.

There is no performance shown for the USAZ AIM Basic Value, USAZ AIM Blue Chip, USAZ AIM Dent Demographic Trends, USAZ AIM
International Equity, Dreyfus Small Cap Stock Index, Dreyfus Stock Index, Jennison 20/20 Focus and the USAZ Oppenheimer Emerging
Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002.


ILLUSTRATIONS

Preferred Life may also provide illustrations to customers. These illustrations may provide hypothetical depictions of either the "pay-in", or accumulation phase, or the "pay-out", or annuitization phase. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another illustration alternative, we may use the Standard & Poor's 500 Composite Price Index or other recognized investment benchmark to show how values may vary. "Pay-in" and "pay-out" illustration may have various features as follows:

o Pay-in illustrations assume an initial lump sum Purchase Payment and are designed to show how adjusted historical performance or an assumed rate of return would have affected Contract values, withdrawal values, or the death benefit. Pay-in illustrations may also be designed to show the effect of periodic additional Purchase Payments and withdrawals. Pay-in illustrations based upon adjusted historical performance may assume that monies are allocated to a single Investment Option or to multiple Investment Options. In the event that monies are hypothetically allocated to multiple Investment Options, performance may be shown on a weighted aggregate basis. Dollar cost averaging illustrations, which are based upon adjusted historical performance, would compare the hypothetical effect of a lump sum Purchase Payments into the specified Investment Options, as contrasted with dollar cost averaging into the Investment Options over some period. Pay-in illustrations will reflect the bonus.


o Pay-out illustrations are designed to show the hypothetical effect of annuitizing a Contract, or receiving a stream of periodic payments. These illustrations may depict either a variable annuitization or a fixed annuitization or a combination of fixed and variable annuitization. A variable pay-out illustration would be based upon a combination of adjusted historical performance or on the historical returns of an investment benchmark and an assumed investment return (AIR), whereas a fixed pay-out illustration would be based upon the annuitant's age, the pay-out option selected, and the pay-out factor rates currently in effect on the date of the illustration. Variable pay-out illustrations may also show the portion of each pay-out that is subject to income tax and the portion that is non-taxable. In addition to variable and fixed pay-out illustrations, an illustration may also be prepared showing the effect of required minimum distribution payments from Qualified Contracts.


The values illustrated will be calculated reflecting the deduction of Investment Option expenses for the specific Investment Options selected and mortality and expense risk charges. Contract maintenance charges may or may not be deducted. For assumed rate or investment benchmark pay-in illustrations, where no Investment Options are selected, an arithmetic average of Investment Option expenses will be reflected. The amount of the mortality and expense risk charges will vary, depending upon the Contract features you select. For withdrawal values, the withdrawal charges are also reflected. Illustrations will not reflect the deduction of any Federal or state income tax or penalties.

The illustrations that are given to customers by Preferred Life are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return.

More detailed information about customer illustrations is found in Appendix A to this SAI.

FEDERAL TAX STATUS


Note: The following description is based upon the Insurance Company's understanding of current federal income tax law applicable to annuities in general. The Insurance Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Insurance Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended ("Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments under the Annuity Option elected. For a lump sum payment received as a total withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For Annuity Payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable Annuity Option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Insurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Insurance Company, and its operations form a part of the Insurance Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the Investment Options underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above.

Under the regulations, an Investment Option will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the Investment Option is represented by any one investment; (2) no more than 70% of the value of the total assets of the Investment Option is represented by any two investments; (3) no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and (4) no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Insurance Company intends that all Investment Options underlying the Contract will be managed by the investment managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance is not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account. Due to the uncertainty in this area, the Insurance Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified deferred annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.


ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Accumulation Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the Contract is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If a Contract Owner transfers a Contract without adequate consideration to a person other than the Contract Owner's spouse (or to a former spouse incident to divorce), the Contract Owner will be taxed on the difference between his or her Accumulation Value and the investment in the Contract at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.

The transfer or assignment of ownership of the Contract, the designation of an Annuitant, the selection of certain annuity starting dates, or the exchange of the Contract may result in certain other tax consequences that are not discussed herein. A Contract Owner contemplating any such transfer, assignment, or exchange should consult a tax advisor as to the tax consequences.


DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain distributions from retirement plans qualified under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: (a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or (b) distributions which are required minimum distributions; or (c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or (d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for Federal income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the death or change of an annuitant is treated as the death of the owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS


Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.


With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. A partial liquidation (withdrawal) during the Payout Phase may result in the modification of the series of Annuity Payments made after such liquidation and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any liquidations from your Contract.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

QUALIFIED PLANS

The Contracts offered by the Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Insurance Company's administrative procedures. The Insurance Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless the Insurance Company specifically consents to be bound.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a Qualified Plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a Qualified Plan. Contract Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Insurance Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain Non-Qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

A.  TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

B.  INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     ROTH IRAS

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum amount each year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year periods beginning with tax year 1998. Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

C.  PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in ligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Purchasers of Contracts for use with Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan.

Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he or she has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of an IRS levy upon the Qualified Contract; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner or Annuitant (as applicable) and his or her spouse and dependents if the Contract Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception no longer applies after the Contract Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

A partial liquidation (withdrawal) during the Payout Phase may result in the modification of the series of Annuity Payments made after such liquidation and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any liquidations from your Contract.


Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2, or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity or to a "5% owner" (as defined in the Code). Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Many withdrawals from Qualified Contracts can be rolled over to an IRA or another qualified retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, 20% of the taxable amount must by law be withheld by us for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal.

TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner: (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

ANNUITY PROVISIONS


FIXED ANNUITY PAYOUT

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Insurance Company and do not vary with the investment experience of an Investment Option. The fixed Account Value on the day immediately preceding the Income Date will be used to determine the Fixed Annuity monthly payment. The monthly Annuity Payment will be based upon the Adjusted Contract Value at the time of annuitization, the Annuity Option selected, the age of the Annuitant and any joint Annuitant and the sex of the Annuitant and joint Annuitant where allowed.

VARIABLE ANNUITY PAYOUT

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Investment Option(s).

ANNUITY UNIT VALUE

On the Income Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to the Adjusted Contract Value, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each subaccount the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each subaccount by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each subaccount remains unchanged unless the Contract Owner elects to transfer between Investment Options. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each subsequent Annuity Payment date, the total Annuity Payment is the sum of the Annuity Payments for each subaccount. The Annuity Payment in each subaccount is determined by multiplying the number of Annuity Units then allocated to such subaccount by the Annuity Unit value for that subaccount. On each subsequent valuation date, the value of an Annuity Unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Purchase - Accumulation Units."

Second: The value of an Annuity Unit for a valuation period is equal to:

a.the value of the Annuity Unit for the immediately preceding valuation period.

b.multiplied by the Net Investment Factor for the current valuation period;

c.divided by the Assumed Net Investment Factor (see below) for the valuation period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. The Assumed Investment Return that the Insurance Company will use is 5%. However, the Company may agree to use a different rate (which will never exceed 7%).

FINANCIAL STATEMENTS


The audited consolidated financial statements of the Insurance Company as of and for the year ended 2001, included herein should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended 2001 are also included herein.

                          APPENDIX A - ILLUSTRATIONS                        A-1
                              IMPORTANT DISCLOSURES

                        ADJUSTED HISTORICAL ILLUSTRATION

 THIS IS AN ILLUSTRATION NOT A CONTRACT. The purpose of this illustration is to demonstrate how the performance of the underlying investment options offered through the contract may affect contract values, death benefits, and income benefits over an extended period of time. This illustration is based on historical rates of return and is not intended to serve as a projection or prediction of future investment returns. It illustrates how much the contract would hypothetically be worth, and how much the guaranteed death benefit would be, at the end of each year if: (1) the product were offered and the customer purchased the variable annuity on the hypothetical contract date; (2) the customer had made the purchase payments shown; and (3) the customer had allocated the purchase payments to the investment options indicated.

 To assist you in understanding this illustration, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

 The value of a variable annuity will fluctuate up and down, based on the performance of the underlying investment options, and the Contract Owner may experience a gain or loss. Actual investment results may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the variable investment options.

 This illustration may illustrate adjusted historical performance for one or more investment options. If more than one option is illustrated, performance may be shown as aggregate performance for all investment options selected. In addition, if you elect to illustrate more than one investment option and to hypothetically allocate more money to one option than to other options (for example, 50% to one option, 30% to a second option, and 20% to a third option), performance may be shown as weighted aggregate performance.

 Performance data for the investment options illustrated in this illustration reflects the deduction of the contract mortality and expense risk charge and contract maintenance charge. The fees and expenses of the underlying investment options which serve as funding vehicles are also reflected. The withdrawal charge may or may not be reflected, depending upon what is being illustrated. For example, the withdrawal charge would be deducted from cash surrender value figures that are illustrated, but not contract value figures. Please refer to the prospectus for full details on charges, expenses and fees.


 STANDARDIZED AVERAGE ANNUAL RETURN: Any adjusted historical performance illustration is accompanied by Standardized Average Annual Return for each investment option depicted in the illustration. Standardized return is calculated using uniform guidelines as mandated by the Securities and Exchange Commission. Standardized return figures assume a one-time lump sum investment, and do not reflect the effect of taxation. Standardized return is shown for the most recent 1, 5, and 10 year periods, or from the inception date of the sub-account, if later. In contrast, illustration material may depict returns from the inception date of the applicable portfolio, if earlier than the inception date of the sub-account. Standardized return includes the effect of all portfolio expenses and all contract expenses. If contract expenses vary depending upon which features are selected, standardized return will reflect the highest potential expenses. In contrast, an illustration may reflect only certain expenses. Standardized return reflects the addition of the 6% bonus credited on net premium on contracts purchased prior to attained age 81. The bonus is shown from the date the contracts were first offered, on [date]. Standardized return also assumes the assessment of a withdrawal charge at the end of each applicable period. Standardized return is computed as of the most recent calendar quarter.


The ADJUSTED HISTORICAL AVERAGE ANNUAL RETURN is based upon the weighted aggregate historical rate of return on the investment options selected, commencing on the hypothetical purchase date, and calculates the change in contract value from the beginning of the

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

 xx/xx/2002                                                   Page x of y
hypothetical period to the end of the period, adjusted for additional purchase payments and any withdrawals. The adjusted historical average annual return commences on the inception date of the investment option and includes mortality & expense charges and investment option fees, but does not include withdrawal charges.

Weighted aggregate return for the portfolios selected for the total period shown is: xx.xx%. Average annual returns for each of the investment options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.

TAXES: The effect of income taxes, penalty taxes, and premium taxes have not been reflected in this illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the contract will be subject to ordinary income tax to the extent that the contract value immediately before the withdrawal exceeds the total amount of after-tax money paid into the contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information.

For any tax-qualified account, e.g., IRA or TSA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the contract is an individual retirement annuity or other qualified contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information.

The tax treatment of death benefit proceeds of an annuity contract differs from the tax treatment of a life insurance policy. See your tax advisor and the prospectus for further details.

Please read the prospectus for further information.


BONUS: The Contract offers a bonus feature during the Accumulation Phase of 6% on each net Purchase Payment we receive. Purchase Payments will be accepted up until the oldest Contract Owner attains age 81. After a withdrawal of Purchase Payments, a bonus is only applicable to additional Purchase Payment amounts in excess of any previous Purchase Payments withdrawn.


Preferred Life deducts a higher mortality and expense risk charge and assesses a withdrawal charge based on a longer and higher schedule of charges to cover the cost of providing the bonus. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time, the amount of the bonus may be offset by the higher mortality and expense risk charges.

COSTS AND EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. Each year, Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the value of your Contract is at least $100,000.

Preferred Life deducts a mortality and expense risk charge which varies depending upon the Death Benefit you choose. Preferred Life also deducts a contract maintenance charge for expenses associated with the administration of the Contract. The table below shows the combinations available to you and their charges during the Accumulation Phase, as a percentage of the average daily value of the Contract value invested in the Variable Options.

                          TRADITIONAL          ENHANCED

                         DEATH BENEFIT          DEATH BENEFIT

 MORTALITY & EXPENSE        1.9%                       2.1%

This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

The selection of the Traditional or Enhanced Death Benefit must be made at the time of initial Purchase Payment.

Traditional Death Benefit guarantees the greater of 1) contract value or 2) total purchase payments adjusted for partial withdrawals.


Enhanced Death Benefit guarantees the greater of 1) contract value, 2) total purchase payments adjusted for withdrawals; or 3) highest anniversary value adjusted for subsequent withdrawals prior to age 81.

If you take money out of the Contract, Preferred Life may assess a withdrawal charge. The withdrawal charge starts at 8.5% in the first Contract year and declines to 0% after Contract year 9. There are also daily investment portfolio charges which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Portfolio, depending upon the Portfolio.


This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the issue date, and cannot be added once the Contract is issued. The "CONTRACT VALUE" for any point in time is an amount equal to the sum of each Accumulation Unit Value multiplied by the number of Units allocated to the Contract for each investment option. This value will fluctuate due to the investment performance of the selected investment option(s). The Contract Value reflects all portfolio expenses and all charges for the contract features selected, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2. The "CASH SURRENDER VALUE" reflects all of the expenses and charges assessed against "contract value", and also reflects any withdrawal charge if applicable. It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.

--------------------------------------------------------------------------------



This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

 IMPORTANT CONSIDERATIONS: Past performance is not necessarily indicative of future results. Values will fluctuate, so that the value of a Contract purchased by you may be worth more or less than your original cost.

  International investing involves some risks not presented with U.S. investments, such as currency fluctuation and political volatility. An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.




------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y


-------------------------------------------------------------------------------

                              USALLIANZ OPPORTUNITY

PREPARED FOR:                       CONTRACT INFORMATION FOR FEATURES SELECTED

John Doe

                                    Contract Type: Non-Qualified
                                    Death Benefit:
PERIOD BEGINNING:

                     STANDARDIZED AVERAGE ANNUAL RETURN AND

                            ADJUSTED PORTFOLIO RETURN


 As of [12/31/2001], a one-time investment of $1,000 if withdrawn would have generated the following Standardized Average Annual Return, without regard to taxes and without reflection of any bonus:


                                                                        SINCE        DATE OF         SINCE               DATE OF
                                 PORTFOLIO INCEPTION                  PORTFOLIO   PORTFOLIO          SUB-ACCOUNT      SUB-ACCOUNT
INVESTMENT OPTION                1 YEAR   5 YEAR      10 YEAR          INCEPTION    INCEPTION       INCEPTION           INCEPTION
-----------------                ------   ------      -------        ---------    ----------------   ------------------------

USAZ MONEY MARKET FUND            *         *             *             *                                              5/1/2001
DAVIS VA FINANCIAL PORTFOLIO      *         *            *              *                                               5/1/2001
DAVIS VA VALUE PORTFOLIO         XXX%      XXX%        XXX%            XXX%                                            4/19/1995

Standardized average annual return figures are calculated from the inception date of the applicable Preferred Life Sub-Account. Figures reflect the deduction of all contract and investment option charges. Where there is a varying charge depending upon which feature selected, the highest potential charge is shown. The effect of the withdrawal charge is reflected at the end of each period shown. Non-standardized performance reflecting Portfolio returns prior to Sub-Account inception have been adjusted for contract expenses.

Past performance is not necessarily indicative of future results.
[THIS PAGE MUST ACCOMPANY ANY ACCUMULATION ILLUSTRATION CONTAINING ADJUSTED HISTORICAL PERFORMANCE.]

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                              USALLIANZ OPPORTUNITY

PREPARED FOR:                CONTRACT INFORMATION FOR FEATURES SELECTED

John Doe

                             Contract Type: Non-Qualified
                             Death Benefit:
PERIOD BEGINNING:

INVESTMENT OPTIONS AND ALLOCATIONS:

____ Portfolio (___%)
____ Portfolio (___%)

                          EFFECT OF ADJUSTED HISTORICAL

                        RETURNS ON ILLUSTRATED CONTRACT VALUES

--------------- -------- --------------------- ---------- ---------------- ------------ ---------------- ------------ ----------
    END OF        AGE    ADJUSTED HISTORICAL   PURCHASEPAYMENTBONUS/        CONTRACT    CASH SURRENDER      DEATH     ANNUITY
                           AVERAGE ANNUAL                  WITHDRAWALS       VALUE          VALUE         BENEFIT      VALUE
     YEAR                       RETURN

--------------- -------- --------------------- ---------- ---------------- ------------ ---------------- ------------ ----------

   Mm/dd/yyyy      45          Xx.xx%         $x,xxx.00      $(xxx.00)     $x,xxxx.00     $x,xxxx.00      $x,xxx.00

------------------ ---- --------------------- ----------- ---------------- ------------ ---------------- ------------ ----------



     This illustration is based upon adjusted historical returns during the period indicated. However, past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year/quarter].

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                              IMPORTANT DISCLOSURES

                  S&P 500 HYPOTHETICAL HISTORICAL ILLUSTRATION

 THIS IS AN ILLUSTRATION NOT A CONTRACT. The purpose of this illustration is to demonstrate how contract values, death benefits, and income benefits are affected by the underlying rate of return over an extended period of time. This illustration is based on historical rates of return of the Standard & Poor's 500 Composite Price Index (S&P500) and is not intended to serve as a projection or prediction of future investment income. The S&P500 is not indicative of the performance of any Investment Option and is not necessarily indicative of future results. No representation is made as to the future performance of any Investment Option. The hypothetical assumed investment rates of return are illustrative only and are not a representation of past or future investment returns. It illustrates how much the contract would hypothetically be worth, and how much the guaranteed death benefit would be, at the end of each year if:
 (1) the product were offered and the customer purchased the variable annuity on the hypothetical contract date; (2) the customer had made the purchase payments shown; and (3) the customer had allocated the purchase payments to the investment options indicated.

 To assist you in understanding this illustration, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

 The value of a variable annuity will fluctuate up and down, based on the performance of the underlying investment options, and the Contract Owner may experience a gain or loss. Actual investment results may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the variable investment options.

 Rates of return reflect the deduction of the contract mortality and expense risk charge and contract maintenance charge. The withdrawal charge may or may not be reflected, depending upon what is being illustrated. For example, the withdrawal charge would be deducted from cash surrender value figures that are illustrated, but not contract value figures. Please refer to the prospectus for full details on charges, expenses and fees.

 TAXES: The effect of income taxes, penalty taxes, and premium taxes have not been reflected in this illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the contract will be subject to ordinary income tax to the extent that the contract value immediately before the withdrawal exceeds the total amount of after-tax money paid into the contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information.

For any tax-qualified account, e.g., IRA or TSA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the contract is an individual retirement annuity or other qualified contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information.

 The tax treatment of death benefit proceeds of an annuity contract differs from the tax treatment of a life insurance policy. See your tax advisor and the prospectus for further details.

--------------------------------------------------------------------------------

This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

 xx/xx/2002                                                   Page x of y

                                                                           A-8
Please read the prospectus for further information.


BONUS: The Contract offers a bonus feature during the Accumulation Phase of 6% on each net Purchase Payment we receive. Purchase Payments will be accepted up until the oldest Contract Owner attains age 81. After a withdrawal of Purchase Payments, a bonus is only applicable to additional Purchase Payment amounts in excess of any previous Purchase Payments withdrawn.


Preferred Life deducts a higher mortality and expense risk charge and assesses a withdrawal charge based on a longer and higher schedule of charges to cover the cost of providing the bonus. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time, the amount of the bonus may be offset by the higher mortality and expense risk charges.

COSTS AND EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. Each year, Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the value of your Contract is at least $100,000.

Preferred Life deducts a mortality and expense risk charge which varies depending upon the Death Benefit you choose. Preferred Life also deducts a contract maintenance charge for expenses associated with the administration of the Contract. The table below shows the combinations available to you and their charges during the Accumulation Phase, as a percentage of the average daily value of the Contract value invested in the Variable Options.

                         TRADITIONAL          ENHANCED
                          DEATH BENEFIT     DEATH BENEFIT

 MORTALITY & EXPENSE          1.9%              2.1%


The selection of the Traditional or Enhanced Death Benefit must be made at the time of initial Purchase Payment.

Traditional Death Benefit guarantees the greater of 1) contract value or 2) total purchase payments adjusted for partial withdrawals.


 Enhanced Death Benefit guarantees the greater of 1) contract value, 2) total purchase payments adjusted for withdrawals; or 3) highest anniversary value adjusted for subsequent withdrawals prior to age 81.

If you take money out of the Contract, Preferred Life may assess a withdrawal charge. The withdrawal charge starts at 8.5% in the first Contract year and declines to 0% after Contract year 9. There are also daily investment portfolio charges which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Portfolio, depending upon the Portfolio. This illustration deducts _________%, the arithmetic average of the expenses of all available Investment Options.


This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the issue date, and cannot be added once the Contract is issued.

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

The "CONTRACT VALUE" for any point in time is an amount equal to the sum of each Accumulation Unit Value multiplied by the number of Units allocated to the Contract for each investment option. This value will fluctuate due to the investment performance of the selected investment option(s). The Contract Value reflects all portfolio expenses and all charges for the contract features selected, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.

The "CASH SURRENDER VALUE" reflects all of the expenses and charges assessed against "contract value", and also reflects any withdrawal charge if applicable. It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.

 IMPORTANT CONSIDERATIONS: Past performance is not necessarily indicative of future results. Values will fluctuate, so that the value of a Contract purchased by you may be worth more or less than your original cost.

------------------------------------------------------------------------------


This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y
--------------------------------------------------------------------------------

                              USALLIANZ OPPORTUNITY

PREPARED FOR:                     CONTRACT INFORMATION FOR FEATURES SELECTED

John Doe

                                  Contract Type: Non-Qualified
                                  Death Benefit:
PERIOD BEGINNING:

INVESTMENT OPTIONS AND ALLOCATIONS:

____ Portfolio (___%)
____ Portfolio (___%)

                          EFFECT OF S&P 500 HISTORICAL

                      RETURNS ON ILLUSTRATED CONTRACT VALUES

--------------- -------- --------------------- ---------- ---------------- ------------ ---------------- ------------ ----------
                  AGE    ADJUSTED HISTORICAL   PURCHASEPAYMENTBONUS/        CONTRACT    CASH SURRENDER      DEATH     ANNUITY
    END OF                  AVERAGE ANNUAL                WITHDRAWALS         VALUE          VALUE         BENEFIT      VALUE
     YEAR                       RETURN

--------------- -------- --------------------- ---------- ---------------- ------------ ---------------- ------------ ----------

   Mm/dd/yyyy      45          Xx.xx%         $x,xxx.00      $(xxx.00)     $x,xxxx.00     $x,xxxx.00      $x,xxx.00

------------------ ---- --------------------- ----------- ---------------- ------------ ---------------- ------------ ----------


     This illustration is based upon adjusted historical S&P 500 returns during the period indicated. These S&P 500 returns are not indicative of the performance of any Investment Option. Past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year/quarter].

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                              IMPORTANT DISCLOSURES

                 HYPOTHETICAL FIXED RATE OF RETURN ILLUSTRATION

THIS IS AN ILLUSTRATION NOT A CONTRACT. THE PURPOSE OF THIS ILLUSTRATION IS TO DEMONSTRATE HOW A VARYING RATE OF RETURN MAY AFFECT CONTRACT VALUES, DEATH BENEFITS, AND INCOME BENEFITS OVER AN EXTENDED PERIOD OF TIME. THIS ILLUSTRATION IS BASED UPON HYPOTHETICAL FIXED RETURNS DURING THE PERIOD INDICATED. THIS ILLUSTRATION IS NOT INTENDED TO SERVE AS A PROJECTION OR PREDICTION OF FUTURE RETURNS. IT ILLUSTRATES HOW MUCH THE CONTRACT WOULD HYPOTHETICALLY BE WORTH, AND HOW MUCH THE GUARANTEED DEATH BENEFIT AND GUARANTEED INCOME BENEFIT WOULD BE, BASED ON THE HYPOTHETICAL RATE OF RETURN ILLUSTRATED. NO REPRESENTATIONS ARE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying investment options, and the Contract Owner may experience a gain or loss. Actual investment results may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the variable investment options.

This illustration, including any accompanying reports and graphs, must be preceded or accompanied by the current prospectus. Please refer to the prospectus for full details on charges, expenses, fees and state premium taxes.

TAXES: The effects of income, penalty and state premium taxes have not been reflected in the illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the contract will be subject to ordinary income tax to the extent that the contract value immediately before the withdrawal exceeds the total amount of after-tax money paid into the contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information.

For any tax-qualified account, e.g., IRA or TSA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the contract is an individual retirement annuity or other qualified contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information.

THE TAX TREATMENT OF DEATH BENEFIT PROCEEDS OF AN ANNUITY CONTRACT DIFFERS FROM THE TAX TREATMENT OF A LIFE INSURANCE POLICY. SEE YOUR TAX ADVISOR AND THE PROSPECTUS FOR FURTHER DETAILS.

Please read the prospectus for further information.


BONUS: The Contract offers a bonus feature during the Accumulation Phase of 6% on each net Purchase Payment we receive. Purchase Payments will be accepted up until the oldest Contract Owner attains age 81. After a withdrawal of Purchase Payments, a bonus is only applicable to additional Purchase Payment amounts in excess of any previous Purchase Payments withdrawn.


Preferred Life deducts a higher mortality and expense risk charge and assesses a withdrawal charge based on a longer and higher schedule of charges to cover the cost of providing the bonus. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time, the amount of the bonus may be offset by the higher mortality and expense risk charges.

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

COSTS AND EXPENSES: The Contract has insurance features and investment features, and there are costs related to each.

Each year, Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if your Contract value is at least $100,000.

Preferred Life deducts a mortality and expense risk charge which varies depending upon the Death Benefit you choose. Preferred Life also deducts a contract maintenance charge for expenses associated with the administration of the Contract. The table below shows the combinations available to you and their charges during the Accumulation Phase, as a percentage of the average daily value of the Contract value invested in the Variable Options.

                              TRADITIONAL             ENHANCED

                              DEATH BENEFIT         DEATH BENEFIT

 MORTALITY & EXPENSE               1.9%                  2.1%


The selection of the Traditional or Enhanced Death Benefit must be made at the time of initial Purchase Payment.

Traditional Death Benefit guarantees the greater of 1) contract value or 2) total purchase payments adjusted for partial withdrawals.


Enhanced Death Benefit guarantees the greater of 1) contract value, 2) total purchase payments adjusted for withdrawals; or 3) highest anniversary value adjusted for subsequent withdrawals prior to age 81.


If you take money out of the Contract, Preferred Life may assess a withdrawal charge . The withdrawal charge starts at 8.5% in the first Contract year and declines to 0% after Contract year 9.


There are also daily investment charges which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Portfolio, depending upon the Portfolio.


This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the issue date, and cannot be added once the contract is issued.

The "CONTRACT VALUE" for any point in time is an amount equal to the sum of each Accumulation Unit Value multiplied by the number of Units allocated to the Contract for each investment option. This value will fluctuate due to the investment performance of the selected investment options. The Contract Value reflects all contract charges, and portfolio expenses for the contract features selected but does not reflect the withdrawal charge. It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.

-------------------------------------------------------------------------------

This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

The "CASH SURRENDER VALUE" reflects all of the expenses and charges assessed against "contract value", and also reflects any withdrawal charge if applicable. It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for withdrawals prior to age 59 1/2.

IMPORTANT CONSIDERATIONS: Past performance is not necessarily indicative of future results. Values will fluctuate, so that the value of a contact purchased by you may be worth more or less than your cost. International investing involves some risks not presented with U.S. investments, such as currency fluctuation and political volatility.

An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

------------------------------------------------------------------------------
                              USALLIANZ OPPORTUNITY

PREPARED FOR:                 CONTRACT INFORMATION FOR FEATURES SELECTED

John Doe

                                Contract Type: Non-Qualified
                                Death Benefit:
PERIOD BEGINNING:

                                                HYPOTHETICAL FIXED RATE OF RETURN ILLUSTRATION
                                                    GROSS RATE OF RETURN X.XX%

        ---------- --------- ------------------- --------------- ---------------- ------------- ------------- -------------- ----
        END OF       AGE        HYPOTHETICAL        PURCHASE       WITHDRAWALS      CONTRACT        CASH      DEATH     ANNUITY
          YEAR                 GROSS RATE OF       PAYMENTS/                         VALUE       SURRENDER    Benefit    VALUE
                                   RETURN            BONUS                                         VALUE

                             (NOT TO EXCEED 12%)

        ---------- --------- ------------------- --------------- ---------------- ------------- ------------- -------------- -----
        Mm/dd/yyyy    45           xx.xx%            $x,xxx.00        ($xxx.00)      $x,xxxx.00    $x,xxxx.00     $x,xxx.00


        ---------- --------- ------------------- --------------- ---------------- ------------- ------------- ---------- -----

This hypothetical is based on the selected gross rate of return and calculates the change in contract value from the beginning period to the ending period, adjusted for subsequent purchase payments and any withdrawals. Hypothetical gross rate of return does not include any expenses and charges. However, all values reflect the contract maintenance charge, and the net rate of return, which takes into consideration the applicable M&E charge and average portfolio fee of .xxxx%. The 6% bonus in not included in Hypothetical Gross Rate of Return. However, it is included in other values shown.

This illustration is not intended to serve as a projection or prediction of future returns.

An illustration showing a hypothetical 0% gross rate of return is contained on the following page.

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                         USALLIANZ OPPORTUNITY

PREPARED FOR:                   CONTRACT INFORMATION FOR FEATURES SELECTED

John Doe

                                Contract Type: Non-Qualified
                                Death Benefit:
PERIOD BEGINNING:

                                       HYPOTHETICAL FIXED RATE OF RETURN ILLUSTRATION
                                                    GROSS RATE OF RETURN 0.00%

---------- ----------- ------------------- ---------------- --------------- --------------- ------------------ --------- -----------

END OF        AGE         HYPOTHETICAL        PURCHASE       WITHDRAWALS    CONTRACT VALUE   CASH SURRENDER    DEATH       ANNUITY
  YEAR                   GROSS RATE OF        PAYMENTS/                                           VALUE        Benefit      VALUE
                             RETURN             BONUS

---------- ----------- ------------------- ---------------- --------------- --------------- ------------------ --------- -----------

Mm/dd/yyyy     45            xx.xx%           $x,xxx.00       ($xxx.00)       $x,xxxx.00       $x,xxxx.00      $x,xxx.00   $x,xxx.00
---------- ----------- ------------------- ---------------- --------------- --------------- ------------------ --------- -----------

This hypothetical is based on the selected gross rate of return and calculates the change in contract value from the beginning period to the ending period, adjusted for subsequent purchase payments and any withdrawals. Hypothetical gross rate of return does not include any expenses and charges. However, all values reflect the contract maintenance charge, and the net rate of return, which takes into consideration the applicable M & E charge and average portfolio fee of .xxxx%. The 6% bonus in not included in Hypothetical Gross Rate of Return. However, it is included in other values shown.

         [This page must accompany any fixed return illustration showing a gross rate of return in excess of 0%.]

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                              IMPORTANT DISCLOSURES

             HYPOTHETICAL VARIABLE AND/OR FIXED PAYOUT ILLUSTRATION

This illustration depicts how a payment option may work when you annuitize your contract. THIS ILLUSTRATION IS NOT A CONTRACT, AND IT IS NOT A REPRESENTATION OR GUARANTEE OF FUTURE RETURNS OR OF ANY SPECIFIC PAYOUT AMOUNT.

 If you want to receive regular income from your annuity, you can choose an Annuity Option at any time after the 13th month of the Contract. You may elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both. If you choose to have any part of your payments come from the Variable Options, the dollar amount of your payments may go up or down based on the performance of the Portfolios.

The Contract provides that the Contract cannot be annuitized prior to 13 months after the contract issue date. For this reason, illustrations that you receive will be based upon an annuity start date that is at least 13 months after the issue date.

You can elect to have illustrated either a "variable" payout option or a "fixed" payout option, or, you may elect to receive both a variable payout illustration and a fixed payout illustration. THE "VARIABLE" PAYOUT OPTION ILLUSTRATION is based upon actual historical performance of one or more investment options over the specified period, as adjusted for all applicable portfolio expenses and applicable contract expenses. The principal purpose of the variable payout illustration is to demonstrate how the performance of the underlying investment options could affect contract values and payout amounts when the contract is annuitized. Of course, past performance of any investment option is not necessarily indicative of future results, and no representation is made as to the future performance of any investment option.

This illustration may illustrate adjusted historical performance for one or more investment options. If more than one option is illustrated, performance may be shown as aggregate performance for all investment options selected. In addition, if you elect to illustrate more than one investment option and to hypothetically allocate more money to one option than to other options (for example, 50% to one option, 30% to a second option, and 20% to a third option), performance may be shown as weighted aggregate performance.

As an alternative variable payout illustration, the Standard & Poor's 500 Composite Price Index (S&P500) or other recognized investment benchmark may be used to show how values may vary. The S&P500 is not indicative of the performance of any Investment Option and is not necessarily indicative of future results. No representation is made as to the future performance of any Investment Option. The hypothetical assumed investment rates of return are illustrative only and are not a representation of past or future investment returns.

The illustration has not been adjusted for state or federal income tax liability, 10% federal penalty tax for withdrawals prior to age 59 1/2, or any applicable state premium taxes; values would be lower if such adjustments had been made.

THE "FIXED" PAYOUT OPTION ILLUSTRATION is not based upon any sort of historical performance, but rather is based upon fixed payout factors that are in effect on the date of the illustration. These factors can change, up until the date you annuitize your contract.

 VARIABLE PAYOUT ANNUITY- Variable Annuity payouts depend on a variety of factors, including the amount annuitized, annuity payout option selected, assumed investment rate (AIR), and will vary with the investment performance of the portfolio(s) selected. The variable income can increase or decrease from the initial monthly payment and no minimum dollar amount of variable income is guaranteed. Actual investment results may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the eligible variable investment options.

------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

The AIR was selected by your investment representative. The 3% AIR payments start at a lower level than the 5% AIR, with the potential for more rapid increase in payments during later years. Conversely if a 5% AIR is chosen there is a potential for a more rapid decrease in payments during the later years.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying investment options, and the investor may experience a gain or loss. Actual investment results may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the variable investment options.

STANDARDIZED AVERAGE ANNUAL RETURN: Any variable payout illustration that is based upon adjusted historical performance is accompanied by Standardized Average Annual Return for each investment option depicted in the illustration. Standardized return is calculated using uniform guidelines as mandated by the Securities and Exchange Commission. Standardized return figures assume a one-time lump sum investment, and do not reflect the effect of taxation. Standardized return is shown for the most recent 1, 5, and 10 year periods, or from the inception date of the sub-account, if later. In contrast, illustration material may depict returns from the inception date of the applicable portfolio, if earlier than the inception date of the sub-account. Standardized return includes the effect of all portfolio expenses and all contract expenses. If contract expenses vary depending upon which features are selected, standardized return will reflect the highest potential expenses. In contrast, an illustration may reflect only certain expenses. Standardized return also assumes the assessment of a withdrawal charge at the end of each applicable period. Standardized return is computed as of the most recent calendar quarter.


FIXED PAYOUT ANNUITY- Fixed payments will depend on a variety of factors, including the amount annuitized, payout factor rates when the contract is annuitized, date of birth, and annuity payout option selected. Fixed Annuity payouts, once commenced, will not vary (except as indicated by the Annuity Option on the death of one of the Joint Annuitants).

BONUS: The Contract offers a bonus feature during the Accumulation Phase of 6% on each net Purchase Payment we receive. Purchase Payments will be accepted up until the oldest Contract Owner attains age 81. After a withdrawal of Purchase Payments, a bonus is only applicable to additional Purchase Payment amounts in excess of any previous Purchase Payments withdrawn.


Preferred Life deducts a higher mortality and expense risk charge and assesses a withdrawal charge based on a longer and higher schedule of charges to cover the cost of providing the bonus. If you withdraw a portion of your Contract while the withdrawal charge still applies, your net proceeds may be lower than if you had purchased an annuity without a bonus. Likewise, over time, the amount of the bonus may be offset by the higher mortality and expense risk charges.

COSTS AND EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. Each year, Preferred Life deducts a $30 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the Contract value is at least $100,000.

Preferred Life deducts a mortality and expense risk charge which varies depending upon the Death Benefit you choose. Preferred Life also deducts a contract maintenance charge for expenses associated with the administration of the Contract. The table below shows the combinations available to you and their charges during the Accumulation Phase, as a percentage of the average daily value of the Contract value invested in the Variable Options.

                         TRADITIONAL                    ENHANCED

                         DEATH BENEFIT               DEATH BENEFIT

 MORTALITY & EXPENSE          1.9                        2.1%
-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

The selection of the Traditional or Enhanced Death Benefit must be made at the time of initial Purchase Payment.

Traditional GMIB or GMDB guarantees the greater of 1) contract value or 2) total purchase payments adjusted for partial withdrawals.


Enhanced Death Benefit guarantees the greater of 1) contract value, 2) total purchase payments adjusted for withdrawals; or 3) highest anniversary value adjusted for subsequent withdrawals prior to age 81.


If you take money out of the Contract, Preferred Life may assess a withdrawal charge. The withdrawal charge starts at 8.5% in the first Contract year and declines to 0% after Contract year 9.

There are also daily investment charges which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Portfolio, depending upon the Portfolio.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the issue date, and cannot be added once the Contract is issued.

IMPORTANT CONSIDERATIONS: Past performance is not necessarily indicative of future results. No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in.

International investing involves some risks not present with U.S. investments, such as currency fluctuation and political volatility. An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.

-------------------------------------------------------------------------------


This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                                                                          A-19

                       STANDARDIZED AVERAGE ANNUAL RETURN

                          AND ADJUSTED PORTFOLIO RETURN

 As of [12/31/2001], a one time investment of $1,000 if withdrawn would have generated the following Standardized Average Annual Return, taking into consideration all contract charges but without regard to taxes and without reflection of any bonus:

                                                                     SINCE        DATE OF         SINCE          DATE OF
                              PORTFOLIO   NCEPTION
                                                                   PORTFOLIO      PORTFOLIO     SUB-ACCOUNT   SUB-ACCOUNT
INVESTMENT OPTION               1 YEAR      5 YEAR     10 YEARS    INCEPTION      INCEPTION      INCEPTION    INCEPTION
-----------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth Fund    XXX%     XXX%   *          XXX%                                                4/19/1995


Standardized average annual return figures are calculated from the inception date of the applicable Preferred Life Sub-Account. Figures reflect the deduction of all contract and investment option charges. Where there is a varying charge depending upon which feature selected, the highest potential charge is shown. The effect of the withdrawal charge is reflected at the end of each period shown. Non-standardized performance reflecting Portfolio returns prior to Sub-Account inception have been adjusted for contract expenses.

Past performance is not necessarily indicative of future results.

 [THIS PAGE MUST ACCOMPANY ANY PAYOUT ILLUSTRATION CONTAINING ADJUSTED HISTORICAL INFORMATION.]

-------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                              USALLIANZ OPPORTUNITY

PREPARED FOR:                 CONTRACT INFORMATION FOR FEATURES SELECTED

John Doe

                              Contract Type:  Non-Qualified

PERIOD BEGINNING:             Death  Benefit:
-----------------




                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION

                     BASED UPON ADJUSTED HISTORICAL RETURNS

ANNUITY OPTION:


Federal Tax Rate:                   28%
Assumed Investment Rate (AIR):      3.5%
Annuitization                                Cost Basis: 500,000.00

Contract Date: ____________________

  INVESTMENT OPTION                                  ALLOCATION    INVESTMENT OPTION                                      ALLOCATION
  USAZ AIM BASIC VALUE FUND                                 90%     USAZ VAN KAMPEN GROWTH FUND                              10%

   --- ----------------- ----------------------- ---------------------- ---------------------- ----------------------- -------------
   PERIOD ENDING DATE         PAYOUT AGE           MONTHLY PAYOUT        EXCLUSION AMOUNT         TAXABLE AMOUNT        CUMULATIVE
                                                                                                                          PAYOUT

   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------


   --------------------

   --------------------

This illustration is based upon weighted aggregate historical returns during the period indicated. However, past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns.


Average annual returns for each of the investment options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.


This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                              USALLIANZ OPPORTUNITY

PREPARED FOR:                   CONTRACT INFORMATION FOR FEATURES SELECTED

John Doe

                                Contract Type:  Non-Qualified

PERIOD BEGINNING:                Death  Benefit:
-----------------




                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION

                      BASED UPON S&P 500 HISTORICAL RETURNS

ANNUITY OPTION:

Annuitization Age:                65, Male        Annuity Value:  520,097.92
Federal Tax Rate:                   28%
Assumed Investment Rate (AIR):      3.5%
Annuitization
Date:______________                               Cost Basis: 500,000.00

Contract Date: ____________________



   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- -------------
   PERIOD ENDING DATE         PAYOUT AGE           MONTHLY PAYOUT        EXCLUSION AMOUNT         TAXABLE AMOUNT        CUMULATIVE
                                                                                                                          PAYOUT

   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- -------------

   --------------------

   --------------------

   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- -------------

This illustration is based upon S&P 500 historical returns during the period indicated. These S&P 500 returns are not indicative of the performance of any Investment Options. Past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year/quarter]..

-------------------------------------------------------------------------------

This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

 xx/xx/2002                                                   Page x of y

                              USALLIANZ OPPORTUNITY

PREPARED FOR:             CONTRACT INFORMATION FOR FEATURES SELECTED

John Doe

                          Contract Type: Non-Qualified

PERIOD BEGINNING:          Death Benefit:
----------------


                      HYPOTHETICAL FIXED PAYOUT ANNUITIZATION

ANNUITY OPTION:

Annuitization Age:   65, Male     Annuity Value:         520,097.92
Federal Tax Rate:
Annuitization Date:                  Cost Basis:         500,000.00
Contract Date:


                                Monthly         Exclusion         Taxable
                                 Payout          Amount            Amount
                                xxxxx.xx         xxxxx.xx        xxxxx.xx





This hypothetical illustration is based upon payout factor rates currently in effect. These are subject to change, and may be higher or lower when you annuitize your contract.

This illustration is not intended to serve as a projection or prediction of future returns.

--------------------------------------------------------------------------------
This is a hypothetical variable annuity illustration, not a contract, and is not complete without all pages. The illustration can only be used when accompanied or preceded by the contract prospectus for the USAllianz Opportunity, a flexible premium variable annuity. The prospectus contains more information, including fees, expenses, and risk factors, and should be read carefully before sending money. All product guarantees are based on the claims paying ability of Preferred Life insurance Company of New York. Variable annuities are: not insured by the FDIC or any other governmental agency; not deposits or obligations of, or guarantees by, any bank or deposit or institution; and subject to investment risks, including the possible loss of principal.

USAllianz products are issued by Preferred Life Insurance Company of New York and distributed by its affiliate, USAllianz Investor Services, LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD.

xx/xx/2002                                                    Page x of y

                        PREFERRED LIFE VARIABLE ACCOUNT C
                                       of
                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                              Financial Statements
                                December 31, 2001

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Independent Auditors' Report

The Board of Directors of Preferred Life Insurance Company of New York and Contract Owners of Preferred Life Variable Account C:

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Preferred Life Variable Account C as of December 31, 2001, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-years then ended and the financial highlights for the period then ended. These financial statements and financial highlights are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Investment securities held in custody for the benefit of the Variable Account were confirmed to us by the transfer agent of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and financial hightlights presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of the sub-accounts of Preferred Life Variable Account C at December 31, 2001, and the results of their operations, the changes in their net assets and the financial highlights for the periods stated above, in conformity with accounting principles generally accepted in the United States of America.

                                                                    KPMG LLP



Minneapolis, Minnesota
March 22, 2002

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Financial Statements

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2001
(IN THOUSANDS)

                                                                                                      ALGER      ALGER
                                               AIM V.I.             AIM V.I.               ALGER     AMERICAN   AMERICAN
                                                CAPITAL           INTERNATIONAL           AMERICAN   LEVERAGED   MIDCAP
                                             APPRECIATION  AIM V.I.  EQUITY   AIM V.I.     GROWTH     ALLCAP     GROWTH
                                                 FUND    GROWTH FUND  FUND    VALUE FUND  PORTFOLIO  PORTFOLIO  PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                   $29     1,644          1        67        967        725        35
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                      29     1,644          1        67        967        725        35
-----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                        -          -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                  -          -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Net Assets                                         29     1,644          1        67        967        725        35
=============================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                               29         -          1        67          -          -        35
   Valuemark II                                       -     1,439          -         -        791        496         -
   Valuemark IV                                       -       205          -         -        176        229         -
  Contracts in annuity payment period                 -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                    $29     1,644          1        67        967        725        35
=============================================================================================================================

 *Investment shares                                   1       100          -         3         26         23         2
  Investments at cost                               $32     3,209          1        71      1,512      1,239        34


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)

                                                                                          FRANKLIN   FRANKLIN    FRANKLIN
                                               ALGER                                     AGGRESSIVE   GLOBAL   GLOBAL HEALTH
                                           AMERICAN SMALL  DAVIS VA  DAVIS VA   DAVIS VA   GROWTH COMMUNICATIONS   CARE
                                           CAPITALIZATION FINANCIAL REAL ESTATE  VALUE   SECURITIES SECURITIES  SECURITIES
                                             PORTFOLIO    PORTFOLIO  PORTFOLIO  PORTFOLIO    FUND      FUND        FUND
-----------------------------------------------------------------------------------------------------------------------------
Assets:
Assets:
  Investments at net asset value*                    $1        17         16       256        270     22,451     2,391
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                       1        17         16       256        270     22,451     2,391
-----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                         -         -          -         -          -         30         -
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                   -         -          -         -          -         30         -
-----------------------------------------------------------------------------------------------------------------------------
  Net Assets                                          1        17         16       256        270     22,421     2,391
=============================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                                1        17         16       256          3         14        26
   Valuemark II                                       -         -          -         -        252     21,662     2,011
   Valuemark IV                                       -         -          -         -         15        734       354
  Contracts in annuity payment period                 -         -          -         -          -         11         -
-----------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                     $1        17         16       256        270     22,421     2,391
=============================================================================================================================

 *Investment shares                                   -         2          2        26         46      3,268       184
  Investments at cost                                $1        17         16       240        411     49,052     2,472



                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)



STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)

                                              FRANKLIN
                                             GROWTH AND            FRANKLIN   FRANKLIN               FRANKLIN
                                               INCOME    FRANKLIN   INCOME   LARGE CAP   FRANKLIN     NATURAL     FRANKLIN
                                            SECURITIES HIGH INCOME SECURITIES GROWTH    MONEY MARKET RESOURCES  REAL ESTATE
                                                FUND       FUND      FUND SECURITIES FUND  FUND   SECURITIES FUND   FUND
------------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*               $54,705    11,790     35,438    19,277     16,863      1,945     8,554
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                  54,705    11,790     35,438    19,277     16,863      1,945     8,554
-----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                        22         -         22         2          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                  22         -         22         2          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Net Assets                                     54,683    11,790     35,416    19,275     16,863      1,945     8,554
=============================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                              139         3        409        72          -         15         -
   Valuemark II                                  52,268    10,798     33,724    16,766     16,406      1,774     8,446
   Valuemark IV                                   2,030       985      1,127     2,376        457        156       108
  Contracts in annuity payment period               246         4        156        61          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                $54,683    11,790     35,416    19,275     16,863      1,945     8,554
=============================================================================================================================

 *Investment shares                               3,583     1,584      2,735     1,328     16,862        164       472
  Investments at cost                           $58,599    18,065     40,647    21,584     16,859      2,114     8,260



                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)

                                              FRANKLIN
                                               RISING    FRANKLIN             FRANKLIN            U.S.FRANKLIN  FRANKLIN
                                              DIVIDENDS   S&P 500  FRANKLIN  TECHNOLOGY  FRANKLIN    VALUE    ZERO COUPON
                                             SECURITIES    INDEX   SMALL CAP SECURITIES GOVERNMENT SECURITIES    FUND
                                                FUND       FUND      FUND       FUND       FUND      FUND        2005
-----------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*               $33,781     2,507     13,457       306     38,406      1,587     5,410
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                  33,781     2,507     13,457       306     38,406      1,587     5,410
-----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                        10         -          1         -          -          -         7
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                  10         -          1         -          -          -         7
-----------------------------------------------------------------------------------------------------------------------------
  Net Assets                                     33,771     2,507     13,456       306     38,406      1,587     5,403
=============================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                              305       102         56         1        682         11         1
   Valuemark II                                  31,325     1,748     12,229       262     36,316        946     5,211
   Valuemark IV                                   2,101       607      1,152        43      1,408        630       124
  Contracts in annuity payment period                40        50         19         -          -          -        67
-----------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                $33,771     2,507     13,456       306     38,406      1,587     5,403
=============================================================================================================================

 *Investment shares                               2,381       296        749        57      2,919        145       338
  Investments at cost                           $31,809     2,839     14,017       369     38,383      1,320     5,260


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)

                                              FRANKLIN              J.P. MORGAN
                                                ZERO   J.P. MORGAN      U.S.     MUTUAL     MUTUAL   OPPENHEIMER
                                               COUPON  INTERNATIONAL DISCIPLINED DISCOVERY  SHARES     GLOBAL    OPPENHEIMER
                                                FUND   OPPORTUNITIES  EQUITY   SECURITIES SECURITIES SECURITIES  HIGH INCOME
                                                2010     PORTFOLIO  PORTFOLIO    FUND       FUND      FUND/VA     FUND/VA
------------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                $4,020         7         13     9,514     21,507         52         7
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                   4,020         7         13     9,514     21,507         52         7
-----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                         -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                   -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Net Assets                                      4,020         7         13     9,514     21,507         52         7
=============================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                                -         7         13        13         40         52         7
   Valuemark II                                   3,840         -          -     8,747     18,939          -         -
   Valuemark IV                                     180         -          -       750      2,524          -         -
  Contracts in annuity payment period                 -         -          -         4          4          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                 $4,020         7         13     9,514     21,507         52         7
=============================================================================================================================

 *Investment shares                                 262         1          1       757      1,527          2         1
  Investments at cost                            $4,159         7         14     9,287     18,739         57         7



                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)

                                          OPPENHEIMER                                                   SP
                                              MAIN                PIMCO VIT  PIMCO VIT              STRATEGIC
                                             STREET    PIMCO VIT  STOCKSPLUS   TOTAL    SP JENNISON  PARTNERS    SELIGMAN
                                             GROWTH &  HIGH YIELD GROWTH AND  RETURN   INTERNATIONAL  FOCUSED     GLOBAL
                                             INCOME      BOND      INCOME      BOND       GROWTH     GROWTH     TECHNOLOGY
                                             FUND/VA   PORTFOLIO  PORTFOLIO  PORTFOLIO  PORTFOLIO   PORTFOLIO   PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                  $129        50         50       232          2        211        12
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                     129        50         50       232          2        211        12
-----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                         -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                   -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Net Assets                                        129        50         50       232          2        211        12
=============================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                              129         4          6        28          2          4        12
   Valuemark II                                       -        46         44       204          -         68         -
   Valuemark IV                                       -         -          -         -          -        139         -
  Contracts in annuity payment period                 -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                   $129        50         50       232          2        211        12
=============================================================================================================================

 *Investment shares                                   7         6          5        23          -         31         1
  Investments at cost                              $127        49         50       239          3        207        14



                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)


                                                                   TEMPLETON   TEMPLETON                         TEMPLETON
                                              SELIGMAN   TEMPLETON DEVELOPING   GLOBAL   TEMPLETON TEMPLETON   INTERNATIONAL
                                              SMALL-CAP    ASSET     MARKETS    INCOME     GROWTH  INTERNATIONAL  SMALLER
                                                VALUE    STRATEGY  SECURITIES SECURITIES SECURITIES SECURITIES   COMPANIES
                                              PORTFOLIO    FUND       FUND       FUND       FUND        FUND       FUND
------------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                   $14     1,298      2,650     4,619     21,379     23,684       851
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                      14     1,298      2,650     4,619     21,379     23,684       851
-----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                         -         -          -         -          6          1         -
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                   -         -          -         -          6          1         -
-----------------------------------------------------------------------------------------------------------------------------
  Net Assets                                         14     1,298      2,650     4,619     21,373     23,683       851
=============================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                               14         -          4         -         24         66         5
   Valuemark II                                       -     1,257      2,483     4,450     19,324     23,353       651
   Valuemark IV                                       -        41        163       169      1,990        259       195
  Contracts in annuity payment period                 -         -          -         -         35          5         -
-----------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                    $14     1,298      2,650     4,619     21,373     23,683       851
=============================================================================================================================

 *Investment shares                                   1        84        554       406      1,928      1,999        84
  Investments at cost                               $13     1,653      3,946     5,099     24,702     31,556       907



                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)

                                               TEMPLETON
                                                PACIFIC  VAN KAMPEN VAN KAMPEN VAN KAMPEN USAZ ALGER              USAZ
                                                GROWTH      LIT     LIT GROWTH  EMERGING   AMERICAN USAZ ALGER VAN KAMPEN
                                              SECURITIES ENTERPRISE AND INCOME   GROWTH     GROWTH    GROWTH     GROWTH
                                                 FUND     PORTFOLIO  PORTFOLIO  PORTFOLIO    FUND       FUND       FUND
-----------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                   $ -         -         25        66         34         16        36
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                       -         -         25        66         34         16        36
-----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                         -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                   -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Net Assets                                          -         -         25        66         34         16        36
=============================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                                -         -         25        13          -         16         5
   Valuemark II                                       -         -          -        53         34          -        31
   Valuemark IV                                       -         -          -         -          -          -         -
  Contracts in annuity payment period                 -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                    $ -         -         25        66         34         16        36
=============================================================================================================================

 *Investment shares                                   -         -          2         2          4          2         4
  Investments at cost                               $ -         -         26        64         36         16        33


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)

                                                                                            USAZ
                                                                                  USAZ    ALLIANCE
                                                USAZ        USAZ       USAZ     ALLIANCE   CAPITAL  USAZ ALLIANCE  USAZ
                                             VAN KAMPEN  VAN KAMPEN VAN KAMPEN   CAPITAL  LARGE CAP   CAPITAL     PIMCO
                                             GROWTH AND  AGGRESSIVE  COMSTOCK  TECHNOLOGY  GROWTH    GROWTH AND    VALUE
                                             INCOME FUND GROWTH FUND   FUND       FUND      FUND     INCOME FUND   FUND
-----------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                   $40        50        143        67        171        260        28
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                      40        50        143        67        171        260        28
-----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                         -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                   -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Net Assets                                         40        50        143        67        171        260        28
=============================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                               12        11         17         -          -         29         -
   Valuemark II                                      28        39        126        60        156        225        13
   Valuemark IV                                       -         -          -         7         15          6        15
  Contracts in annuity payment period                 -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                    $40        50        143        67        171        260        28
=============================================================================================================================

 *Investment shares                                   4         6         15         6         16         25         3
  Investments at cost                               $39        49        141        65        166        253        26



                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)

                                                                       USAZ
                                                 USAZ       USAZ     TEMPLETON  AZOA VIP   AZOA VIP  AZOA VIP
                                                 PIMCO      PIMCO    DEVELOPED DIVERSIFIED   FIXED    GLOBAL      AZOA VIP
                                             RENAISSANCE  GROWTH AND  MARKETS    ASSETS     INCOME OPPORTUNITIES  GROWTH
                                                 FUND    INCOME FUND   FUND       FUND       FUND      FUND        FUND
-----------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments at net asset value*                  $260        39          -       189        263          8       107
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                     260        39          -       189        263          8       107
-----------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                         -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Total Liabilities                                   -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Net Assets                                        260        39          -       189        263          8       107
=============================================================================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                               30         1          -         1         75          1         -
   Valuemark II                                     229        37          -       167        151          -        78
   Valuemark IV                                       1         1          -        21         37          7        29
  Contracts in annuity payment period                 -         -          -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Total contract owners' equity                   $260        39          -       189        263          8       107
=============================================================================================================================

 *Investment shares                                  24         4          -        20         25          1        14
  Investments at cost                              $244        38          -       203        263          8       144


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF ASSETS AND LIABILITIES (CONT.)
DECEMBER 31, 2001
(IN THOUSANDS)

                                                    AZOA VIP     TOTAL
                                                  MONEY MARKET    ALL
                                                      FUND       FUNDS
-----------------------------------------------------------------------------
Assets:
  Investments at net asset value*                     $1,381    366,380
-----------------------------------------------------------------------------
   Total Assets                                        1,381    366,380
-----------------------------------------------------------------------------
Liabilities:
  Accrued mortality and expense risk
   and administrative charges                              9        110
-----------------------------------------------------------------------------
  Total Liabilities                                        9        110
-----------------------------------------------------------------------------
  Net Assets                                           1,372    366,270
=============================================================================
Contract Owners' Equity: (note 6)
  Contracts in accumulation period:
   USAllianz Advantage                                   906      3,833
   Valuemark II                                          447    340,150
   Valuemark IV                                           19     21,585
  Contracts in annuity payment period                      -        702
-----------------------------------------------------------------------------
   Total contract owners' equity                      $1,372    366,270
=============================================================================

 *Investment shares                                    1,381     46,535
  Investments at cost                                 $1,381    422,466


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                                                                                         ALGER      ALGER
                                                AIM V.I.                AIM V.I.               ALGER    AMERICAN   AMERICAN
                                                CAPITAL       AIM     INTERNATIONAL AIM V.I.  AMERICAN  LEVERAGED   MIDCAP
                                             APPRECIATION  V.I. GROWTH   EQUITY      VALUE    GROWTH     ALLCAP     GROWTH
                                                 FUND         FUND        FUND       FUND    PORTFOLIO  PORTFOLIO  PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares               $ -         4         -         -           3          -         -
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
      USAllianz Advantage                             -         -          -         -          -          -
      Valuemark II                                    -        26          -         -         14          3         -
      Valuemark IV                                    -         3          -         -          3          4         -
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                     -        29          -         -         17          7         -
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                      -       (25)         -         -        (14)        (7)        -

Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                               2         -         -           1       161         32         -
  Realized gains (losses) on sales
        of investments, net                           -      (708)        -           -      (206)      (211)        -
-----------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
        on investments, net                           2      (708)        -           1       (45)      (179)        -
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                     (3)     (369)        -          (4)     (140)        (2)        1
-----------------------------------------------------------------------------------------------------------------------------
   Total realized gains (losses) and unrealized
   appreciation (depreciation) on investments, net   (1)   (1,077)        -          (3)     (185)      (181)        1
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets from operations                       $(1)   (1,102)        -          (3)     (199)      (188)        1
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                            ALGER                                        FRANKLIN    FRANKLIN     FRANKLIN
                                           AMERICAN                                     AGGRESSIVE    GLOBAL       GLOBAL
                                             SMALL      DAVIS VA   DAVIS VA    DAVIS VA   GROWTH  COMMUNICATIONS HEALTH CARE
                                        CAPITALIZATION  FINANCIAL REAL ESTATE   VALUE   SECURITIES  SECURITIES   SECURITIES
                                           PORTFOLIO    PORTFOLIO  PORTFOLIO   PORTFOLIO    FUND       FUND          FUND
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares              $ -         -          -          1         -          24         4
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
      USAllianz Advantage                            -         -          -          1          -          -         -
      Valuemark II                                   -         -          -          -          4        384        40
      Valuemark IV                                   -         -          -          -          -         12         5
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                    -         -          -          1          4        396        45
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                     -         -          -          -         (4)      (372)      (41)

Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                              -         -          -          -          -      7,141       343
  Realized gains (losses)
        on sales of investments, net                 -         -          -          -        (97)    (7,075)       29
-----------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
        on investments, net                          -         -          -          -        (97)        66       372
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                     -         -          -         17         25    (11,360)     (749)
-----------------------------------------------------------------------------------------------------------------------------
   Total realized gains (losses) and unrealized
   appreciation (depreciation) on investments, net   -         -          -         17        (72)   (11,294)     (377)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in
        net assets from operations                 $ -         -          -         17        (76)   (11,666)     (418)
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                               FRANKLIN                          FRANKLIN            FRANKLIN
                                                GROWTH                FRANKLIN   LARGE CAP  FRANKLIN  NATURAL    FRANKLIN
                                              AND INCOME  FRANKLIN     INCOME     GROWTH     MONEY   RESOURCES     REAL
                                              SECURITIES HIGH INCOME SECURITIES SECURITIES   MARKET  SECURITIES   ESTATE
                                                 FUND       FUND        FUND       FUND       FUND      FUND       FUND
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares           $   188     2,384      2,750       129        775         23       372
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
      USAllianz Advantage                             1         -          2         1          -          -         -
      Valuemark II                                  793       182        487       291        269         34       127
      Valuemark IV                                   32        16         18        39          9          3         2
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                   826       198        507       331        278         37       129
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                   (638)    2,186      2,243      (202)       497        (14)      243

Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                           5,545         -      2,357     5,200          -          -         -
  Realized gains (losses)
        on sales of investments, net               (487)   (2,741)      (846)      431          -         27        (6)
-----------------------------------------------------------------------------------------------------------------------------
     Realized gains (losses) on investments, net  5,058    (2,741)     1,511     5,631          -         27        (6)
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                 (6,783)    1,099     (3,854)   (8,684)         -       (617)      328
-----------------------------------------------------------------------------------------------------------------------------
   Total realized gains (losses) and unrealized
   appreciation (depreciation)
   on investments, net                           (1,725)   (1,642)    (2,343)   (3,053)         -       (590)      322
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
        in net assets from operations           $(2,363)      544       (100)   (3,255)       497       (604)      565
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                               FRANKLIN                                                         FRANKLIN
                                                RISING    FRANKLIN              FRANKLIN    FRANKLIN  FRANKLIN    ZERO
                                               DIVIDENDS   S&P 500  FRANKLIN   TECHNOLOGY     U.S.      VALUE    COUPON
                                              SECURITIES    INDEX   SMALL CAP  SECURITIES  GOVERNMENT SECURITIES  FUND
                                                 FUND       FUND       FUND       FUND        FUND      FUND      2005
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares            $   28        21         75         -      2,851          6       366
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
      USAllianz Advantage                             2         1          -         -          4          -         -
      Valuemark II                                  410        22        191         6        552         11        81
      Valuemark IV                                   30         7         17         1         21          8         2
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                   442        30        208         7        577         19        83
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                   (414)       (9)      (133)       (7)     2,274        (13)      283

Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                           1,973         -          -         -          -         29        64
  Realized gains (losses) on sales
        of investments, net                          37      (140)      (103)     (361)        52         62        39
-----------------------------------------------------------------------------------------------------------------------------
    Realized gains (losses) on investments, net   2,010      (140)      (103)     (361)        52         91       103
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                  2,308      (189)    (2,860)      118        103         67        30
-----------------------------------------------------------------------------------------------------------------------------
   Total realized gains (losses) and unrealized
   appreciation (depreciation)
   on investments, net                            4,318      (329)    (2,963)     (243)       155        158       133
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
        in net assets from operations            $3,904      (338)    (3,096)     (250)     2,429        145       416
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                             FRANKLIN               J.P. MORGAN
                                               ZERO   J.P. MORGAN       U.S.       MUTUAL     MUTUAL  OPPENHEIMER
                                             COUPON  INTERNATIONAL   DISCIPLINED  DISCOVERY   SHARES     GLOBAL   OPPENHEIMER
                                               FUND   OPPORTUNITIES    EQUITY    SECURITIES SECURITIES SECURITIES HIGH INCOME
                                               2010     PORTFOLIO    PORTFOLIO      FUND       FUND     FUND/VA      FUND/VA
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares             $ 293        -          -        209        429          -         -
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
      USAllianz Advantage                             -         -          -         -          -          -         -
      Valuemark II                                   55         -          -       131        277          -         -
      Valuemark IV                                    3         -          -        11         39          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                    58         -          -       142        316          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                    235         -          -        67        113          -         -

Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                             199         -          -     1,294      1,405          2         -
  Realized gains (losses) on sales
        of investments, net                          11         -          -       164        584          -         -
-----------------------------------------------------------------------------------------------------------------------------
     Realized gains (losses) on investments, net    210         -          -     1,458      1,989          2         -
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                   (284)        -          -    (1,629)      (804)        (4)        -
-----------------------------------------------------------------------------------------------------------------------------
   Total realized gains (losses) and unrealized
   appreciation (depreciation)
   on investments, net                              (74)        -          -      (171)     1,185         (2)        -
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
        in net assets from operations             $ 161         -          -      (104)     1,298         (2)        -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                            OPPENHEIMER   PIMCO      PIMCO VIT                        SP STRATEGIC
                                            MAIN STREET  VIT HIGH   STOCKSPLUS    PIMCO    SP JENNISON  PARTNERS   SELIGMAN
                                              GROWTH &     YIELD    GROWTH AND  VIT TOTAL INTERNATIONAL FOCUSED     GLOBAL
                                               INCOME      BOND       INCOME   RETURN BOND   GROWTH      GROWTH   TECHNOLOGY
                                               FUND/VA   PORTFOLIO   PORTFOLIO  PORTFOLIO   PORTFOLIO   PORTFOLIO  PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares              $  -         1          1         1          -          -          -
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
      USAllianz Advantage                             1         -          -         -          -          -          -
      Valuemark II                                    -         -          -         -          -          -          -
      Valuemark IV                                    -         -          -         -          -          -          -
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                     1         -          -         -          -          1          -
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                     (1)        1          1         1          -         (1)         -

Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                               -         -          -         4         -          -           2
  Realized gains (losses)
        on sales of investments, net                  -         -          -         -         4          -           -
-----------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on investments, net     -         -          -         4         4          -           2
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                      2         -          -        (7)        -          3          (2)
-----------------------------------------------------------------------------------------------------------------------------
   Total realized gains (losses) and unrealized
   appreciation (depreciation)
   on investments, net                                2         -          -        (3)        4          3           -
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
        in net assets from operations               $ 1         1          1        (2)        4          2           -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                                                    TEMPLETON                                     TEMPLETON
                                             SELIGMAN   TEMPLETON  DEVELOPING  TEMPLETON   TEMPLETON  TEMPLETON INTERNATIONAL
                                             SMALL-CAP    ASSET      MARKETS GLOBAL INCOME  GROWTH  INTERNATIONAL  SMALLER
                                               VALUE    STRATEGY   SECURITIES SECURITIES  SECURITIES  SECURITIES   COMPANIES
                                             PORTFOLIO    FUND        FUND       FUND        FUND       FUND          FUND
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares               $-         27         32       194        494        878        32
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
      USAllianz Advantage                            -          -          -         -          -          1         -
      Valuemark II                                   -         25         41        74        309        384        10
      Valuemark IV                                   -          1          3         2         31          7         2
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                    -         26         44        76        340        392        12
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                     -          1        (12)      118        154        486        20

Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                              -        177          -         -      4,114      6,581         -
  Realized gains (losses) on sales
        of investments, net                          -       (187)      (386)     (228)      (430)    (8,022)      (32)
-----------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
        on investments, net                          -        (10)      (386)     (228)     3,684     (1,441)      (32)
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                      1      (233)        70       151     (4,525)    (4,317)      (23)
-----------------------------------------------------------------------------------------------------------------------------
   Total realized gains (losses) and unrealized
   appreciation (depreciation) on investments, net    1      (243)      (316)      (77)      (841)    (5,758)      (55)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net
        assets from operations                       $1      (242)      (328)       41       (687)    (5,272)      (35)
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                              TEMPLETON
                                                PACIFIC  VAN KAMPEN  VAN KAMPEN VAN KAMPEN USAZ ALGER              USAZ
                                                GROWTH       LIT     LIT GROWTH  EMERGING   AMERICAN USAZ ALGER VAN KAMPEN
                                              SECURITIES ENTERPRISE  AND INCOME   GROWTH     GROWTH    GROWTH     GROWTH
                                                 FUND     PORTFOLIO   PORTFOLIO  PORTFOLIO    FUND      FUND       FUND
------------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares             $  75         -          -         -          -          -           -
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
      USAllianz Advantage                             -         -          -         -          -          -           -
      Valuemark II                                    4         -          -         -          -          -           -
      Valuemark IV                                    -         -          -         -          -          -           -
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                     4         -          -         -          -          -           -
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                     71         -          -         -          -          -           -

Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                              -          -          -         -          -          -           -
  Realized gains (losses) on sales
        of investments, net                       (646)         -          -         -         (5)         -           -
-----------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
        on investments, net                       (646)         -          -         -         (5)         -           -
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                   297          -         (1)        2         (2)         -           2
-----------------------------------------------------------------------------------------------------------------------------
   Total realized gains (losses) and unrealized
   appreciation (depreciation)
   on investments, net                            (349)         -         (1)        2         (7)        -            2
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net
        assets from operations                   $(278)         -         (1)        2         (7)        -            2
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                                                                 USAZ   USAZ ALLIANCE   USAZ
                                               USAZ        USAZ        USAZ    ALLIANCE    CAPITAL    ALLIANCE      USAZ
                                            VAN KAMPEN  VAN KAMPEN  VAN KAMPEN  CAPITAL   LARGE CAP    CAPITAL      PIMCO
                                            GROWTH AND  AGGRESSIVE   COMSTOCK  TECHNOLOGY   GROWTH    GROWTH AND    VALUE
                                            INCOME FUND GROWTH FUND    FUND       FUND       FUND     INCOME FUND    FUND
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares              $ -         -           -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
      USAllianz Advantage                            -         -           -         -          -          -         -
      Valuemark II                                   -         -           1         -          -          -         -
      Valuemark IV                                   -         -           -         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                    -         -           1         -          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                     -         -          (1)        -          -          -         -

Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                              -         -           -         -          -          -         -
  Realized gains (losses) on sales
        of investments, net                          -         -           -         3          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on investments, net    -         -           -         3          -          -         -
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                      1         1          1         2          5          7         1
-----------------------------------------------------------------------------------------------------------------------------
   Total realized gains (losses) and unrealized
   appreciation (depreciation) on investments, net    1         1          1         5          5          7         1
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in
        net assets from operations                   $1         1          -         5          5          7         1
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                                                        USAZ
                                                USAZ        USAZ      TEMPLETON  AZOA VIP   AZOA VIP   AZOA VIP
                                                PIMCO       PIMCO     DEVELOPED DIVERSIFIED   FIXED     GLOBAL     AZOA VIP
                                             RENAISSANCE GROWTH AND    MARKETS    ASSETS     INCOME  OPPORTUNITIES  GROWTH
                                                FUND     INCOME FUND    FUND       FUND       FUND       FUND         FUND
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares             $  -         -          -          7          12         -          1
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk
  and administrative charges:
      USAllianz Advantage                            -         -          -          -           1         -          -
      Valuemark II                                   -         -          -          2           3         -          1
      Valuemark IV                                   -         -          -          -           1         -          -
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                    -         -          -          2           5         -          1
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                     -         -          -          5           7         -          -

Realized gains (losses) and unrealized
  appreciation (depreciation) on investments:
  Realized capital gain distributions
        on mutual funds                              -         -          -          -           -         -          -
  Realized gains (losses) on
        sales of investments, net                    1         -          -         (1)          8         -        (11)
-----------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses)
        on investments, net                          1         -          -         (1)          8         -        (11)
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                    17         -          -         (7)         (8)        -        (18)
-----------------------------------------------------------------------------------------------------------------------------
  Total realized gains (losses) and unrealized
  appreciation (depreciation) on investments, net   18         -          -         (8)         -          -        (29)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net
        assets from operations                     $18         -          -         (3)         7         -         (29)
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF OPERATIONS (CONT.)
FOR THE YEAR ENDED DECEMBER 31, 2001
(IN THOUSANDS)

                                                                                                    AZOA VIP     TOTAL
                                                                                                  MONEY MARKET    ALL
                                                                                                      FUND       FUNDS
-----------------------------------------------------------------------------------------------------------------------------
Investment income:
  Dividends reinvested in fund shares                                                                    $15    12,705
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
  Mortality and expense risk and administrative charges:
      USAllianz Advantage                                                                                  8        23
      Valuemark II                                                                                         1     5,245
      Valuemark IV                                                                                         -       333
-----------------------------------------------------------------------------------------------------------------------------
   Total expenses                                                                                          9     5,601
-----------------------------------------------------------------------------------------------------------------------------
   Investment income (loss), net                                                                           6     7,104

Realized gains (losses) and unrealized appreciation (depreciation) on investments:
  Realized capital gain distributions on mutual funds                                                      -    36,626
  Realized gains (losses) on sales of investments, net                                                     -   (21,477)
-----------------------------------------------------------------------------------------------------------------------------
      Realized gains (losses) on investments, net                                                          -    15,149
-----------------------------------------------------------------------------------------------------------------------------
  Net change in unrealized appreciation
   (depreciation) on investments                                                                           -   (42,819)
-----------------------------------------------------------------------------------------------------------------------------
   Total realized gains (losses) and unrealized
   appreciation (depreciation) on investments, net                                                         -   (27,667)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from operations                                                    $ 6   (20,566)
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)



STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                           AIM V.I. CAPITAL        AIM V.I.     AIM V.I. INTERNATIONAL     AIM V.I.
                                           APPRECIATION FUND      GROWTH FUND         EQUITY FUND         VALUE FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net        $  -       -          (25)    (49)         -        -            -      -
       Realized gains (losses)
        on investments, net                    2       -         (708)     22          -        -            1      -
       Net change in unrealized
        appreciation (depreciation)
        on investments                        (3)      -         (369) (1,209)         -        -           (4)     -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in net
         assets from operations               (1)      -       (1,102) (1,236)         -        -           (3)     -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                       30       -           40     297          1        -           57      -
      Transfers between funds                 -        -         (224)  5,416          -        -           13      -
      Surrenders and terminations             -        -         (411) (1,530)         -        -            2      -
      Rescissions                             -        -           (3)     (1)         -        -           (2)     -
      Other transactions (note 2)             -        -           (1)     (2)         -        -            -      -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease) in
        net assets resulting
        from contract transactions            30       -         (599)  4,180          1        -           70      -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets             29       -       (1,701)  2,944          1        -           67      -
Net assets at beginning of period             -        -        3,345     401          -        -            -      -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                  $29       -        1,644   3,345          1        -           67      -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                               ALGER AMERICAN      ALGER AMERICAN   ALGER AMERICAN SMALL
                                         ALGER AMERICAN          LEVERAGED         MIDCAP GROWTH       CAPITALIZATION
                                        GROWTH PORTFOLIO      ALLCAP PORTFOLIO       PORTFOLIO            PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net       $ (14)     (19)         (7)     (20)         -        -           -        -
       Realized gains (losses)
        on investments, net                  (45)     172        (179)      52          -        -           -        -
       Net change in unrealized
         appreciation (depreciation)
         on investments                     (140)    (426)         (2)    (517)         1        -           -        -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                    (199)    (273)       (188)    (485)         1        -           -        -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                        1      157           2     198          33        -           1        -
      Transfers between funds               (149)   1,577         (88)  1,323           1        -           -        -
      Surrenders and terminations           (133)    (491)       (139)   (119)          -        -           -        -
      Rescissions                              -        -          (3)      -           -        -           -        -
      Other transactions (note 2)             (1)      (1)         (1)      -           -        -           -        -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions          (282)   1,242        (229)  1,402          34        -           1        -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets           (481)     969        (417)    917          35        -           1        -
Net assets at beginning of period          1,448      479       1,142     225           -        -           -        -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period               $  967    1,448         725   1,142          35        -           1        -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                              DAVIS VA             DAVIS VA            DAVIS VA        AGGRESSIVE GROWTH
                                         FINANCIAL PORTFOLIO REAL ESTATE PORTFOLIO  VALUE PORTFOLIO     SECURITIES FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net        $ -        -           -        -           -        -           (4)     (2)
       Realized gains (losses)
        on investments, net                   -        -           -        -           -        -          (97)    (21)
       Net change in unrealized
         appreciation (depreciation)
         on investments                       -        -           -        -          17        -           25    (165)
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in net
         assets from operations               -        -           -        -          17        -          (76)   (188)
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                      13        -          15       -          242        -            2      14
      Transfers between funds                 4        -           1       -            -        -          (88)    663
      Surrenders and terminations             -        -           -       -           (3)       -          (26)    (31)
      Rescissions                             -        -           -       -            -        -            -       -
      Other transactions (note 2)             -        -           -       -            -        -            -       -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions           17        -          16       -          239        -         (112)    646
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets            17        -          16       -          256        -         (188)    458
Net assets at beginning of period             -        -           -       -            -        -          458       -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                 $17        -          16       -          256        -          270     458
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                              FRANKLIN         FRANKLIN GLOBAL   FRANKLIN GROWTH
                                        GLOBAL COMMUNICATIONS    HEALTH CARE         AND INCOME            FRANKLIN
                                           SECURITIES FUND     SECURITIES FUND    SECURITIES FUND       HIGH INCOME FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net     $  (372)     626         (41)     (28)      (638)   3,529       2,186     (200)
       Realized gains (losses)
        on investments, net                   66   16,388         372      226      5,058    8,741      (2,741)  (3,394)
       Net change in unrealized
        appreciation (depreciation)
        on investments                   (11,360) (40,791)       (749)     628     (6,783)  (2,394)      1,099      718
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                 (11,666) (23,777)       (418)    826      (2,363)   9,876         544   (2,876)
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                       82      591          52     173         305      313         118      103
      Transfers between funds             (2,484)     333        (253)  1,886        (797)  (5,122)       (474)  (2,478)
      Surrenders and terminations         (6,494) (16,228)       (250)   (252)    (12,036) (20,562)     (4,564)  (6,483)
      Rescissions                             (4)      (2)        (19)      -          (1)     (28)        (67)       -
      Other transactions (note 2)            (24)     (40)         (1)      -         (37)     (41)         (9)     (11)
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions        (8,924) (15,346)       (471)  1,807     (12,566) (25,440)     (4,996)  (8,869)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets        (20,590) (39,123)       (889)  2,633     (14,929) (15,564)     (4,452) (11,745)
Net assets at beginning of period         43,011   82,134       3,280     647      69,612   85,176      16,242   27,987
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period             $ 22,421   43,011       2,391   3,280      54,683   69,612      11,790   16,242
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                                   FRANKLIN                                FRANKLIN
                                              FRANKLIN         LARGE CAP GROWTH        FRANKLIN         NATURAL RESOURCES
                                       INCOME SECURITIES FUND   SECURITIES FUND    MONEY MARKET FUND    SECURITIES FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net     $ 2,243    5,057        (202)    (293)        497      933         (14)    (27)
       Realized gains (losses)
        on investments, net                1,511      824       5,631    3,380           -        -          27     (61)
       Net change in unrealized
        appreciation (depreciation)
        on investments                    (3,854)   1,755      (8,684)  (1,828)          -        -        (617)  1,012
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                    (100)   7,636      (3,255)   1,259         497      933        (604)    924
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                      566      201         127     547         147      142           19      43
      Transfers between funds               (500)  (4,397)       (815)  4,416         675    4,204         (302)    153
      Surrenders and terminations         (8,879) (15,104)     (5,267) (5,964)     (7,707)  (7,185)        (728)   (671)
      Rescissions                              -        -          (5)      -           -      (16)           -       -
      Other transactions (note 2)            (25)     (28)        (12)    (13)        (10)      (9)          (2)     (2)
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions        (8,838) (19,328)     (5,972) (1,014)     (6,895)  (2,864)      (1,013)   (477)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets         (8,938) (11,692)     (9,227)    245      (6,398)  (1,931)      (1,617)    447
Net assets at beginning of period         44,354   56,046      28,502  28,257      23,261   25,192        3,562   3,115
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period              $35,416   44,354      19,275  28,502      16,863   23,261        1,945   3,562
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                                   FRANKLIN
                                              FRANKLIN         RISING DIVIDENDS    FRANKLIN S&P 500        FRANKLIN
                                          REAL ESTATE FUND      SECURITIES FUND       INDEX FUND        SMALL CAP FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net     $   243      540        (414)     831          (9)    (27)       (133)   (333)
       Realized gains (losses)
        on investments, net                  (6)       (8)      2,010    4,452        (140)     (2)       (103)  4,515
       Net change in unrealized
        appreciation (depreciation)
        on investments                      328     2,015       2,308      462        (189)   (181)     (2,860) (8,010)
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                     565    2,547       3,904    5,745        (338)   (210)     (3,096) (3,828)
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                       18       70         433      316        222      313         136     506
      Transfers between funds               (466)    (228)        496   (3,831)       795    2,000        (356)  4,219
      Surrenders and terminations         (1,503)  (2,489)     (6,058) (10,146)      (453)    (306)     (2,248) (4,791)
      Rescissions                              -        -         (25)       -          -        -          (3)      -
      Other transactions (note 2)             (5)      (5)        (21)     (21)        (1)      (1)         (8)    (11)
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions        (1,956)  (2,652)     (5,175) (13,682)       563    2,006      (2,479)    (77)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets         (1,391)    (105)     (1,271)  (7,937)       225    1,796      (5,575) (3,905)
Net assets at beginning of period          9,945   10,050      35,042   42,979      2,282      486      19,031  22,936
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period              $ 8,554    9,945      33,771   35,042      2,507    2,282      13,456  19,031
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                         FRANKLIN TECHNOLOGY    FRANKLIN U.S.     FRANKLIN VALUE   FRANKLIN ZERO COUPON
                                           SECURITIES FUND    GOVERNMENT FUND     SECURITIES FUND        FUND 2000
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net      $   (7)      (3)      2,274     (611)        (13)     (10)          -      505
       Realized gains (losses)
        on investments, net                 (361)      (4)         52   (1,475)         91       12           -   (3,071)
       Net change in unrealized
        appreciation (depreciation)
        on investments                       118     (181)        103    6,479          67      179           -    1,465
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                    (250)    (188)      2,429    4,393         145      181           -   (1,101)
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                        4       57         729      150           8       33            -      33
      Transfers between funds                126      661         636   (3,624)        629      261            -  (6,409)
      Surrenders and terminations            (63)     (41)     (8,573) (11,223)       (225)    (110)           -  (3,678)
      Rescissions                              -        -          (4)       -           -       (1)           -     (21)
      Other transactions (note 2)              -        -         (23)     (24)         (1)       -            -      (4)
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions            67      677      (7,235) (14,721)        411      183            - (10,079)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets           (183)     489      (4,806) (10,328)        556      364            - (11,180)
Net assets at beginning of period            489       -       43,212   53,540       1,031      667            -  11,180
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                $ 306      489      38,406   43,212       1,587    1,031            -       -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                                                     J.P. MORGAN             J.P. MORGAN
                                       FRANKLIN ZERO COUPON  FRANKLIN ZERO COUPON    INTERNATIONAL         U.S. DISCIPLINED
                                             FUND 2005             FUND 2010     OPPORTUNITIES PORTFOLIO   EQUITY PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net     $   283     (143)        235     (56)         -        -           -         -
       Realized gains (losses)
        on investments, net                  103       55         210    (191)         -        -           -         -
       Net change in unrealized
         appreciation (depreciation)
         on investments                       30      611        (284)    899          -        -           -         -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                     416      523         161     652          -        -           -         -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                       37        5          15      18          -        -           16        -
      Transfers between funds                240      692         353    (383)         7        -           (3)       -
      Surrenders and terminations         (1,303)  (1,295)       (485) (1,233)         -        -            -        -
      Rescissions                              -        -           -       -          -        -            -        -
      Other transactions (note 2)             (3)      (3)         (2)     (2)         -        -            -        -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions        (1,029)    (601)       (119) (1,600)         7        -           13        -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets           (613)     (78)         42    (948)         7        -           13        -
Net assets at beginning of period          6,016    6,094       3,978   4,926          -        -            -        -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period              $ 5,403    6,016       4,020   3,978          7        -           13        -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                          MUTUAL DISCOVERY       MUTUAL SHARES    OPPENHEIMER GLOBAL      OPPENHEIMER
                                           SECURITIES FUND      SECURITIES FUND   SECURITIES FUND/VA  HIGH INCOME FUND/VA
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net     $    67      187         113      374           -        -           -        -
       Realized gains (losses)
        on investments, net                1,458      480       1,989    1,491           2        -           -        -
       Net change in unrealized
        appreciation (depreciation)
        on investments                    (1,629)     348        (804)     642          (4)       -           -        -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                    (104)   1,015       1,298    2,507          (2)       -           -        -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                       48      142         100     145           53        -           7        -
      Transfers between funds                  9      506         774  (1,296)           1        -           -        -
      Surrenders and terminations         (1,244)  (2,423)     (3,083) (5,673)           -        -           -        -
      Rescissions                             (2)       -          (2)      -            -        -           -        -
      Other transactions (note 2)             (6)      (6)        (11)    (12)           -        -           -        -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions        (1,195)  (1,781)     (2,222) (6,836)          54        -           7        -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets         (1,299)    (766)       (924) (4,329)          52        -           7        -
Net assets at beginning of period         10,813   11,579      22,431  26,760            -        -           -        -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period              $ 9,514   10,813      21,507  22,431           52        -           7        -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)



STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                             OPPENHEIMER           PIMCO VIT           PIMCO VIT           PIMCO VIT
                                        MAIN STREET GROWTH &    HIGH YIELD BOND    STOCKSPLUS GROWTH   TOTAL RETURN BOND
                                           INCOME FUND/VA          PORTFOLIO     AND INCOME PORTFOLIO      PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net        $ (1)      -             1        -            1       -         1         -
       Realized gains (losses)
        on investments, net                    -       -             -        -            -       -         4         -
       Net change in unrealized appreciation
        (depreciation) on investments          2       -             -        -            -       -        (7)        -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                       1       -             1        -            1       -        (2)        -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                      125       -             4        -            6       -        18         -
      Transfers between funds                  3       -            45        -           43       -       216         -
      Surrenders and terminations              -       -             -        -            -       -         -         -
      Rescissions                              -       -             -        -            -       -         -         -
      Other transactions (note 2)              -       -             -        -            -       -         -         -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions           128       -            49        -           49       -          234      -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets            129       -            50        -           50       -          232      -
Net assets at beginning of period             -        -             -        -            -       -            -      -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                 $129        -           50        -           50       -          232      -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                           SP STRATEGIC PARTNERS
                                              SP JENNISON         FOCUSED         SELIGMAN GLOBAL    SELIGMAN SMALL-CAP
                                        INTERNATIONAL GROWTH  GROWTH PORTFOLIO  TECHNOLOGY PORTFOLIO   VALUE PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net          $ -       -           (1)       -           -        -           -       -
       Realized gains (losses)
        on investments, net                     4       -            -        -           2        -           -       -
       Net change in unrealized
         appreciation (depreciation)
         on investments                         -       -            3        -          (2)       -           1       -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in net assets
         from operations                        4       -            2        -           -        -           1       -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                         -       -            -        -          11        -           1       -
      Transfers between funds                  (2)      -          209        -           1        -          12       -
      Surrenders and terminations               -       -            -        -           -        -           -       -
      Rescissions                               -       -            -        -           -        -           -       -
      Other transactions (note 2)               -       -            -        -           -        -           -       -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions             (2)      -          209        -          12        -          13       -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets               2       -          211        -          12        -          14       -
Net assets at beginning of period               -       -            -        -           -        -           -       -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                   $ 2       -          211        -          12        -          14       -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                            TEMPLETON DEVELOPING   TEMPLETON GLOBAL
                                           TEMPLETON ASSET         MARKETS              INCOME         TEMPLETON GROWTH
                                            STRATEGY FUND       SECURITIES FUND    SECURITIES FUND      SECURITIES FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net     $     1      (34)        (12)     (22)        118      (92)        154     122
       Realized gains (losses)
        on investments, net                  (10)     (67)       (386)    (332)       (228)    (493)      3,684   4,401
       Net change in unrealized
         appreciation (depreciation)
         on investments                     (233)       9          70   (1,645)        151      701      (4,525) (4,848)
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                    (242)     (92)       (328)  (1,999)         41      116        (687)   (325)
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                        3       25          20      141          58       49         162      514
      Transfers between funds               (282)    (238)       (163)    (444)       (335)    (452)       (939)      (9)
      Surrenders and terminations           (567)    (657)       (557)  (1,643)     (1,499)  (2,473)     (4,813) (10,460)
      Rescissions                              -        -           -        -           -        -           -      (16)
      Other transactions (note 2)             (1)      (2)         (3)      (3)         (4)      (5)        (15)     (18)
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions          (847)    (872)       (703)  (1,949)     (1,780)  (2,881)     (5,605)  (9,989)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets         (1,089)    (964)     (1,031)  (3,948)     (1,739)  (2,765)     (6,292) (10,314)
Net assets at beginning of period          2,387    3,351       3,681    7,629       6,358    9,123      27,665   37,979
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period              $ 1,298    2,387       2,650    3,681       4,619    6,358      21,373   27,665
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                              TEMPLETON           TEMPLETON       TEMPLETON PACIFIC
                                            INTERNATIONAL       INTERNATIONAL           GROWTH            VAN KAMPEN LIT
                                           SECURITIES FUND  SMALLER COMPANIES FUND  SECURITIES FUND    ENTERPRISE PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net     $   486     (509)         20        4          71      (61)         -       -
       Realized gains (losses)
        on investments, net               (1,441)  10,961         (32)      (7)       (646)  (1,602)         -       -
       Net change in unrealized
        appreciation (depreciation)
        on investments                    (4,317) (13,460)        (23)     (28)        297      152          -       -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                  (5,272)  (3,008)        (35)     (31)       (278)  (1,511)         -       -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                      115      246           6       74           2       24          -       -
      Transfers between funds              1,449     (158)        109      (73)     (2,798)    (820)         -       -
      Surrenders and terminations         (5,713) (11,088)       (149)    (251)       (174)  (1,723)         -       -
      Rescissions                             (1)     (12)          -        -           -        -          -       -
      Other transactions (note 2)            (18)     (21)          -       (1)         (1)      (3)         -       -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions        (4,168) (11,033)        (34)    (251)     (2,971)  (2,522)         -       -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets         (9,440) (14,041)        (69)    (282)     (3,249)  (4,033)         -       -
Net assets at beginning of period         33,123   47,164         920    1,202       3,249    7,282          -       -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period              $23,683   33,123         851      920           -    3,249          -       -
=============================================================================================================================

                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                           VAN KAMPEN LIT
                                          GROWTH AND INCOME  VAN KAMPEN EMERGING      USAZ ALGER          USAZ ALGER
                                              PORTFOLIO        GROWTH PORTFOLIO  AMERICAN GROWTH FUND     GROWTH FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net        $ -        -           -        -            -        -           -       -
       Realized gains (losses)
        on investments, net                   -        -           -        -           (5)       -           -       -
       Net change in unrealized
         appreciation (depreciation)
         on investments                      (1)       -           2        -           (2)       -           -       -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                     (1)       -           2        -           (7)       -           -       -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                       26       -           13       -            4        -           -       -
      Transfers between funds                 -        -           51       -           37        -          16       -
      Surrenders and terminations             -        -           -        -            -        -           -       -
      Rescissions                             -        -           -        -            -        -           -       -
      Other transactions (note 2)             -        -           -        -            -        -           -       -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions            26       -           64       -           41        -          16       -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets             25       -           66       -           34        -          16       -
Net assets at beginning of period              -       -            -       -            -        -           -       -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                  $25        -          66      -            34        -          16       -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                                USAZ VAN KAMPEN     USAZ VAN KAMPEN
                                           USAZ VAN KAMPEN         GROWTH AND          AGGRESSIVE       USAZ VAN KAMPEN
                                             GROWTH FUND           INCOME FUND         GROWTH FUND       COMSTOCK FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net        $ -        -            -        -           -        -         (1)      -
       Realized gains (losses)
        on investments, net                   -        -            -        -           -        -          -       -
       Net change in unrealized
         appreciation (depreciation)
         on investments                       2        -            1        -           1        -          1       -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                      2        -            1        -           1        -          -       -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                       4        -           14        -          11        -         17       -
      Transfers between funds                30        -           25        -          38        -        126       -
      Surrenders and terminations             -        -            -        -           -        -          -       -
      Rescissions                             -        -            -        -           -        -          -       -
      Other transactions (note 2)             -        -            -        -           -        -          -       -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions           34        -           39        -          49        -        143       -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets            36        -           40        -          50        -        143       -
Net assets at beginning of period             -        -            -        -           -        -          -       -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                 $36        -           40        -          50        -        143       -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                                 USAZ ALLIANCE       USAZ ALLIANCE
                                        USAZ ALLIANCE CAPITAL  CAPITAL LARGE CAP    CAPITAL GROWTH        USAZ PIMCO
                                           TECHNOLOGY FUND        GROWTH FUND       AND INCOME FUND       VALUE FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net      $   -       -            -        -           -        -           -        -
       Realized gains (losses)
        on investments, net                   3       -            -        -           -        -           -        -
       Net change in unrealized
         appreciation (depreciation)
         on investments                       2       -            5        -           7        -           1        -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                      5       -            5        -           7        -           1        -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                       -       -            -        -          28        -           -        -
      Transfers between funds                62       -          166        -         240        -          27        -
      Surrenders and terminations             -       -            -        -         (15)       -           -        -
      Rescissions                             -       -            -        -           -        -           -        -
      Other transactions (note 2)             -       -            -        -           -        -           -        -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions           62       -          166        -         253        -          27        -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets            67       -          171        -         260        -          28        -
Net assets at beginning of period             -       -            -        -           -        -           -        -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                 $67       -          171        -         260        -          28        -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                                  USAZ PIMCO                                  AZO
                                             USAZ PIMCO        GROWTH AND INCOME    USAZ TEMPLETON       VIP DIVERSIFIED
                                          RENAISSANCE FUND           FUND       DEVELOPED MARKETS FUND    ASSETS FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net       $  -       -            -        -           -        -            5        8
       Realized gains (losses)
        on investments, net                   1       -            -        -           -        -           (1)       4
       Net change in unrealized
         appreciation (depreciation)
         on investments                      17       -            -        -           -        -           (7)     (19)
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                     18       -            -        -           -        -           (3)      (7)
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                      29       -            1        -           -        -            3        5
      Transfers between funds               228       -           38        -           -        -           (7)     430
      Surrenders and terminations           (15)      -            -        -           -        -           (7)    (227)
      Rescissions                             -       -            -        -           -        -            -        -
      Other transactions (note 2)             -       -            -        -           -        -            -        -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions          242       -           39        -           -        -          (11)     208
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets           260       -           39        -           -        -          (14)     201
Net assets at beginning of period             -       -            -        -           -        -          203        2
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                $260       -           39        -           -        -          189      203
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)


STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
 (IN THOUSANDS)

                                           AZOA VIP FIXED       AZOA VIP GLOBAL       AZOA VIP              AZOA VIP
                                             INCOME FUND      OPPORTUNITIES FUND     GROWTH FUND        MONEY MARKET FUND
-----------------------------------------------------------------------------------------------------------------------------
                                            2001     2000        2001    2000        2001     2000        2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net        $  7        7           -        -           -        (1)          6       -
       Realized gains (losses)
        on investments, net                    8        -           -        -         (11)        3           -       -
       Net change in unrealized
         appreciation (depreciation)
         on investments                       (8)       -           -        -         (18)        -           -       -
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease)
         in net assets
         from operations                       7        7           -        -         (29)        2           6       -
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-
   All products (note 5)
      Purchase payments                        2      102           1        -           1         7         896       -
      Transfers between funds                108       52           7        -          (5)      164         668       -
      Surrenders and terminations            (12)      (3)          -        -          (2)      (31)       (196)      -
      Rescissions                              -        -           -        -           -         -          (2)      -
      Other transactions (note 2)              -        -           -        -           -         -           -       -
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease)
        in net assets resulting
        from contract transactions            98      151           8        -          (6)      140       1,366       -
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets            105      158           8        -          (35)     142       1,372       -
Net assets at beginning of period            158        -           -        -          142        -           -       -
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                 $263      158           8        -          107      142       1,372       -
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

Financial Statements (continued)



STATEMENTS OF CHANGES IN NET ASSETS (CONT.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)

                                                                                                             TOTAL
                                                                                                           ALL FUNDS
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                          2001    2000
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   Operations:
       Investment income (loss), net                                                                  $  7,104    10,183
       Realized gains (losses) on investments, net                                                      15,149    45,451
       Net change in unrealized appreciation
        (depreciation) on investments                                                                  (42,819)  (57,627)
-----------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in net assets
         from operations                                                                               (20,566)   (1,993)
-----------------------------------------------------------------------------------------------------------------------------
   Contract transactions-All products (note 5)
      Purchase payments                                                                                  5,260     5,754
      Transfers between funds                                                                           (2,816)   (1,006)
      Surrenders and terminations                                                                      (85,592) (146,584)
      Rescissions                                                                                         (143)      (97)
      Other transactions (note 2)                                                                         (246)     (289)
-----------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease) in net assets resulting
        from contract transactions                                                                     (83,537) (142,222)
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets                                                                     (104,103) (144,215)
Net assets at beginning of period                                                                      470,373   614,588
-----------------------------------------------------------------------------------------------------------------------------
Net assets at end of period                                                                          $ 366,270   470,373
=============================================================================================================================


                 See accompanying notes to financial statements.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements

December 31, 2001



1. ORGANIZATION

Preferred Life Variable Account C (Variable Account) is a segregated investment account of Preferred Life Insurance Company of New York (Preferred Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (as amended). The Variable Account was established by Preferred Life on February 26, 1988 and commenced operations September 6, 1991. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.

The Variable Account's assets are the property of Preferred Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Preferred Life. The assets of the Variable Account, equal to the reserves and other liabilities of the Variable Account, are not chargeable with liabilities that arise from any other business which Preferred Life may conduct.

The Variable Account's sub-accounts invest, at net asset values, in one or more of select portfolios of AIM Variable Insurance Funds, Inc., The Alger American Fund, Allianz of America, Inc., Davis Variable Account Fund, Inc., Franklin Templeton Variable Insurance Products Trust (formerly, Franklin Valuemark Funds), J.P. Morgan Series Trust II, Oppenheimer Variable Account Funds, Pacific Investment Management Company, Prudential Investments Fund Management, LLC, Seligman Portfolios, Inc., USAllianz Advisers, LLC., and Van Kampen Life Investment Trust, in accordance with the selection made by the contract owner. Not all portfolios are available as investment options for the products which comprise the Variable Account. The investment advisers and specialist manager for each portfolio are listed in the following table.

                                                                                    Specialist
Portfolio                                   Investment Adviser                      Manager\Adviser
---------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund          AIM Advisors, Inc.                      N\A
AIM V.I. Growth Fund                        AIM Advisors, Inc.                      N\A
AIM V.I. International Equity Fund          AIM Advisors, Inc.                      N\A
AIM V.I. Value Fund                         AIM Advisors, Inc.                      N\A
Alger American Growth Portfolio             Fred Alger Management, Inc.             N\A
Alger American Leveraged AllCap Portfolio   Fred Alger Management, Inc.             N\A
Alger American MidCap Growth Portfolio      Fred Alger Management, Inc.             N\A
Alger American Small
    Capitalization Portfolio                Fred Alger Management, Inc.             N\A
Davis VA Financial Portfolio                Davis Selected Advisers, LP             N\A
Davis VA Real Estate Portfolio              Davis Selected Advisers, LP             N\A
Davis VA Value Portfolio                    Davis Selected Advisers, LP             N\A
Franklin Aggressive Growth Securities Fund* Franklin Advisory Services, LLC         N\A
Franklin Global Communications
   Securities Fund*                         Franklin Advisers, Inc.                 N\A
Franklin Global Health
   Care Securities Fund*                    Franklin Advisers, Inc.                 N\A
Franklin Growth and Income
   Securities Fund*                         Franklin Advisers, Inc.                 N\A
Franklin High Income Fund*                  Franklin Advisers, Inc.                 N\A
Franklin Income Securities Fund*            Franklin Advisers, Inc.                 N\A
Franklin Large Cap Growth Securities Fund*  Franklin Advisers, Inc.                 N\A
Franklin Money Market Fund*                 Franklin Advisers, Inc.                 N\A
Franklin Natural Resources Securities Fund* Franklin Advisers, Inc.                 N\A
Franklin Real Estate Fund*                  Franklin Advisers, Inc.                 N\A
Franklin Rising Dividends Securities Fund*  Franklin Advisory Services, LLC         N\A
Franklin S&P 500 Index Fund*                Franklin Advisers, Inc.                 N\A
Franklin Small Cap Fund *                   Franklin Advisers, Inc.                 N\A
Franklin Technology Securities Fund*        Franklin Advisers, Inc.                 N\A
Franklin U.S. Government Fund *             Franklin Advisory Services, LLC         N\A
Franklin Value Securities Fund*             Franklin Advisory Services, LLC         N\A
Franklin Zero Coupon Fund 2005              Franklin Advisers, Inc.                 N\A
Franklin Zero Coupon Fund 2010              Franklin Advisers, Inc.                 N\A
J.P. Morgan International
   Opportunities Portfolio                  J.P. Morgan Investment Management Inc.  N\A

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



1. ORGANIZATION (CONTINUED)

                                                                                             Specialist
Portfolio                                       Investment Adviser                           Manager\Adviser
----------------------------------------------------------------------------------------------------------------------------------
J.P. Morgan US Disciplined Equity Portfolio     J.P. Morgan Investment Management Inc.       N\A
Mutual Discovery Securities Fund*               Franklin Mutual Advisers, LLC                N\A
Mutual Shares Securities Fund*                  Franklin Mutual Advisers, LLC                N\A
Oppenheimer Global Securities Fund/VA           OppenheimerFunds, Inc.                       N\A
Oppenheimer High Income Fund/VA                 OppenheimerFunds, Inc.                       N\A
Oppenheimer Main Street Growth &
     Income Fund/VA                             OppenheimerFunds, Inc.                       N\A
PIMCO VIT High Yield Bond Portfolio             Pacific Investment Management Co.            N\A
PIMCO VIT StocksPLUS Growth
      and Income Portfolio                      Pacific Investment Management Co.            N\A
PIMCO VIT Total Return Bond Portfolio           Pacific Investment Management Co.            N\A
SP Jennison International Growth Portfolio*     Prudential Investments Fund Management, LLC  N\A
SP Strategic Partners Focused Growth Portfolio* Prudential Investments Fund Management, LLC  N\A
Seligman Global Technology Portfolio            J & W Seligman & Co. Inc.                    N\A
Seligman Small Cap Value Portfolio              J & W Seligman & Co. Inc.                    N\A
Templeton Asset Strategy Fund*                  Templeton Global Advisors Limited            N\A
Templeton Developing Markets Securities Fund*   Templeton Asset Management Ltd.              N\A
Templeton Global Income Securities Fund*        Franklin Advisers, Inc.                      N\A
Templeton Growth Securities Fund*               Templeton Global Advisors Limited            N\A
Templeton International Securities Fund*        Franklin Advisers, Inc.                      N\A
Templeton International Smaller
     Companies Fund*                            Templeton Investment Counsel, Inc.           N\A
Van Kampen LIT Growth and Income Portfolio      Van Kampen Asset Management, Inc.            N\A
Van Kampen LIT Emerging Growth Portfolio*       Van Kampen Asset Management, Inc.            N\A
USAZ Alger American Growth Fund                 USAllianz Advisers, LLC                      Van Kampen Asset Management, Inc.
USAZ Alger Growth Fund*                         USAllianz Advisers, LLC                      Van Kampen Asset Management, Inc.
USAZ Van Kampen Growth Fund*                    USAllianz Advisers, LLC                      Van Kampen Investment Advisory Corp.
USAZ Van Kampen Growth and Income Fund*         USAllianz Advisers, LLC                      Van Kampen Asset Management, Inc.
USAZ Van Kampen Aggressive Growth Fund*         USAllianz Advisers, LLC                      Van Kampen Investment Advisory Corp.
USAZ Van Kampen Comstock Fund*                  USAllianz Advisers, LLC                      Van Kampen Asset Management, Inc.
USAZ Alliance Capital Technology Fund*          USAllianz Advisers, LLC                      Alliance Capital Management Inc.
USAZ Alliance Capital Large Cap Growth Fund*    USAllianz Advisers, LLC                      Alliance Capital Management Inc.
USAZ Alliance Capital Growth & Income Fund*     USAllianz Advisers, LLC                      Alliance Capital Management Inc.
USAZ PIMCO Value Fund*                          USAllianz Advisers, LLC                      Pacific Investment Management Co.
USAZ PIMCO Renaissance Fund*                    USAllianz Advisers, LLC                      Pacific Investment Management Co.
USAZ PIMCO Growth & Income Fund*                USAllianz Advisers, LLC                      Pacific Investment Management Co.
USAZ Templeton Developed Markets Fund*          USAllianz Advisers, LLC                      Templeton Investment Counsel, LLC.
AZOA VIP Diversified Assets Fund*               Allianz of America, Inc.                     N\A
AZOA VIP Fixed Income Fund*                     Allianz of America, Inc.                     N\A
AZOA VIP Global Opportunities Fund*             Allianz of America, Inc.                     N\A
AZOA VIP Growth Fund*                           Allianz of America, Inc.                     N\A
AZOA VIP Money Market Fund*                     Allianz of America, Inc.                     N\A

* Portfolio contains class 2 shares which assess 12b-1 fees.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001


2. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Investments of the Variable Account are valued daily at market value using net asset values provided by investment advisers of the portfolios.

Realized investment gains include realized gain distributions received from the respective portfolios and gains on the sale of portfolio shares as determined by the average cost method. Realized gain distributions are reinvested in the respective portfolios. Dividend distributions received from the portfolios are reinvested in additional shares of the portfolios and are recorded as income to the Variable Account on the ex-dividend date.

A Flexible Fixed Account investment option and a Dollar Cost Averaging Fixed Account investment option are available to deferred annuity contract owners. These accounts are comprised of equity and fixed income investments which are part of the general assets of Preferred Life. The liabilities of the Fixed Accounts are part of the general obligations of Preferred Life and are not included in the Variable Account. The guaranteed minimum rate of return on the Fixed Accounts is 3%.

Available investment options, including the date the investment option was available for each product, as of December 31, 2001 are listed in the following table.


                                                               USAllianz                                 USAllianz
Portfolio                                                      Advantage             Valuemark II        Valuemark IV
-------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                             1/22/2001
AZOA VIP Diversified Assets Fund                               1/22/2001             11/11/1999          11/11/1999
AZOA VIP Fixed Income Fund                                     1/22/2001             11/11/1999          11/11/1999
AZOA VIP Global Opportunities Fund                             1/22/2001             11/5/2001           11/5/2001
AZOA VIP Growth Fund                                           1/22/2001             11/11/1999          11/11/1999
AZOA VIP Money Market Fund                                     1/22/2001             11/5/2001           11/5/2001
Alger MidCap Growth Portfolio                                  1/22/2001
Franklin Global Communications Securities Fund                 1/22/2001             9/6/1991            8/17/1998
Franklin Growth and Income Securities Fund                     1/22/2001             9/6/1991            8/17/1998
Franklin High Income Fund                                      1/22/2001             9/6/1991            8/17/1998
Franklin Income Securities Fund                                1/22/2001             9/6/1991            8/17/1998
Franklin Large Cap Growth Securities Fund                      1/22/2001             5/1/1996            8/17/1998
Franklin Real Estate Fund                                      5/1/2001              9/6/1991            8/17/1998
Franklin Rising Dividends Securities Fund                      1/22/2001             1/27/1992           8/17/1998
Franklin S&P 500 Index Fund                                    1/22/2001             11/11/1999          11/11/1999
Franklin Small Cap Fund                                        1/22/2001             11/1/1995           8/17/1998
Franklin U.S. Government Fund                                  1/22/2001             9/6/1991            8/17/1998
Franklin Value Securities Fund                                 1/22/2001             5/1/1998            8/17/1998
Franklin Zero Coupon Fund 2005                                 11/5/2001             9/6/1991            8/17/1998
Franklin Zero Coupon Fund 2010                                 11/5/2001             9/6/1991            8/17/1998
Mutual Discovery Securities Fund                               1/22/2001             11/8/1996           8/17/1998
Mutual Shares Securities Fund                                  1/22/2001             11/8/1996           8/17/1998
Oppenheimer Global Securities Fund/VA                          1/22/2001
Oppenheimer High Income Fund/VA                                1/22/2001
Oppenheimer Main Street Growth & Income Fund/VA                1/22/2001
PIMCO VIT High Yield Bond Portfolio                            1/22/2001             11/5/2001           11/5/2001


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS (CONTINUED)

                                                               USAllianz                                 USAllianz
Portfolio                                                      Advantage             Valuemark II        Valuemark IV
-------------------------------------------------------------------------------------------------------------------
PIMCO VIT StocksPLUS Growth and Income Portfolio               1/22/2001             11/5/2001           11/5/2001
PIMCO VIT Total Return Bond Portfolio                          1/22/2001             11/5/2001           11/5/2001
SP Jennison International Growth Portfolio                     1/22/2001             12/15/2000          12/15/2000
SP Strategic Partners Focused Growth Portfolio                 1/22/2001             12/15/2000          12/15/2000
Templeton Developing Markets Securities Fund                   1/22/2001             3/15/1994           8/17/1998
Templeton Growth Securities Fund                               1/22/2001             3/15/1994           8/17/1998
Templeton International Securities Fund                        1/22/2001             1/27/1992           8/17/1998
USAZ Alliance Capital Growth and Income Fund                   11/5/2001             11/5/2001           11/5/2001
USAZ Alliance Capital Large Cap Growth Fund                    11/5/2001             11/5/2001           11/5/2001
USAZ Alliance Capital Technology Fund                          11/5/2001             11/5/2001           11/5/2001
USAZ American Growth Fund                                      5/1/2001              5/1/2001            5/1/2001
USAZ Growth Fund                                               5/1/2001              5/1/2001            5/1/2001
USAZ PIMCO Growth and Income Fund                              11/5/2001             11/5/2001           11/5/2001
USAZ PIMCO Renaissance Fund                                    11/5/2001             11/5/2001           11/5/2001
USAZ PIMCO Value Fund                                          11/5/2001             11/5/2001           11/5/2001
USAZ Templeton Developed Markets Fund                          11/5/2001             11/5/2001           11/5/2001
USAZ Van Kampen Aggressive Growth Fund                         5/1/2001              5/1/2001            5/1/2001
USAZ Van Kampen Comstock Fund                                  5/1/2001              5/1/2001            5/1/2001
USAZ Van Kampen Growth Fund                                    5/1/2001              5/1/2001            5/1/2001
USAZ Van Kampen Growth and Income Fund                         5/1/2001              5/1/2001            5/1/2001
Van Kampen LIT Emerging Growth                                 5/1/2001              5/1/2001            5/1/2001


During the period ended December 31, 2001 and the year ended December 31, 2000, several portfolios were closed to new money. The portfolio name and effective date of the closure are summarized in the following table.


Portfolio                                                      Date Closed
--------------------------------------------------------------------------
Alger American Growth Portfolio                                May 1, 2001
Alger American Leveraged AllCap Portfolio                      May 1, 2001
Van Kampen LIT Enterprise Portfolio                            May 1, 2001
Van Kampen LIT Growth and Income Portfolio                     May 1, 2001
AIM V.I. Growth Fund                                           November 5, 2001
Alger American Small Capitalization Portfolio                  November 5, 2001
Davis VA Real Estate Portfolio                                 November 5, 2001
Franklin Aggressive Growth Securities Fund                     November 5, 2001
Franklin Global Health Care Securities Fund                    November 5, 2001
Franklin Money Market Fund                                     November 5, 2001
Franklin Natural Resources Securities Fund                     November 5, 2001
Franklin Technology Securities Fund                            November 5, 2001
J.P. Morgan International Opportunities Portfolio              November 5, 2001
J.P. Morgan US Disciplined Equity Portfolio                    November 5, 2001
Templeton Asset Strategy Fund                                  November 5, 2001
Templeton Global Income Securities Fund                        November 5, 2001
Templeton International Smaller Companies Fund                 November 5, 2001

The Franklin Zero Coupon Fund 2000 and the Templeton Pacific Growth Fund were closed on December 15, 2000 and March 29, 2001, respectively.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS (CONTINUED)

During the years ended December 31, 2001 and 2000, several portfolios changed their name as summarized, with the effective date of the change, in the following table.

Current Portfolio                                  Prior Portfolio Name                       Effective Date
--------------------------------------------------------------------------------------------------------------------
Franklin Growth and Income Securities Fund         Franklin Growth and Income Fund            May 1, 2000
Templeton Asset Strategy Fund                      Templeton Global Asset Allocation Fund     May 1, 2000
Templeton Developing Markets Securities Fund       Templeton Developing Markets Equity Fund   May 1, 2000
Templeton Growth Securities Fund                   Templeton Global Growth Fund               May 1, 2000
Templeton International Securities Fund            Templeton International Equity Fund        May 1, 2000
Templeton Pacific Growth Securities Fund           Templeton Pacific Growth Fund              May 1, 2000
Seligman Global Technology Portfolio               Seligman Global Technology Fund            May 1, 2001
Seligman Small Cap Value Portfolio                 Seligman Small Cap Value Fund              May 1, 2001
SP Jennison International Growth Portfolio         SP Jennison International Growth Fund      May 1, 2001
SP Strategic Partners Focused Growth Portfolio     SP Strategic Partners Focused Growth Fund  May 1, 2001
AZOA VIP Diversified Assets Fund                   USAllianz VIP Diversified Assets Fund      November 5, 2001
AZOA VIP Fixed Income Fund                         USAllianz VIP Fixed Income Fund            November 5, 2001
AZOA VIP Global Opportunities Fund                 USAllianz VIP Global Opportunities Fund    November 5, 2001
AZOA VIP Growth Fund                               USAllianz VIP Growth Fund                  November 5, 2001
AZOA VIP Money Market Fund                         USAllianz VIP Money Market Fund            November 5, 2001
USAZ Alger American Growth Fund                    USAllianz American Growth Fund             November 5, 2001
USAZ Alger Growth Fund                             USAllianz Strategic Growth Fund            November 5, 2001
USAZ Van Kampen Growth Fund                        USAllianz Capital Growth Fund              November 5, 2001
USAZ Van Kampen Growth and Income Fund             USAllianz Growth and Income Fund           November 5, 2001
USAZ Van Kampen Aggressive Growth Fund             USAllianz Aggressive Growth Fund           November 5, 2001
USAZ Van Kampen Comstock Fund                      USAllianz Comstock Fund                    November 5, 2001
Van Kampen LIT Emerging Growth Portfolio           Van Kampen LIT Emerging Growth             November 5, 2001

CONTRACTS IN ANNUITY PAYMENT PERIOD

Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return
(AIR) equal to the AIR of the specific contracts, either 3% or 5%. Charges to annuity reserves for mortality and risk expense are reimbursed to Preferred Life if the reserves required are less than originally estimated. If additional reserves are required, Preferred Life reimburses the account.

EXPENSES

ASSET BASED EXPENSES

A mortality and expense risk charge is deducted from the Variable Account on a daily basis. The charge is equal, on an annual basis, to 1.25% of the daily net assets of Valuemark II and 1.34% of the daily net assets of USAllianz Advantage and Valuemark IV.

An administrative charge is deducted from the Variable Account on a daily basis equal, on an annual basis, to 0.15% of the daily net assets of all products which comprise the Variable Account.

CONTRACT BASED EXPENSES

A contract maintenance charge is paid by the contract owner annually from each contract by liquidating contract units at the end of the contract year and at the time of full surrender. The amount of the charge is $30 each year. Contract maintenance charges deducted during the years ended December 31, 2001 and 2000 were $289,809 and $359,370, respectively. These contract charges are reflected in the Statements of Changes in Net Assets as other transactions.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPENSES (CONTINUED)

A contingent deferred sales charge is deducted from the contract value at the time of surrender. This charge applies only to a surrender of purchase payments received within five years of the date of surrender for Valuemark II contracts and within seven years of the date of surrender for USAllianz Advantage and Valuemark IV contracts. The amount of the contingent deferred sales charge is shown below.

                             Contingent Deferred Sales Charge
Years Since                  --------------------------------
Payment               Valuemark II     Valuemark IV        Advantage
-------               ------------     ------------        ---------
0-1                        5%               6%                6%
1-2                        5%               6%                6%
2-3                        4%               6%                6%
3-4                        3%               5%                5%
4-5                       1.5%              4%                4%
5-6                        0%               3%                3%
6-7                        0%               2%                2%

Total contingent deferred sales charges paid by the contract owners during the years ended December 31, 2001 and 2000 were $246,441 and $632,789, respectively.

On Valuemark II deferred annuity contracts, a systematic withdrawal plan is available which allows an owner to withdraw up to nine percent (9%) of purchase payments less prior surrenders annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The systematic withdrawal plan available to USAllianz Advantage and Valuemark IV deferred annuity contract owners allows up to fifteen percent (15%) of the contract value withdrawn annually, paid monthly or quarterly, without incurring a contingent deferred sales charge. The exercise of the systematic withdrawal plan in any contract year replaces the 15% penalty free privilege for that year for all deferred annuity contracts.

Currently, twelve transfers are permitted each contract year. Thereafter, the fee is $25 per transfer, or 2% of the amount transferred, if less. Currently, transfers associated with the dollar cost averaging program are not counted. Total transfer charges during years ended December 31, 2001 and 2000 were $4,400 and $6,330, respectively. Transfer charges are reflected in the Statement of Changes in Net Assets as other transactions. Net transfers (to)/from the Fixed Accounts were ($2,819,000) and ($1,006,130) for the years ended December 31, 2001 and 2000, respectively.

Premium taxes or other taxes payable to a state or other governmental entity will be charged against the contract values. Preferred Life may, at its sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right Preferred Life may have to deduct such amounts at a later date.

A rescission is defined as a contract that is returned to the company and canceled within the free-look period, generally within 10 days.

3. FEDERAL INCOME TAXES

Operations of the Variable Account form a part of, and are taxed with, operations of Preferred Life.

Preferred Life does not expect to incur any federal income taxes in the operation of the Variable Account. If, in the future, Preferred Life determines that the Variable Account may incur federal income taxes, it may then assess a charge against the Variable Account for such taxes.

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



4. PURCHASES AND SALES OF INVESTMENTS (IN THOUSANDS)

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2001 are as follows:

                                                    Cost of          Proceeds
Portfolio                                          Purchases        from Sales
--------                                           -----------    --------------
AIM V.I. Capital Appreciation Fund                  $       32                 0
AIM V.I. Growth Fund                                       286               915
AIM V.I. International Equity Fund                           1                 0
AIM V.I. Value Fund                                         73                 2
Alger American Growth Portfolio                            283               423
Alger American Leveraged AllCap Portfolio                  102               306
Alger American MidCap Growth Portfolio                      34                 0
Alger American Small Capitalization Portfolio                1                 0
Davis VA Financial Portfolio                               243                 4
Davis VA Real Estate Portfolio                              17                 1
Davis VA Value Portfolio                                    17                 0
Franklin Aggressive Growth Securities Fund                 174               291
Franklin Global Communications Securities Fund           7,305             9,530
Franklin Global Health Care Securities Fund                954               998
Franklin Growth and Income Securities Fund               6,303            14,027
Franklin High Income Fund                                3,220             6,057
Franklin Income Securities Fund                          5,917            10,317
Franklin Large Cap Growth Securities Fund                5,986             6,967
Franklin Money Market Fund                              20,360            26,704
Franklin Natural Resources Securities Fund                 112             1,156
Franklin Real Estate Fund                                  438             2,157
Franklin Rising Dividends Securities Fund                3,206             6,914
Franklin S&P 500 Index Fund                              1,286               765
Franklin Small Cap Fund                                    704             3,312
Franklin Technology Securities Fund                        677               620
Franklin U.S. Government Fund                            4,513             9,506
Franklin Value Securities Fund                             866               446
Franklin Zero Coupon Fund 2005                             775             1,463
Franklin Zero Coupon Fund 2010                           1,208               900
J.P. Morgan International Opportunities Portfolio            7                 0
J.P. Morgan U.S. Disciplined Equity Portfolio               17                 3
Mutual Discovery Securities  Fund                        1,852             1,701
Mutual Shares Securities  Fund                           2,896             3,636
Oppenheimer Global Securities Fund/VA                       57                 0
Oppenheimer High Income Fund/VA                              7                 0
Oppenheimer Main Street Growth & Income Fund/VA            127                 0
PIMCO VIT High Yield Bond Portfolio                        235                 0
PIMCO VIT StocksPLUS Growth and Income Portfolio            50                 0
PIMCO VIT Total Return Bond Portfolio                       49                 0
SP Jennison International Growth Portfolio                 522               523
SP Strategic Partners Focused Growth Portfolio             208                 1
Seligman Global Technology Portfolio                        14                 0
Seligman Small-Cap Value Portfolio                          13                 0

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



4. PURCHASES AND SALES OF INVESTMENTS (IN THOUSANDS) (CONTINUED)

                                                    Cost of          Proceeds
Portfolio                                          Purchases        from Sales
--------                                           -----------    --------------
Templeton Asset Strategy Fund                           $  217               889
Templeton Developing Markets Securities Fund               168               893
Templeton Global Income Securities Fund                    288             1,971
Templeton Growth Securities Fund                         4,798             6,152
Templeton International Securities Fund                 26,039            23,157
Templeton International Smaller Companies Fund             293               312
Templeton Pacific Growth Securities Fund                 4,439             7,352
Van Kampen LIT Enterprise Portfolio                          0                 0
Van Kampen LIT Growth and Income Portfolio                  26                 0
Van Kampen Emerging Growth Portfolio                        64                 0
USAZ Alger American Growth Fund                             58                18
USAZ Alger Growth Fund                                      16                 0
USAZ Van Kampen Growth Fund                                 34                 0
USAZ Van Kampen Growth and Income Fund                      39                 0
USAZ Van Kampen Aggressive Growth Fund                      49                 0
USAZ Van Kampen Comstock Fund                              142                 0
USAZ Alliance Capital Technology Fund                      237               174
USAZ Alliance Capital Large Cap Growth Fund                166                 0
USAZ Alliance Capital Growth and Income Fund               268                16
USAZ PIMCO Value Fund                                       26                 0
USAZ PIMCO Renaissance Fund                                257                14
USAZ PIMCO Growth and Income Fund                           38                 0
USAZ Templeton Developed Markets Fund                        0                 0
AZOA VIP Diversified Assets Fund                            10                16
AZOA VIP Fixed Income Fund                                 367               261
AZOA VIP Global Opportunities Fund                          15                 6
AZOA VIP Growth Fund                                        23                31
AZOA VIP Money Market Fund                               4,899             3,519

PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS)

Transactions in units for each fund for the years ended December 31, 2001 and 2000 were as follows.

                                                                                         AIM V.I.
                                                  AIM V.I. CAPITAL      AIM V.I.      INTERNATIONAL       AIM V.I.
                                                  APPRECIATION FUND    GROWTH FUND      EQUITY FUND      VALUE FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                     4        -        6       26       -        -         7       -
 Transfers between funds                               -        -      (35)     461       -        -         2       -
 Surrenders and terminations                           -        -      (64)    (137)      -        -         -       -
 Rescissions                                           -        -        -        -       -        -         -       -
 Other transactions                                    -        -        -        -       -        -         -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                         4       -      (93)     350       -        -         9       -
=============================================================================================================================


                                                                     ALGER AMERICAN   ALGER AMERICAN   ALGER AMERICAN SMALL
                                                   ALGER AMERICAN       LEVERAGED         MIDCAP          CAPITALIZATION
                                                  GROWTH PORTFOLIO  ALLCAP PORTFOLIO GROWTH PORTFOLIO       PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                      -        15       -        18        3        -        -       -
 Transfers between funds                              (20)      145     (12)      102        -        -        -       -
 Surrenders and terminations                          (16)      (45)    (17)      (11)       -        -        -       -
 Rescissions                                            -         -       -         -        -        -        -       -
 Other transactions                                     -         -       -         -        -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                       (36)      115     (29)      109        3        -        -       -
=============================================================================================================================


                                                      DAVIS VA          DAVIS VA         DAVIS VA    FRANKLIN AGGRESSIVE
                                                     FINANCIAL        REAL ESTATE         VALUE            GROWTH
                                                     PORTFOLIO         PORTFOLIO         PORTFOLIO     SECURITIES FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                      1        -        1        -        27        -         -        1
 Transfers between funds                                -        -        -        -         -        -       (10)      63
 Surrenders and terminations                            -        -        -        -         -        -        (4)      (3)
 Rescissions                                            -        -        -        -         -        -         -        -
 Other transactions                                     -        -        -        -         -        -         -        -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                         1       -        1       -        27       -       (14)     61
=============================================================================================================================


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)


                                                   FRANKLIN GLOBAL    FRANKLIN GLOBAL   FRANKLIN GROWTH    FRANKLIN
                                                   COMMUNICATIONS      HEALTH CARE       AND INCOME          HIGH
                                                   SECURITIES FUND    SECURITIES FUND  SECURITIES FUND    INCOME FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                      4       15       4       12       10       12        7       6
 Transfers between funds                             (121)       9     (15)     140      (32)    (210)     (26)   (115)
 Surrenders and terminations                         (304)    (452)    (18)     (17)    (408)    (767)    (243)   (321)
 Rescissions                                            -        -      (2)       -        -       (1)      (4)      -
 Other transactions                                    (1)      (1)      -        -       (1)      (1)       -      (1)
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                      (422)    (429)    (31)     135     (431)    (967)    (266)   (431)
=============================================================================================================================


                                                   FRANKLIN INCOME FRANKLIN LARGE CAP   FRANKLIN     FRANKLIN NATURAL
                                                      SECURITIES        GROWTH            MONEY          RESOURCES
                                                         FUND      SECURITIES FUND     MARKET FUND    SECURITIES FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                     20        8       7       25       10        9        1       3
 Transfers between funds                              (18)    (181)    (50)     202       42      390      (23)      8
 Surrenders and terminations                         (308)    (583)   (266)    (271)    (490)    (595)     (54)    (53)
 Rescissions                                            -        -       -        -        -       (1)       -       -
 Other transactions                                    (1)      (2)     (1)      (1)      (1)      (1)       -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                      (307)    (758)   (310)     (45)    (439)    (198)     (76)    (42)
=============================================================================================================================


                                                                    FRANKLIN RISING
                                                     FRANKLIN           DIVIDENDS    FRANKLIN S&P 500    FRANKLIN
                                                  REAL ESTATE FUND   SECURITIES FUND    INDEX FUND     SMALL CAP FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                      1        3      19       17       25       31        6      17
 Transfers between funds                              (16)     (13)     19     (206)      88      194      (22)    136
 Surrenders and terminations                          (53)    (103)   (259)    (530)     (53)     (30)    (109)   (164)
 Rescissions                                            -        -      (1)       -        -        -        -       -
 Other transactions                                     -        -      (1)      (1)       -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                       (68)    (113)   (223)    (720)      60      195     (125)    (11)
=============================================================================================================================


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

                                                       FRANKLIN                                           FRANKLIN
                                                     TECHNOLOGY        FRANKLIN U.S.  FRANKLIN VALUE     ZERO COUPON
                                                   SECURITIES FUND   GOVERNMENT FUND  SECURITIES FUND     FUND 2000
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                      -         6      34        8        1        4        -       -
 Transfers between funds                                4        64      29     (193)      61       31        -       -
 Surrenders and terminations                          (11)       (5)   (404)    (586)     (22)     (13)       -       -
 Rescissions                                            -         -       -        -        -        -        -       -
 Other transactions                                     -         -      (1)      (1)       -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                        (7)       65    (342)    (772)      40       22        -       -
=============================================================================================================================


                                                                                        J.P. MORGAN     J.P. MORGAN
                                                    FRANKLIN ZERO     FRANKLIN ZERO   INTERNATIONAL   U.S. DISCIPLINED
                                                       COUPON             COUPON       OPPORTUNITIES       EQUITY
                                                      FUND 2005         FUND 2010        PORTFOLIO        PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                      1        -       1        -        -        -        2       -
 Transfers between funds                                9       25      12      (14)       1        -        -       -
 Surrenders and terminations                          (49)     (54)    (17)     (49)       -        -        -       -
 Rescissions                                            -        -       -        -        -        -        -       -
 Other transactions                                     -        -       -        -        -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                       (39)     (29)     (4)     (63)       1        -        2       -
=============================================================================================================================


                                                  MUTUAL DISCOVERY    MUTUAL SHARES   OPPENHEIMER GLOBAL  OPPENHEIMER HIGH
                                                   SECURITIES FUND   SECURITIES FUND  SECURITIES FUND/VA   INCOME FUND/VA
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                      3        9       7       11        6        -        1       -
 Transfers between funds                               (1)      36      51     (101)       -        -        -       -
 Surrenders and terminations                          (83)    (165)   (198)    (418)       -        -        -       -
 Rescissions                                            -        -       -        -        -        -        -       -
 Other transactions                                     -        -      (1)      (1)       -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                       (81)    (120)   (141)    (509)       6        -        1       -
=============================================================================================================================


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

                                                   OPPENHEIMER                         PIMCO VIT
                                                   MAIN STREET        PIMCO VIT        STOCKSPLUS         PIMCO VIT
                                                    GROWTH &          HIGH YIELD       GROWTH AND        TOTAL RETURN
                                                  INCOME FUND/VA    BOND PORTFOLIO  INCOME PORTFOLIO    BOND PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                    15        -       -        -         1        -         2       -
 Transfers between funds                               -        -       5        -         5        -        20       -
 Surrenders and terminations                           -        -       -        -         -        -         -       -
 Rescissions                                           -        -       -        -         -        -         -       -
 Other transactions                                    -        -       -        -         -        -         -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                       15        -       5        -         6        -        22       -
=============================================================================================================================


                                                                      SP STRATEGIC     SELIGMAN
                                                     SP JENNISON        PARTNERS         GLOBAL         SELIGMAN
                                                    INTERNATIONAL       FOCUSED        TECHNOLOGY       SMALL-CAP
                                                  GROWTH PORTFOLIO  GROWTH PORTFOLIO    PORTFOLIO     VALUE PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                     -        -       -        -        2        -        -       -
 Transfers between funds                               -        -      32        -        -        -        1       -
 Surrenders and terminations                           -        -       -        -        -        -        -       -
 Rescissions                                           -        -       -        -        -        -        -       -
 Other transactions                                    -        -       -        -        -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------

 Total Net Contract Transactions                       -        -      32        -        2        -        1       -
=============================================================================================================================


                                                     TEMPLETON         TEMPLETON        TEMPLETON        TEMPLETON
                                                       ASSET      DEVELOPING MARKETS  GLOBAL INCOME       GROWTH
                                                    STRATEGY FUND   SECURITIES FUND  SECURITIES FUND   SECURITIES FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                      -        1       2       14        3        3        8      28
 Transfers between funds                              (23)     (17)    (22)     (44)     (19)     (28)     (51)     (1)
 Surrenders and terminations                          (43)     (47)    (71)    (162)     (88)    (152)    (252)   (558)
 Rescissions                                            -        -       -        -        -        -        -      (1)
 Other transactions                                     -        -       -        -        -        -       (1)     (1)
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                       (66)     (63)    (91)    (192)    (104)    (177)    (296)   (533)
=============================================================================================================================


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

                                                                      TEMPLETON
                                                    TEMPLETON       INTERNATIONAL        TEMPLETON      VAN  KAMPEN LIT
                                                   INTERNATIONAL       SMALLER        PACIFIC GROWTH      ENTERPRISE
                                                 SECURITIES FUND    COMPANIES FUND    SECURITIES FUND     PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                      5       12       -        7        -        2        -       -
 Transfers between funds                               76       (9)      4       (7)    (375)     (77)       -       -
 Surrenders and terminations                         (295)    (514)    (14)     (22)     (22)    (186)       -       -
 Rescissions                                            -       (1)      -        -        -        -        -       -
 Other transactions                                    (1)      (1)      -        -        -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                      (215)    (513)    (10)     (22)    (397)    (261)       -       -
=============================================================================================================================


                                                   VAN KAMPEN LIT  VAN KAMPEN USAZ
                                                     GROWTH AND        EMERGING        ALGER AMERICAN    USAZ ALGER
                                                  INCOME PORTFOLIO  GROWTH PORTFOLIO    GROWTH FUND      GROWTH FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                     2        -        2        -        -        -        -       -
 Transfers between funds                               -        -        6        -        5        -        -       -
 Surrenders and terminations                           -        -        -        -        -        -        -       -
 Rescissions                                           -        -        -        -        -        -        -       -
 Other transactions                                    -        -        -        -        -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                        2        -        8        -        5        -        -       -
=============================================================================================================================


                                                                    USAZ VAN KAMPEN  USAZ VAN KAMPEN
                                                   USAZ VAN KAMPEN    GROWTH AND       AGGRESSIVE    USAZ VAN KAMPEN
                                                     GROWTH FUND      INCOME FUND      GROWTH FUND      COMSTOCK FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                     -        -        1        -         1       -         2       -
 Transfers between funds                               3        -        3        -         5       -        14       -
 Surrenders and terminations                           -        -        -        -         -       -         -       -
 Rescissions                                           -        -        -        -         -       -         -       -
 Other transactions                                    -        -        -        -         -       -         -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                        3        -        4        -         6       -        16       -
=============================================================================================================================


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

                                                                   USAZ ALLIANCE
                                                   USAZ ALLIANCE      CAPITAL        USAZ ALLIANCE
                                                      CAPITAL         LARGE CAP      CAPITAL GROWTH      USAZ PIMCO
                                                  TECHNOLOGY FUND     GROWTH FUND    AND INCOME FUND     VALUE FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                     -       -       -        -         3        -        -       -
 Transfers between funds                               6       -      15        -        23        -        1       -
 Surrenders and terminations                           -       -       -        -        (1)       -        -       -
 Rescissions                                           -       -       -        -         -        -        -       -
 Other transactions                                    -       -       -        -         -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                         6       -       15       -        25       -         1     -
=============================================================================================================================


                                                                     USAZ PIMCO     USAZ TEMPLETON       AZOA VIP
                                                     USAZ PIMCO      GROWTH AND        DEVELOPED        DIVERSIFIED
                                                  RENAISSANCE FUND   INCOME FUND      MARKETS FUND      ASSETS FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract Transactions
 Purchase payments                                      3        -       -        -        -        -        -       -
 Transfers between funds                               22        -       4        -        -        -       (1)     41
 Surrenders and terminations                           (1)       -       -        -        -        -       (1)    (22)
 Rescissions                                            -        -       -        -        -        -        -       -
 Other transactions                                     -        -       -        -        -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                        24        -       4        -        -        -       (2)     19
=============================================================================================================================


                                                   AZOA VIP FIXED    AZOA VIP GLOBAL     AZOA VIP         AZOA VIP
                                                     INCOME FUND   OPPORTUNITIES FUND   GROWTH FUND   MONEY MARKET FUND
-----------------------------------------------------------------------------------------------------------------------------
                                                    2001    2000     2001     2000     2001    2000     2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                      -       10       -        -         -        1       86       -
 Transfers between funds                                9        4       1        -        (1)      17       66       -
 Surrenders and terminations                           (1)       -       -        -         -       (3)     (19)      -
 Rescissions                                            -        -       -        -         -        -        -       -
 Other transactions                                     -        -       -        -         -        -        -       -
-----------------------------------------------------------------------------------------------------------------------------


Total Net Contract Transactions                         8       14       1       -        (1)      15      133      -
=============================================================================================================================


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



5. CONTRACT TRANSACTIONS- ALL PRODUCTS ACCUMULATION UNIT ACTIVITY (IN THOUSANDS) (CONTINUED)

                                                                                                            TOTAL
                                                                                                          ALL FUNDS
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        2001     2000
-----------------------------------------------------------------------------------------------------------------------------
Contract transactions
 Purchase payments                                                                                         357     334
 Transfers between funds                                                                                  (249)    852
 Surrenders and terminations                                                                            (4,258) (7,038)
 Rescissions                                                                                                (7)     (4)
 Other transactions                                                                                        (10)    (12)
-----------------------------------------------------------------------------------------------------------------------------

Total Net Contract Transactions                                                                         (4,167) (5,868)
=============================================================================================================================


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001



6. FINANCIAL HIGHLIGHTS

A summary of units outstanding, unit values, net assets, investment income ratio, and total return for variable life contracts and the expense ratios, excluding expenses of the underlying funds, for the period ended December 31, 2001 follows:

                                               AT DECEMBER 31                 FOR THE PERIOD ENDED DECEMBER 31, 2001
                              --------------------------------------------   -------------------------------------------------
                                     UNITS    UNIT FAIR VALUE                 INVESTMENT  EXPENSE RATIO     TOTAL RETURN
                                 OUTSTANDING     LOWEST TO      NET ASSETS      INCOME      LOWEST TO        LOWEST TO
                                  (THOUSANDS)      HIGHEST     (THOUSANDS)      RATIO        HIGHEST*         HIGHEST**
                              --------------------------------------------   -------------------------------------------------
AIM V.I. Capital Appreciation Fund       4   $6.76 to $6.76         29            0.00%  1.49% to 1.49%    -26.63% to -26.63%
AIM V.I. Growth Fund                   290   $5.65 to $5.67      1,644            0.19%  1.40% to 1.49%    -34.87% to -34.81%
AIM V.I. International Equity Fund      0    $5.88 to $5.88          1            0.00%  1.49% to 1.49%    -25.59% to -25.59%
AIM V.I. Value Fund                      9   $7.43 to $7.43         67            0.00%  1.49% to 1.49%    -16.50% to -16.50%
Alger American Growth Portfolio        121   $7.97 to $7.98        967            0.26%  1.40% to 1.49%    -13.13% to -13.05%
Alger American Leveraged
   AllCap Portfolio                     97   $7.46 to $7.47        725            0.00%  1.40% to 1.49%    -17.18% to -17.10%
Alger American MidCap Growth Portfolio   3   $9.92 to $9.92         35            0.00%  1.49% to 1.49%      -7.52% to -7.52%
Alger American Small
   Capitalization Portfolio              0   $5.07 to $5.07          1            0.00%  1.49% to 1.49%    -25.75% to -25.75%
Davis VA Financial Portfolio             1  $11.75 to $11.75        17            0.00%  1.49% to 1.49%      -7.34% to -7.34%
Davis VA Real Estate Portfolio           1  $13.02 to $13.02        16            0.00%  1.49% to 1.49%        6.49% to 6.49%
Davis VA Value Portfolio                27   $9.63 to $9.63        256            2.00%  1.49% to 1.49%    -10.83% to -10.83%
Franklin Aggressive Growth
   Securities Fund                      47   $5.71 to $5.73        270            0.00%  1.40% to 1.49%    -23.95% to -23.76%
Franklin Global Communications
   Securities Fund                   1,249  $17.66 to $17.98    22,421            0.08%  1.40% to 1.49%    -30.45% to -30.23%
Franklin Global Health Care
   Securities Fund                     171  $13.86 to $14.01     2,391            0.16%  1.40% to 1.49%    -14.62% to -14.39%
Franklin Growth and Income
   Securities Fund                   1,862  $28.85 to $29.39    54,683            0.32%  1.40% to 1.49%      -3.73% to -3.39%
Franklin High Income Fund              640  $18.12 to $18.43    11,790           17.55%  1.40% to 1.49%        2.63% to 2.81%
Franklin Income Securities Fund      1,240  $28.06 to $28.60    35,416            7.29%  1.40% to 1.49%      -0.74% to -0.43%
Franklin Large Cap Growth
   Securities Fund                   1,046  $18.21 to $18.45    19,275            0.58%  1.40% to 1.49%    -12.74% to -12.50%
Franklin Money Market Fund           1,060  $15.73 to $15.91    16,863            4.11%  1.40% to 1.49%        2.36% to 2.46%
Franklin Natural Resources
   Securities Fund                     164  $11.69 to $11.90     1,945            0.90%  1.40% to 1.49%    -20.59% to -20.26%
Franklin Real Estate Fund              288  $29.12 to $29.68     8,554            4.27%  1.40% to 1.49%        6.28% to 6.67%
Franklin Rising Dividends
   Securities Fund                   1,338  $24.81 to $25.27     33,771           0.09%  1.40% to 1.49%      11.88% to 12.31%
Franklin S&P 500 Index Fund            304   $8.11 to $8.17      2,507            0.95%  1.40% to 1.49%    -14.12% to -13.54%
Franklin Small Cap Fund                673  $19.75 to $20.01    13,456            0.53%  1.40% to 1.49%    -16.51% to -16.20%
Franklin Technology Securities Fund     58   $5.20 to $5.23        306            0.00%  1.40% to 1.49%    -30.73% to -30.41%
Franklin U.S. Government Fund        1,769  $21.32 to $21.73    38,406            7.33%  1.40% to 1.49%        5.77% to 6.11%
Franklin Value Securities Fund         148  $10.64 to $10.76     1,587            0.50%  1.40% to 1.49%      12.10% to 12.61%
Franklin Zero Coupon Fund 2005         196  $27.35 to $27.67     5,403            6.63%  1.40% to 1.49%        7.31% to 7.41%
Franklin Zero Coupon Fund 2010         137  $29.12 to $29.46     4,020            7.44%  1.40% to 1.49%        4.05% to 4.15%
J.P. Morgan International
   Opportunities Portfolio               1    $7.04 to $7.04         7            0.00%  1.49% to 1.49%    -19.91% to -19.91%
J.P. Morgan U.S. Disciplined
   Equity Portfolio                      2    $8.05 to $8.05        13            0.00%  1.49% to 1.49%    -15.40% to -15.40%
Mutual Discovery Securities  Fund      644  $14.62 to $14.77     9,514            2.12%  1.40% to 1.49%      -1.26% to -1.01%
Mutual Shares Securities  Fund       1,371  $15.55 to $15.69    21,507            2.00%  1.40% to 1.49%        5.45% to 5.81%
Oppenheimer Global
   Securities Fund/VA                    6   $8.99 to $8.99         52            0.00%  1.49% to 1.49%    -13.52% to -13.52%
Oppenheimer High Income Fund/VA          1   $9.57 to $9.57          7            0.00%  1.49% to 1.49%      -5.18% to -5.18%
Oppenheimer Main Street
   Growth & Income Fund/VA              16   $8.33 to $8.33        129            0.00%  1.49% to 1.49%    -12.76% to -12.76%


PREFERRED LIFE VARIABLE ACCOUNT C
OF PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)

December 31, 2001




6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                               AT DECEMBER 31                 FOR THE PERIOD ENDED DECEMBER 31, 2001
                              --------------------------------------------   -------------------------------------------------
                                     UNITS    UNIT FAIR VALUE                 INVESTMENT  EXPENSE RATIO     TOTAL RETURN
                                 OUTSTANDING     LOWEST TO      NET ASSETS      INCOME      LOWEST TO        LOWEST TO
                                  (THOUSANDS)      HIGHEST     (THOUSANDS)      RATIO        HIGHEST*         HIGHEST**
                              --------------------------------------------   -------------------------------------------------
PIMCO VIT High Yield Bond Portfolio      5    $9.56 to $9.83         50          16.67%  1.40% to 1.49%      -1.76% to -1.68%
PIMCO VIT StocksPLUS Growth
   and Income Portfolio                  6    $8.25 to $8.59         50          14.29%  1.40% to 1.49%    -14.14% to -14.07%
PIMCO VIT Total Return Bond Portfolio   22  $10.70 to $11.39        232           3.70%  1.40% to 1.49%        6.86% to 6.95%
SP Jennison International
   Growth Portfolio                      0    $5.36 to $5.36          2           0.00%  1.40% to 1.49%    -36.88% to -36.82%
SP Strategic Partners Focused
   Growth Portfolio                     32    $6.60 to $6.61        211           0.00%  1.40% to 1.49%    -16.98% to -16.90%
Seligman Global Technology Portfolio     2    $5.89 to $5.89         12           0.00%  1.49% to 1.49%    -29.31% to -29.31%
Seligman Small-Cap Value Portfolio       1  $16.62 to $16.62         14           0.00%  1.49% to 1.49%      19.88% to 19.88%
Templeton Asset Strategy Fund          104  $12.32 to $12.50      1,298           1.54%  1.40% to 1.49%    -11.28% to -10.98%
Templeton Developing Markets
   Securities Fund                     345    $7.59 to $7.68      2,650           1.07%  1.40% to 1.49%      -9.45% to -9.36%
Templeton Global Income
   Securities Fund                     267  $16.97 to $17.30      4,619           3.78%  1.40% to 1.49%        0.72% to 1.11%
Templeton Growth Securities Fund     1,122  $18.79 to $19.07     21,373           2.15%  1.40% to 1.49%      -2.78% to -2.37%
Templeton International
   Securities Fund                   1,321  $17.64 to $17.93     23,683           3.27%  1.40% to 1.49%    -17.24% to -16.93%
Templeton International
   Smaller Companies Fund               79  $10.64 to $10.74        851           3.76%  1.40% to 1.49%      -4.08% to -3.85%
Van Kampen LIT Enterprise Portfolio      -    $6.82 to $6.82          -           0.00%  1.49% to 1.49%    -21.33% to -21.33%
Van Kampen LIT Growth
   and Income Portfolio                  2  $11.17 to $11.17        25            0.00%  1.49% to 1.49%      -2.66% to -2.66%
Van Kampen Emerging Growth Portfolio1    8   $8.21 to $8.22         66            0.00%  1.40% to 1.49%    -18.60% to -18.55%
USAZ Alger American Growth Fund1         4   $9.13 to $9.13         34            0.00%  1.40% to 1.49%      -8.71% to -8.66%
USAZ Alger Growth Fund1                  2   $9.18 to $9.18         16            0.00%  1.40% to 1.49%      -8.22% to -8.16%
USAZ Van Kampen Growth Fund1             4   $9.51 to $9.52         36            0.00%  1.40% to 1.49%      -4.85% to -4.80%
USAZ Van Kampen Growth
   and Income Fund1                      4   $9.66 to $9.67         40            0.00%  1.40% to 1.49%      -3.38% to -3.32%
USAZ Van Kampen Aggressive
   Growth Fund1                          6   $8.02 to $8.02         50            0.00%  1.40% to 1.49%    -19.80% to -19.75%
USAZ Van Kampen Comstock Fund1          15   $9.34 to $9.35        143            0.00%  1.40% to 1.49%      -6.56% to -6.51%
USAZ Alliance Capital
   Technology Fund2                      6  $10.74 to $10.75        67            0.00%  1.40% to 1.49%        7.45% to 7.47%
USAZ Alliance Capital Large
   Cap Growth Fund2                     16  $10.52 to $10.53       171            0.00%  1.40% to 1.49%        5.26% to 5.27%
USAZ Alliance Capital Growth
   and Income Fund2                     25  $10.44 to $10.44       260            0.00%  1.40% to 1.49%        4.43% to 4.44%
USAZ PIMCO Value Fund2                   3  $10.94 to $10.94        28            0.00%  1.40% to 1.49%        9.38% to 9.39%
USAZ PIMCO Renaissance Fund2            24  $10.99 to $11.00       260            0.00%  1.40% to 1.49%        9.95% to 9.97%
USAZ PIMCO Growth and Income Fund2       4  $10.14 to $10.14        39            0.00%  1.40% to 1.49%        1.40% to 1.41%
USAZ Templeton Developed Markets Fund2   -  $10.23 to $10.23         -            0.00%  1.40% to 1.49%        2.27% to 2.28%
AZOA VIP Diversified Assets Fund        19  $10.17 to $10.19       189            3.76%  1.40% to 1.49%      -1.91% to -1.82%
AZOA VIP Fixed Income Fund              23  $11.37 to $11.39       263            5.69%  1.40% to 1.49%        5.94% to 6.04%
AZOA VIP Global Opportunities Fund       1    $6.31 to $7.57         8            0.00%  1.40% to 1.49%    -24.36% to -24.30%
AZOA VIP Growth Fund                    14    $7.60 to $7.61       107            0.88%  1.40% to 1.49%    -19.93% to -19.86%
AZOA VIP Money Market Fund             132  $10.16 to $10.56     1,372            2.44%  1.40% to 1.49%        1.50% to 1.59%

The unit values, expense ratios, and total returns are presented in ranges representing the various contracts offered by the Variable Account and allocating payments to each sub account.

*  Annualized
** Total return does not reflect payment of sales charge.
1. Period from May 1, 2001 (fund commencement) to December 31, 2001.
2. Period from November 5, 2001 (fund commencement) to December 31, 2001.



58

                        PREFERRED LIFE INSURANCE COMPANY
                                   OF NEW YORK
                              Financial Statements

                           December 31, 2001 and 2000

                                        ----------------------------------------

Independent Auditors' Report

THE BOARD OF DIRECTORS
PREFERRED LIFE INSURANCE COMPANY OF NEW YORK:


We have audited the accompanying balance sheets of Preferred Life Insurance Company of New York as of December 31, 2001 and 2000, and the related statements of income, comprehensive income (loss), stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Life Insurance Company of New York as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



January 16, 2002


                                        1
-----------------------------------------



PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Balance Sheets
DECEMBER 31, 2001 AND 2000
(IN THOUSANDS EXCEPT SHARE DATA)

ASSETS                                                                                2001             2000
                                                                                  -------------------------
Investments:
   Fixed maturity securities, at market ........................................  $ 66,526           55,055
   Securities held under agreements to repurchase, at market ...................    10,611                0
   Equity securities, at market ................................................     1,435            2,215
   Short-term securities .......................................................     3,390            2,256
   Policy loans ................................................................         0                1
                                                                                  -------------------------
        Total investments ......................................................    81,962           59,527
Cash ...........................................................................     8,383            8,841
Receivables ....................................................................     2,441
                                                                                                      3,509
Reinsurance recoverables:
   Recoverable on future benefit reserves ......................................     1,898            1,917
   Recoverable on unpaid claims ................................................     4,624            4,593
   Receivable on paid claims ...................................................       549            1,728
Deferred acquisition costs .....................................................    15,408           16,730
Other assets ...................................................................     1,063            1,559
                                                                                  -------------------------
        Assets, exclusive of separate account assets ...........................   116,328           98,404
Separate account assets ........................................................   366,260          470,577
                                                                                  -------------------------
        Total assets ...........................................................  $482,588          568,981
                                                                                  =========================


          See accompanying notes to consolidated financial statements.


                                        2
                                        ----------------------------------------


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Balance Sheets
DECEMBER 31, 2001 AND 2000
(IN THOUSANDS EXCEPT SHARE DATA)


LIABILITIES AND STOCKHOLDER'S EQUITY                                                  2001             2000
                                                                                  -------------------------
Liabilities:
   Future benefit reserves:
     Life ......................................................................  $  3,028            3,032
     Annuity ...................................................................    17,954            9,542
   Policy and contract claims ..................................................    15,919           17,062
   Securities held under agreements to repurchase ..............................    10,587                0
   Deferred income taxes .......................................................     5,152            5,216
   Unearned premiums ...........................................................       470              551
   Other policyholder funds ....................................................       342              228
   Reinsurance payable .........................................................       298            1,158
   Accrued expenses ............................................................       514              147
   Commissions due and accrued .................................................       366              513
   Payable to parent ...........................................................     1,180              858
   Amounts drawn in excess of bank balances ....................................     1,019            3,709
   Other liabilities ...........................................................     1,007            1,719
                                                                                  -------------------------
        Liabilities, exclusive of separate account liabilities .................    57,836           43,735
Separate account liabilities ...................................................   366,260          470,577
                                                                                  -------------------------
        Total liabilities ......................................................   424,096          514,312
Stockholder's equity:
   Common stock, $10 par value; 200,000 shares
     authorized, issued and outstanding ........................................     2,000            2,000
   Additional paid-in capital ..................................................    15,500           15,500
   Retained earnings ...........................................................    39,743           36,862
   Accumulated other comprehensive income ......................................     1,249              307
                                                                                  -------------------------
        Total stockholder's equity .............................................    58,492           54,669
Commitments and contingencies (notes 5 and 10)
                                                                                  -------------------------
   Total liabilities and stockholder's equity ..................................  $482,588          568,981
                                                                                  =========================


          See accompanying notes to consolidated financial statements.


                                        3
-----------------------------------------


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Statement of Income

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS)

                                                                          2001                 2000                 1999
                                                                      --------------------------------------------------
Revenue:
   Life insurance premiums .......................................... $  3,432                3,390                4,486
   Annuity considerations ...........................................    6,308                9,059               11,011
   Accident and health premiums .....................................   10,254               11,563               23,803
                                                                      --------------------------------------------------
        Total premiums and considerations ...........................   19,994               24,012               39,300
   Premiums ceded ...................................................    4,894                5,487               12,357
                                                                      --------------------------------------------------
        Net premiums and considerations .............................   15,100               18,525               26,943
   Investment income, net ...........................................    4,266                3,565                2,739
   Realized investment (losses) gains ...............................     (451)                 (64)                  58
   Other income .....................................................      645                  826                  110
                                                                      --------------------------------------------------
        Total revenue ...............................................   19,560               22,852               29,850
                                                                      --------------------------------------------------
Benefits and expenses:
   Life insurance benefits ..........................................    2,616                1,599                1,039
   Annuity benefits .................................................    1,276                1,213                  382
   Accident and health insurance benefits ...........................    5,747                1,818               19,462
                                                                      --------------------------------------------------
        Total benefits ..............................................    9,639                4,630               20,883
   Benefit recoveries ...............................................    3,830                  206               11,242
                                                                      --------------------------------------------------
        Net benefits ................................................    5,809                4,424                9,641
   Commissions and other agent compensation .........................    2,221                2,171                4,590
   General and administrative expenses ..............................    6,360                4,933                4,089
   Taxes, licenses and fees .........................................      108                  637                  840
   Change in deferred acquisition costs, net ........................    1,250                6,021               10,636
                                                                      --------------------------------------------------
        Total benefits and expenses .................................   15,748               18,186               29,796
                                                                      --------------------------------------------------
        Income from operations before
          income taxes ..............................................    3,812                4,666                   54
                                                                      --------------------------------------------------
Income tax expense (benefit):
   Current ..........................................................    1,517                1,421                1,913
   Deferred .........................................................     (586)              (2,502)              (1,922)
                                                                      --------------------------------------------------
        Total income tax expense (benefit) ..........................      931               (1,081)                  (9)
                                                                      --------------------------------------------------
        Net income .................................................. $  2,881                5,747                   63
                                                                      ==================================================


          See accompanying notes to consolidated financial statements.



                                        4
                                        ----------------------------------------



PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Statements of Comprehensive Income (Loss)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS)

                                                                           2001                2000                 1999
                                                                      --------------------------------------------------
Net income........................................................... $  2,881                5,747                   63
                                                                      --------------------------------------------------
Other comprehensive income (loss):
   Unrealized gains (losses) on fixed maturity and
      equity securities:
     Unrealized holding gains (losses) arising during the
        period net of tax of $349 in 2001, $843 in 2000 and
        $(1,182) in 1999.............................................      649                1,564               (2,194)
     Reclassification adjustment for realized losses (gains)
        included in net income, net of tax benefit (expense) of
        $158 in 2001, $22 in 2000, and $(20) in 1999.................      293                   42                  (38)
                                                                      --------------------------------------------------
        Total other comprehensive income (loss)......................      942                1,606               (2,232)
                                                                      --------------------------------------------------
        Total comprehensive income (loss)............................ $  3,823                7,353               (2,169)
                                                                      ==================================================



          See accompanying notes to consolidated financial statements.


                                        5
-----------------------------------------


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Statements of Stockholder's Equity

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS)

                                                                          2001                 2000                 1999
                                                                      --------------------------------------------------
Common stock:
   Balance at beginning and end of year.............................. $  2,000                2,000                2,000
                                                                      --------------------------------------------------
Additional paid-in capital:
   Balance at beginning and end of year..............................   15,500               15,500               15,500
                                                                      --------------------------------------------------
Retained earnings:
   Balance at beginning of year......................................   36,862               31,115               31,052
   Net income........................................................    2,881                5,747                   63
                                                                      --------------------------------------------------
   Balance at end of year............................................   39,743               36,862               31,115
                                                                      --------------------------------------------------
Accumulated other comprehensive income (loss):
   Balance at beginning of year......................................      307               (1,299)                 933
   Net unrealized gain (loss) during the year,
     net of deferred federal income taxes............................      942                1,606               (2,232)
                                                                      --------------------------------------------------
   Balance at end of year............................................    1,249                  307               (1,299)
                                                                      --------------------------------------------------
        Total stockholder's equity................................... $ 58,492               54,669               47,316
                                                                      ==================================================


          See accompanying notes to consolidated financial statements.


                                        6
                                        ----------------------------------------



PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Statements of Cash Flows

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(IN THOUSANDS)

                                                                                         2001            2000            1999
                                                                                    -----------------------------------------
Cash flows provided by (used in) operating activities:
   Net income ................................................................      $   2,881           5,747              63
                                                                                    -----------------------------------------
   Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
     Realized losses (gains) on investments ..................................            451              64             (58)
     Deferred federal income tax benefit .....................................           (586)         (2,502)         (1,922)
     Charges to policy account balances ......................................             (5)             (3)             (1)
     Interest credited to policyholder account balances ......................            661             381             374
     Depreciation and amortization ...........................................             30             106             228
     Change in:
        Receivables, recoverables and other assets ...........................          2,820           5,532           1,198
        Deferred acquisition costs ...........................................          1,250           6,021          10,636
        Future benefit reserves ..............................................          3,223           1,448          (4,571)
        Policy and contract claims ...........................................         (1,143)         (8,928)         (1,288)
        Unearned premiums ....................................................            (81)           (101)           (261)
        Other policyholder funds .............................................            114            (108)         (3,215)
        Reinsurance payable ..................................................           (860)           (990)            651
        Accrued expenses and other liabilities ...............................           (345)           (598)         (3,149)
        Commissions due and accrued ..........................................           (147)           (224)            115
        Payable to parent ....................................................            322             (21)           (805)
                                                                                    -----------------------------------------
        Total adjustments ....................................................          5,704              77          (2,068)
                                                                                    -----------------------------------------
        Net cash provided by (used in) operating activities ..................          8,585           5,824          (2,005)
                                                                                    -----------------------------------------
Cash flows used in investing activities:
   Purchase of fixed maturity securities .....................................        (32,559)        (30,083)        (21,938)
   Purchase of securities held under agreements to repurchase ................        (10,554)              0               0
   Purchase of equity securities .............................................         (1,111)         (1,436)         (1,343)
   Sale or redemption of fixed maturity securities ...........................         22,419          25,572           8,735
   Sale of equity securities .................................................          1,469           1,346           1,103
   Change in securities held under agreements to repurchase ..................         10,587               0               0
   Change in short-term securities ...........................................         (1,134)              0               0
   Change in policy loans ....................................................              1               0               0
   Other investments, net ....................................................              0            (307)          8,126
                                                                                    -----------------------------------------
        Net cash used in investing activities ................................        (10,882)         (4,908)         (5,317)
                                                                                    -----------------------------------------
Cash flows provided by financing activities:
   Policyholders' deposits to account balances ...............................          5,823           2,197           4,583
   Policyholders' withdrawals from account balances ..........................         (1,294)           (766)           (611)
   Change in amounts in excess of bank balances ..............................         (2,690)            571           2,602
                                                                                    -----------------------------------------
        Net cash provided by finanacing activities ...........................          1,839           2,002           6,574
        Net change in cash ...................................................           (458)          2,918            (748)
Cash at beginning of year ....................................................          8,841           5,923           6,671
                                                                                    -----------------------------------------
Cash at end of year ..........................................................      $   8,383           8,841           5,923
                                                                                    =========================================


          See accompanying notes to consolidated financial statements.



                                        7
-----------------------------------------


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements
(in thousands)



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Preferred Life Insurance Company of New York (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life) which, in turn, is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz Aktiengesellschaft Holding (Allianz AG), a Federal Republic of Germany company.

The Company is a life insurance company licensed to sell group life and accident and health policies and individual variable annuity contracts in six states and the District of Columbia. Based on 2001 revenue and consideration volume, 42%, 41% and 17% of the Company's business is annuity, accident and health and life, respectively. The Company has made the decision to terminate all group accident and health reinsurance assumed business and to no longer pursue the broker administrator distribution channel. The group accident and health business will decline significantly as a result of these decisions. The Company's primary distribution channels are through strategic alliances with third party marketing organizations and independent agents.

Following is a summary of the significant accounting policies reflected in the accompanying financial statements.

BASIS OF PRESENTATION
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) which vary in certain respects from accounting rules prescribed or permitted by state insurance regulatory authorities.

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the financial statements.


TRADITIONAL LIFE, GROUP LIFE AND GROUP ACCIDENT AND HEALTH INSURANCE
Premiums on traditional life and group life products are recognized as income when earned. Group accident and health premiums are recognized as earned on a pro rata basis over the risk coverage periods. Benefits and expenses are matched with earned premiums so that profits are recognized over the premium paying periods of the contracts. This matching is accomplished by establishing provisions for future policy benefits and policy and contract claims, and deferring and amortizing related policy acquisition costs.


VARIABLE ANNUITY BUSINESS
Variable annuity contracts do not have significant mortality or morbidity risks and are accounted for in a manner consistent with interest bearing financial instruments. Accordingly, premium receipts are reported as deposits to the contractholder's account, while revenues consist of amounts assessed against contractholders including surrender charges and earned administrative service fees. Benefits consist of claims and benefits incurred in excess of the contractholder's balance.


DEFERRED ACQUISITION COSTS
Acquisition costs, consisting of commissions and other costs, which vary with and are primarily related to production of new business, are deferred. For variable annuity contracts, acquisition costs are amortized in relation to the present value of expected gross profits from investment margins and expense charges. Acquisition costs for group life and group accident and health products are deferred and amortized over the lives of the policies in the same manner as premiums are earned. Deferred acquisition costs amortized during 2001, 2000 and 1999 were $2,096, $6,588, and $11,687, respectively.

                                        8
                                        ----------------------------------------

PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


FUTURE POLICY BENEFIT RESERVES
Future policy benefit reserve on traditional life products are computed by the net level premium method and the commissioners reserve valuation method based upon estimated future investment yield and mortality, commensurate with the Company's experience, modified as necessary to reflect anticipated trends, including possible unfavorable deviations.

Future benefit reserves for variable annuity products are carried at accumulated contract values. Any additional reserves for any death benefits that may exceed the accumulated contract values are carried at an amount greater than or equal to a one year term cost. Fair values of investment contracts were determined by testing amounts payable on demand against discounted cash flows using interest rates commensurate with the risks involved. Fair values are based on the amount payable on demand at December 31.


POLICY AND CONTRACT CLAIMS
Policy and contract claims include the liability for claims reported but not yet paid, claims incurred but not yet reported (IBNR), and claim settlement expenses as of December 31. Development methods are typically used in the determination of IBNR. In cases of limited experience or lack of credible claims data, loss ratios are used to determine an appropriate IBNR. The short-tailed claim and IBNR liabilities are not discounted, but those claim liabilities resulting from disability income includes interest and mortality discounting.


REINSURANCE
Reinsurance premium and benefits paid or provided are accounted for on a basis consistent with those used in accounting for original policies issued and the terms of the reinsurance contracts. Insurance liabilities are reported before the effects of reinsurance. Future policy benefit reserves and unpaid claims covered under reinsurance contracts are recorded as a reinsurance recoverable. Amounts paid or deemed to have been paid for claims covered by reinsurance contracts are recorded as a reinsurance receivable. Reinsurance recoverables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.


INVESTMENTS
The Company has classified all of its fixed maturity and equity portfolio as "available-for-sale" and, accordingly, the securities are carried at fair value, changes in unrealized gains and losses, net of tax, are credited or charged directly to stockholder's equity. Securities held under reverse repurchase agreements are also carried at fair value. Mortgage backed securities and structured securities are amortized using anticipated prepayments and are accounted for using the retrospective method. Short-term securities, which include certificates of deposit, are carried at amortized cost which approximates market. Policy loans are reflected at their unpaid principal balances.

Realized gains and losses are computed based on the specific identification method.

As of December 31, 2001 and 2000, investments with a carrying value of $1,723 and $1,669, respectively, were pledged to the New York Superintendent of Insurance as required by statutory regulation.

The fair values of invested assets are deemed by management to approximate their estimated market values. The fair value of fixed maturity securities, securities held under agreement to repurchase and equity securities is based principally on independent pricing services, broker quotes and other independent information. Policy loan balances which are supported by the underlying cash value of the policies approximate fair value. Changes in market conditions subsequent to December 31 may cause estimates of fair values to differ from the amounts presented herein.

                                        9
-----------------------------------------


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairments in the value of securities held by the Company, considered to be other than temporary, are recorded as a reduction of the cost of the security, and a corresponding realized capital loss is recognized in the Statement of Income. The Company reviews all securities on a quarterly basis and recognizes impairment after evaluating various subjective and objective factors, such as the financial condition of the issuer, market and industry.


ACCOUNTING FOR FORWARD COMMITMENT CONTRACTS
As of December 31, 2001 and 2000 the Company had outstanding commitments of $0 and $5,400, respectively, to purchase securities issued by the Federal National Mortgage Association (FNMA) on a "to be announced" (TBA) basis. The interest rate on these securities was 6.5%. The Company received additional income from commitments of this type of $342, $245, and $0 in 2001, 2000 and 1999, respectively, which is reported in investment income on the Statement of Income.


SECURITIES HELD UNDER AGREEMENTS TO REPURCHASE
During the last quarter of 2001, the Company entered into mortgage backed security reverse repurchase agreements ("dollar rolls") with certain securities dealers. Under this program, the Company identified certain securities for delivery in the current month and simultaneously contracted with the same dealer to purchase similar, but not identical, securities on a specified future date. The Company gave up the right to receive principal and interest on the securities identified. As of December 31, 2001, mortgage backed securities underlying such agreements were carried at a market value of $10,611. Other liabilities of $10,587 represent funds received under these agreements. The interest rate on these securities was 6.5%. Funds received upon the initial agreement are reinvested. The Company received net investment income from transactions of this type totaling $165 in 2001, which is reported in investment income on the Statement of Income.


SEPARATE ACCOUNTS
Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the contractholders. Each account has specific investment objectives and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

Fair values of separate account assets were determined using the market value of the underlying investments held in segregated fund accounts. Fair values of separate account liabilities were determined using the cash surrender values of the contractholders' accounts.


INCOME TAXES
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


RECEIVABLES
Receivable balances approximate estimated fair values. This is based on pertinent information available to management as of year end including the financial condition and credit worthiness of the parties underlying the receivables.

                                        10
                                        ----------------------------------------

PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


ACCOUNTING CHANGES
Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and No. 138, was adopted effective January 1, 2001. The statement requires all derivatives (including certain derivative instruments embedded in contracts) to be recognized on the balance sheet at their fair values and changes in fair value recognized in earnings. As of December 31, 2001, the Company did not hold any material derivatives.

In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosure, but it carries over most of SFAS No. 125 provisions without reconsideration. This statement was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. Adoption of this statement did not have a material impact on the financial statements.

In 1999, the Company adopted Statement of Position (SOP) 97-3, Accounting for Insurance and Other Enterprises for Insurance-Related Assessment, and SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. No material adjustments were made to the financial statements upon adoption of these statements.


ACCOUNTING PRONOUNCEMENTS TO BE ADOPTED
In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for the intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. The Company is required to adopt the provisions of Statement 141 immediately, and Statement 142 effective January 1, 2002. Adoption of these statements is not expected to have a material impact on the financial statements.

Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations, addresses the accounting for obligations arising from the retirement of all tangible long-lived assets and expands the scope to include obligations that are identifiable by the entity upon acquisition and construction and during the operating life of a long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of this statement is not expected to have a material impact on the financial statements.

Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, replaces FASB Statement No. 121, Accounting for the Impairment f Long-Lived Assets and for Long-Lived Assets to Be Disposed Of as well as APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Adoption of this statement is not expected to have a material impact on the financial statements.


RECLASSIFICATIONS
Certain prior year balances have been reclassified to conform to the current year presentation.


                                       11
-----------------------------------------

PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)

(2) INVESTMENTS

Investments at December 31, 2001 consist of:
                                                                                                             AMOUNT
                                                                         AMORTIZED        ESTIMATED         SHOWN ON
                                                                           COST             FAIR             BALANCE
                                                                          OR COST           VALUE             SHEET
                                                                       ---------------------------------------------
Fixed maturity securities:
   U.S. government ..................................................  $23,995             24,364             24,364
   Foreign government ...............................................      709                761                761
   Public utilities .................................................      302                313                313
   Corporate securities .............................................   36,186             37,579             37,579
   Mortgage-backed securities and collateralized
      mortgage obligations ..........................................    3,589              3,509              3,509
                                                                       ---------------------------------------------
     Total fixed maturities .........................................  $64,781             66,526             66,526
                                                                       ---------------------------------------------
Securities held under agreements
   to repurchase ....................................................   10,554             10,611             10,611
                                                                       ---------------------------------------------
Equity securities:
   Common stocks:
     Industrial and miscellaneous ...................................    1,315              1,435              1,435
                                                                       ---------------------------------------------
Other investments:
   Short-term securities ............................................    3,390              3,390              3,390
                                                                       ---------------------------------------------
     Total investments ..............................................  $80,040             81,962             81,962
                                                                       =============================================



                                        12
                                        ----------------------------------------

PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)


(2) INVESTMENTS (CONTINUED)

At December 31, 2001 and 2000, the amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities are as follows:

                                                                                              GROSS            GROSS       ESTIMATED
                                                                            AMORTIZED      UNREALIZED        UNREALIZED       FAIR
                                                                              COST            GAINS            LOSSES         VALUE
                                                                             -------------------------------------------------------
2001
 Fixed maturity securities:
   U.S. government .................................................         $23,995             535             166          24,364
   Foreign government ..............................................             709              52               0             761
   Public utilities ................................................             302              11               0             313
   Corporate securities ............................................          36,186           1,618             225          37,579
   Mortgage-backed securities and collateralized
      mortgage obligations .........................................           3,589               0              80           3,509
                                                                             -------------------------------------------------------
     Total fixed maturity securities ...............................          64,781           2,216             471          66,526
 Securities held under agreements to repurchase ....................          10,554              57               0          10,611
 Equity securities .................................................           1,315             219              99           1,435
                                                                             -------------------------------------------------------
     Total .........................................................         $76,650           2,492             570          78,572
                                                                             =======================================================
2000:
 Fixed maturity securities:
   U.S. government .................................................         $22,514             369             154          22,729
   Foreign government ..............................................             712              25               0             737
   Public utilities ................................................             779              13               1             791
   Corporate securities ............................................          30,620             688             672          30,636
   Mortgage-backed securities and collateralized
      mortgage obligations .........................................             162               0               0             162
                                                                             -------------------------------------------------------
     Total fixed maturity securities ...............................          54,787           1,095             827          55,055
 Equity securities .................................................           2,011             457             253           2,215
                                                                             -------------------------------------------------------
     Total .........................................................         $56,798           1,552           1,080          57,270
                                                                             =======================================================


The change in net unrealized gains and (losses) on fixed maturity securities and securities held under agreements to repurchase was $1,534, $2,787, and $(3,721) for the years ended December 31, 2001, 2000 and 1999, respectively.

The change in net unrealized gains and (losses) from equity securities was $(84), $(316), and $286 for the years ended December 31, 2001, 2000 and 1999, respectively.

The amortized cost and estimated fair value of fixed maturities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                         AMORTIZED        ESTIMATED
                                                                                           COST           FAIR VALUE
                                                                                      ------------------------------
   Due in one year or less......................................................      $        498               515
   Due after one year through five years........................................            23,313            24,333
   Due after five years through ten years.......................................            22,949            23,525
   Due after ten years..........................................................            14,432            14,645
   Mortgage-backed securities and collateralized mortgage obligations...........             3,589             3,508
                                                                                      ------------------------------
     Totals.....................................................................      $     64,781            66,526
                                                                                      ==============================

                                       13
-----------------------------------------


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)




(2) INVESTMENTS (CONTINUED)

Proceeds from sales of investments in fixed maturity securities during 2001, 2000, and 1999 were $22,101, $25,452, and $3,380, respectively. Gross gains of $426, $419, and $15 and gross losses of $144, $543, and $65, were realized on sales of available-for-sale securities in 2001, 2000, and 1999, respectively. The Company recognized a loss of $394 on securities with other than temporary impairment in 2001. The Company also purchased and sold forward commitments of $53,254 during 2001.

Proceeds from the sale of preferred and common stocks were $1,435, $1,346, and $1,103, during 2001, 2000 and 1999, respectively. Gross gains of $181, $277, and $199 and gross losses of $387, $177, and $95 were realized on those sales in 2001, 2000 and 1999, respectively. In 2001 and 2000, a loss of $132 and $40, respectively, was recognized on equities with other than temporary impairment.

Net realized investment gains (losses) for the respective years ended December 31 are summarized as follows:

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Fixed maturity securities.......................................      $      (114)            (124)              (50)
Equity securities...............................................             (338)              60               104
Other...........................................................                1                0                 4
                                                                      ----------------------------------------------
     Net (losses) gains before taxes............................             (451)             (64)               58

Tax (benefit) expense on net realized
   (losses) gains...............................................             (158)             (22)               20
                                                                      ----------------------------------------------

     Net (loss) gain after taxes................................      $      (293)             (42)               38
                                                                      ==============================================

Major categories of net investment income for the respective years ended December 31 are:

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Interest:
   Fixed maturity securities....................................      $     3,697            3,081             2,515
   Short-term securities........................................              189              274               289
Dividends:
   Equity securities............................................               17               20                19
Forward commitment income.......................................              348              245                 0
Other...........................................................              168                4                (9)
                                                                      ----------------------------------------------
   Total investment income......................................            4,419            3,624             2,814

Investment expenses.............................................              153               59                75
                                                                      ----------------------------------------------

   Net investment income........................................      $     4,266            3,565             2,739
                                                                      ==============================================

                                        14
                                        ----------------------------------------

PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)




(3) SUMMARY TABLE OF FAIR VALUE DISCLOSURES

                                                                   2001                               2000
                                                       ------------------------------------------------------------
                                                          CARRYING         FAIR           CARRYING            FAIR
                                                           AMOUNT          VALUE           AMOUNT             VALUE
                                                           -------         -----           -------            -----
Financial assets
   Fixed maturity securities
     U.S. government................................   $    24,364    $    24,364      $    22,729      $     22,729
     Foreign government.............................           761            761              737               737
     Corporate securities...........................        37,579         37,579           31,427            31,427
     Mortgage backed securities.....................         3,509          3,509              162               162
     Public utilities...............................           313            313                0                 0
   Securities held under agreements to repurchase...        10,611         10,611                0                 0
   Equity securities................................         1,435          1,435            2,215             2,215
   Short-term securities............................         3,390          3,390            2,256             2,256
   Policy Loans.....................................             0              0                1                 1
   Cash.............................................         8,383          8,383            8,841             8,841
   Separate accounts assets.........................       366,260        366,260          470,577           470,577

Financial liabilities
   Securities held under agreements to repurchase...        10,587         10,587                0                 0
   Separate account liabilities.....................       366,260        365,071          470,577           467,853

See Note (1) "Summary of Significant Accounting Policies" for description of the methods and significant assumptions used to estimate fair values.

                                       15
-----------------------------------------



PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)

(4) ACCIDENT AND HEALTH CLAIM RESERVES

Accident and health claim reserves are based on estimates which are subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, allowing more reliable re-evaluations of such reserves. While management believes that reserves as of December 31, are adequate, uncertainties in the reserving process could cause such reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Movements in reserves that are small relative to the amount of such reserves could significantly impact future reported earnings of the Company.

Activity in the accident and health claim reserves is summarized as follows:

                                                                           2001             2000              1999
                                                                     ----------------------------------------------
Balance at January 1, net of reinsurance recoverables
   of $4,359, $8,424, and $7,276..................................   $  11,738         $  15,456          $  15,750

Incurred related to:
   Current year...................................................       5,167             6,544             11,829
   Prior years....................................................      (2,310)           (4,672)            (2,698)
                                                                     ----------------------------------------------
Total incurred....................................................       2,857             1,872              9,131
                                                                     ----------------------------------------------

Paid related to:
   Current year...................................................         880               892              2,744
   Prior years....................................................       3,279             4,698              6,681
                                                                     ----------------------------------------------
Total paid........................................................       4,159             5,590              9,425
                                                                     ----------------------------------------------

Balance at December 31, net of reinsurance recoverables of
   $4,446, $4,359, and $8,424.....................................   $  10,436         $  11,738          $  15,456
                                                                     ==============================================

As a result of changes in estimates of claims incurred in prior years, the accident and health claim reserves incurred decreased by $2,310, $4,672 and $2,698 in 2001, 2000 and 1999, respectively. The change in amounts are the result of normal reserve development inherent in the uncertainty of establishing the liability for accident and health claim reserves. Current year paid and incurred claims have decreased in 2000 and 2001 due to termination of the reinsurance assumed business while prior year paid claims continue to reflect losses related to the run-off of the terminated business.

                                        16
                                        ----------------------------------------


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)



(5) REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks under excess coverage and coinsurance contracts. The Company retains a maximum of $50 coverage per individual life.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. A contingent liability exists to the extent that Allianz Life or the Company's unaffiliated reinsurers are unable to meet their contractual obligations under reinsurance contracts. Management is of the opinion that no liability will accrue to the Company with respect to this contingency.

Included in the reinsurance recoverables at December 31, 2001 and 2000 are recoverables on paid claims, unpaid claims and future benefit reserves from Allianz Life of $2,284 and $1,714, respectively.

Life insurance, annuities and accident and health business assumed from and ceded to other companies is as follows:

                                                                                                                      PERCENTAGE
                                                                      ASSUMED           CEDED                          OF AMOUNT
                                                     DIRECT        FROM OTHER         TO OTHER              NET         ASSUMED
YEAR ENDED                                          AMOUNT          COMPANIES        COMPANIES            AMOUNT        TO NET
                                                 -------------------------------------------------------------------------------
December 31, 2001:
Life insurance in force .......................  $  831,413                 0           106,245           725,168           0.0%
                                                 -------------------------------------------------------------------------------
Premiums:
   Life insurance .............................       3,432                 0               836             2,596           0.0%
   Annuities ..................................       6,308                 0                 0             6,308           0.0%
   Accident and health insurance ..............       7,165             3,089             4,058             6,196          49.9%
                                                 -------------------------------------------------------------------------------
     Total premiums ...........................      16,905             3,089             4,894            15,100          20.5%
                                                 ===============================================================================
December 31, 2000:
Life insurance in force .......................  $  889,154                 0           136,465           752,689           0.0%
                                                 -------------------------------------------------------------------------------
Premiums:
   Life insurance .............................       3,390                 0               815             2,575           0.0%
   Annuities ..................................       9,059                 0                 0             9,059           0.0%
   Accident and health insurance ..............       7,790             3,773             4,672             6,891          54.8%
                                                 -------------------------------------------------------------------------------
     Total premiums ...........................      20,239             3,773             5,487            18,525          20.4%
                                                 ===============================================================================
December 31, 1999:
Life insurance in force .......................  $1,095,552                 0           159,143           936,409           0.0%
                                                 -------------------------------------------------------------------------------
Premiums:
   Life insurance .............................       4,486                 0             1,173             3,313           0.0%
   Annuities ..................................      11,011                 0                 0            11,011           0.0%
   Accident and health insurance ..............      17,075             6,728            11,184            12,619          53.3%
                                                 -------------------------------------------------------------------------------
     Total premiums ...........................      32,572             6,728            12,357            26,943          25.0%
                                                 ===============================================================================


                                       17
-----------------------------------------



PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)

(5) REINSURANCE (CONTINUED)

Of the amounts assumed from and ceded to other companies, life and accident and health insurance assumed from and ceded to Allianz Life is as follows:

                                                            ASSUMED                                 CEDED
                                            ------------------------------------------------------------------------
                                                      2001       2000        1999        2001       2000        1999
                                            ------------------------------------------------------------------------
Life insurance in force................     $            0          0           0      77,937      1,568       1,670
                                            ------------------------------------------------------------------------
Premiums:
   Life insurance......................     $            0          0           0         390         45          50
   Accident and health insurance.......              1,233        750       1,892       1,482        457         628
                                            ------------------------------------------------------------------------
   Total premiums......................     $        1,233        750       1,892       1,872        502         678
                                            ========================================================================


Effective January 1, 2001, the Company entered into a multiline ceded reinsurance agreement with Allianz Life whereby Allianz Life assumed blocks of business previously ceded to unrelated reinsurers. In addition, under this agreement the Company will cede all future business exceeding the Company's retention limit to Allianz Life.


(6) INCOME TAXES


INCOME TAX EXPENSE (BENEFIT)
Total income tax expense (benefit) for the years ended December 31 are as follows:

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Income tax expense attributable to operations:
   Current tax expense............................................    $     1,517            1,421             1,913
   Deferred tax benefit...........................................           (586)          (2,502)           (1,922)
                                                                      ----------------------------------------------
Total income tax expense (benefit) attributable to operations.....    $       931           (1,081)               (9)
Income tax effect on equity:
     Attributable to unrealized gains and losses for the year.....            507              865            (1,202)
                                                                      ----------------------------------------------
Total income tax effect on equity.................................    $     1,438             (216)           (1,211)
                                                                      ==============================================


COMPONENTS OF INCOME TAX EXPENSE (BENEFIT)
Income tax expense computed at the statutory rate of 35% varies from tax expense reported in the Statements of Income for the respective years ended December 31 as follows:

                                                                           2001             2000              1999
                                                                      ----------------------------------------------
Income tax expense computed at the statutory rate.................    $     1,334            1,633                19
Dividends received on deductions and tax-exempt interest..........           (254)            (557)             (186)
Adequacy release..................................................              0           (2,376)                0
Other.............................................................           (149)             219               158
                                                                      ----------------------------------------------
     Income tax expense (benefit) as reported.....................    $       931           (1,081)               (9)
                                                                      ==============================================

                                        18
                                        ----------------------------------------


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)



(6) INCOME TAXES (CONTINEUD)


COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES ON THE BALANCE SHEET
Tax effects of temporary differences giving rise to the significant components of the net deferred tax liabilities at December 31, 2001 and 2000 are as follows:

                                                             2001           2000
                                                           ---------------------
Deferred tax assets:
   Impaired assets ...............................         $  358              0
                                                           ---------------------
     Total deferred tax assets ...................            358              0
                                                           ---------------------
Deferred tax liabilities:
   Future benefit reserves .......................            775          1,051
   Deferred acquisition costs ....................          3,897          3,946
   Unrealized gains on investments ...............            672            165
   Other .........................................            166
                                                                              54
                                                           ---------------------
     Total deferred tax liabilities ..............          5,510          5,216
                                                           ---------------------
Net deferred tax liability .......................         $5,152          5,216
                                                           =====================

The Company files a consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to United States Treasury Department regulations. The Company accrues income taxes payable to Allianz Life under AZOA intercompany tax allocation agreements. Income taxes paid by the Company were $2,257, $1,670, and $3,149 in 2001, 2000 and 1999, respectively. The Company's liability for current taxes was $980 and $1,719 as of December 31, 2001 and 2000, respectively and is included in other liabilities.


(7) RELATED PARTY TRANSACTIONS

Allianz Life performs certain administrative services for the Company. The Company reimbursed Allianz Life $4,597, $3,317, and $1,496 in 2001, 2000 and 1999, respectively, for related administrative expenses incurred. In 2000, the Company changed its intercompany administrative agreement with Allianz Life and as a result more expenses are allocated through this agreement rather than directly incurred. The Company's liability to Allianz Life for incurred but unpaid service fees as of December 31, 2001 and 2000 was $1,173 and $858, respectively, and is included in payable to parent on the Balance Sheet.

AZOA's investment division manages the Company's investment portfolio. The Company paid AZOA $47, $50, and $35 in 2001, 2000 and 1999, respectively, for investment advisory fees. The Company's liability to AZOA for incurred but unpaid fees as of December 31, 2001 and 2000 was $7 and $0, respectively, and is included in other liabilities on the Balance Sheet.


(8) EMPLOYEE BENEFIT PLANS

The Company participates in the Allianz Primary Retirement Plan (PRP), a defined contribution plan. The Company contributes to the plan based on a percentage of the participant's eligible salary. All eligible employees begin participating in the PRP on their hire date. Participants are 100% vested in company contributions after two years of service. It is the Company's policy to fund the plan costs as incurred. Total PRP contributions were $48, $44, and $60 in 2001, 2000, and 1999, respectively.

                                       19
-----------------------------------------


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)



(8) EMPLOYEE BENEFIT PLANS (CONTINUED)

The Company participates in the Allianz Asset Accumulation Plan (AAAP), a defined contribution plan sponsored by Fireman's Fund Insurance Company. Eligible employees are immediately enrolled in the AAAP upon their first day of employment. The AAAP will accept participant's pre-tax or after-tax contributions up to 15% of the participant's eligible compensation. Under the eligible employees' provisions, the Company will match 75% of contributions up to a maximum of 2% during the first year of service and 6% after the first year of service. Participants are 100% vested in the Company's matching contribution after three years of service. The Company may decide to declare a profit sharing contribution under the AAAP based on its year-end results. Employees are not required to participate in the AAAP to be eligible for the profit sharing contribution. The expenses of administration of the Plan and the Trust Fund, including all fees of the Trustee, Investment Manager and Auditors, shall be payable from the Trust Fund but may, at the discretion of the Company, be paid by the Company. Any counsel fees shall not be payable from the Trust Fund, but shall instead be paid by the Company. It is the Company's policy to fund the AAAP costs as incurred. The Company has expensed $46, $51, and $35 in 2001, 2000 and 1999, respectively, toward the AAAP match contributions.


(9) STATUTORY FINANCIAL DATA AND DIVIDEND RESTRICTIONS

Effective January 1, 2001, the Company adopted NAIC codification with the exception of Statutory Accounting Principle No.10, Income Taxes, as the State of New York chose not to recognize deferred income taxes under codification. The Company did not have any impact to statutory capital and surplus as a result of Codification. Statutory accounting is directed toward insurer solvency and protection of policyholders. Accordingly, certain items recorded in financial statements prepared under GAAP are excluded or vary in determining statutory policyholders' surplus and gain from operations. Currently, these items include, among others, deferred acquisition costs, furniture and fixtures, accident and health premiums receivable which are more than 90 days past due and undeclared dividends to policyholders. Additionally, future life and annuity policy benefit reserves calculated for statutory accounting do not include provisions for withdrawals.

The differences between stockholder's equity and net income reported in accordance with statutory accounting practices and the accompanying financial statements for the years ended December 31 are as follows:

                                          STOCKHOLDER'S EQUITY                           NET INCOME
                                       -----------------------------------------------------------------------------
                                             2001           2000           2001             2000              1999
                                       -----------------------------------------------------------------------------
Statutory basis....................    $    47,940          45,460          2,389            7,239             5,351
Adjustments:
   Change in reserve basis.........         (2,878)         (3,593)           715            2,085             3,536
   Deferred acquisition costs......         15,408          16,730         (1,250)          (6,021)          (10,636)
   Deferred taxes..................         (5,152)         (5,216)           586            2,502             1,922
   Nonadmitted assets..............             37              39              0                0                 0
   Interest maintenance reserve....            932             456            476              (58)              (56)
   Asset valuation reserve.........            187             486              0                0                 0
   Liability for unauthorized
      reinsurers...................            152              39              0                0                 0
   Unrealized gains
      on investments...............          1,820             268              0                0                 0
   Other...........................             46               0            (35)               0               (54)
                                       -----------------------------------------------------------------------------
      As reported in the accompanying
         financial statements......    $    58,492          54,669          2,881            5,747                63
                                       =============================================================================

The Company is required to meet minimum capital and surplus requirements. At December 31, 2001 and 2000, the Company was in compliance with these requirements. In accordance with New York Statutes, the Company may not pay a stockholder dividend without prior approval by the Superintendent of Insurance. The Company paid no dividends in 2001, 2000 and 1999.

                                        20
                                        ----------------------------------------


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)



REGULATORY RISK BASED CAPITAL
An insurance enterprise's state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of an enterprise's regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. The Company met its risk based capital requirements as of December 31, 2001 and 2000.


PERMITTED STATUTORY ACCOUNTING PRACTICES
The Company is required to file annual statements with insurance regulatory authorities, which are prepared on an accounting basis prescribed or permitted by such authorities. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company does not currently use permitted statutory accounting practices that have a significant impact on its statutory financial statements.


(10) COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits that arise in the ordinary course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position of the Company.

The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.

                                       21
-----------------------------------------



PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
Notes to Financial Statements (continued)
(in thousands)



(11) SUPPLEMENTARY INSURANCE INFORMATION

The following table summarizes certain financial information by line of business for 2001, 2000 and 1999:

                                          AS OF DECEMBER 31                             FOR THE YEAR ENDED DECEMBER 31
                                -------------------------------------------------------------------------------------------------
                                                                  OTHER        PREMIUM                       NET CHANGE
                                   DEFERRED                      POLICY        REVENUE                               IN
                                     POLICY   FUTURE         CLAIMS AND      AND OTHER        NET                POLICY     OTHER
                                ACQUISITION  BENEFIT UNEARNED  BENEFITS       CONTRACT INVESTMENT           ACQUISITION OPERATING
                                      COSTS RESERVES PREMIUMS   PAYABLE CONSIDERATIONS     INCOME  BENEFITS   COSTS (A)  EXPENSES
                                -------------------------------------------------------------------------------------------------
2001:
Life insurance................. $         0    3,028      104     1,028          2,596        413     1,755           0       442
Annuities......................      15,408   17,954        0        11          6,308      1,915     1,275       1,250     5,130
Accident and health insurance..           0        0      366    14,880          6,196      1,938     2,779           0     3,117
                                -------------------------------------------------------------------------------------------------
                                $    15,408   20,982      470    15,919         15,100      4,266     5,809       1,250     8,689
                                =================================================================================================
2000:
Life insurance................. $        11    3,032      125       945          2,575        484     1,293          14       730
Annuities......................      16,658    9,542        0         0          9,059      1,127     1,213       5,986     2,507
Accident and health insurance..          61        0      426    16,117          6,891      1,954     1,918          21     4,504
                                -------------------------------------------------------------------------------------------------
                                $    16,730   12,574      551    17,062         18,525      3,565     4,424       6,021     7,741
                                =================================================================================================
1999:
Life insurance................. $        25    2,771      156     1,499          3,313        192       411          32       923
Annuities......................      22,644    6,546        0       479         11,011        904       382      10,562     2,423
Accident and health insurance..          82        0      496    24,012         12,619      1,643     8,848          42     6,173
                                -------------------------------------------------------------------------------------------------
................................ $    22,751    9,317      652    25,990         26,943      2,739     9,641      10,636     9,519
                                =================================================================================================

(a)  See note 1 for aggregate gross amortization.






                                     PART C

                                OTHER INFORMATION

ITEM  24.    FINANCIAL  STATEMENTS  AND  EXHIBITS

a.  Financial Statements



          The following financial statements of the Company are included in Part B hereof.

          1.  Independent Auditors' Report.
          2.  Balance Sheets as of December 31, 2001 and 2000.
          3. Statements of Income for the years ended December 31, 2001, 2000 and 1999.
          4. Statements of Comprehensive Income (Loss) for the years ended December 31, 2001, 2000 and 1999.
          5. Statements of Stockholder's Equity for the years ended December 31, 2001, 2000 and 1999.
          6. Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.
          7.  Notes to Financial Statements.

          The following financial statements of the Variable Account are included in Part B hereof.

          1.  Independent Auditors' Report.
          2.  Statements of Assets and Liabilities as of December 31, 2001.
          3.  Statements of Operations for the year ended December 31, 2001.
          4. Statements of Changes in Net Assets for the years ended December 31, 2001 and 2000.

          5.  Notes to Financial Statements - December 31, 2001.


b.  Exhibits

     1.     Resolution of Board of Directors of the Company authorizing the establishment  of  the  Variable  Account (1)
     2.     Not  Applicable
     3.a.   Principal  Underwriter  Agreement (2)
     3.b.   General Agency Agreement (5)
     4.     Individual  Variable  Annuity  Contract
     4a.    Traditional Death Benefit Endorsement (8)
     4b.    Enhanced  Death  Benefit  Endorsement (8)
     5.     Application  for  Individual  Variable  Annuity  Contract
     6.     (i)  Copy  of  Articles  of  Incorporation  of  the  Company (1)
            (ii)  Copy  of  the  Bylaws  of  the  Company (3)
     7.     Not  Applicable
     8.a.   Form  of  Fund  Participation  Agreement between AIM Variable
            Insurance Funds, Inc., Preferred Life Insurance Company of New York and NALAC Financial Plans LLC.(4)
       b.   Form of Fund Participation Agreement between USAllianz Variable
            Insurance Products Trust, Preferred Life Insurance Company of New
            York and BISYS Fund Services Limited Partnership.(4)
       c.   Form of Fund Participation Agreement between Davis Variable Account
            Fund, Inc, Davis Distributors, LLC and Preferred Life Insurance
            Company of New York. (5)
       d.   Form of Fund Participation Agreement between Oppenheimer Variable
            Account Funds, Oppenheimer Funds, Inc. and Preferred Life Insurance
            Company of New York. (5)
       e.   Form of Fund Participation Agreement between Preferred Life
            Insurance Company of New York, PIMCO Variable Insurance Trust, and
            PIMCO Funds Distributors, LLC. (5)
       f.   Form of Fund Participation Agreement between Seligman Portfolios,
            Inc. and Preferred Life Insurance Company of New York. (5)
       g.   Form of Fund Participation Agreement between Preferred Life
            Insurance Company of New York, The Prudential Series Fund, Inc., The
            Prudential Insurance Company of America, and Prudential Investment
            Management Services, LLC.(6)
       h.   Form of Fund Participation Agreement between Van Kampen
            Life Investment Trust, Van Kampen Funds Inc,
            Van Kampen Asset Management and Preferred Life Insurance Company of
            New York. (7)
       i.   Form of Fund Participation Agreement between Van Kampen
            Funds, Inc., and USAllianz Investor Services, LLC. (7)
       j.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC, USAllianz Variable Insurance Products Trust, and Van Kampen Asset Management, Inc. (7)
       k.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC,USAllianz Variable Insurance Products Trust, and Van Kampen Investment Advisory Corporation. (7)
       l.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC,USAllianz Variable Insurance Products Trust and Van Kampen Asset Management, Inc. (7)
       m.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC, USAllianz Variable Insurance Products Trust, and Alliance Capital Management L.P. (7)
       n.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC, USAllianz Variable Insurance Products Trust, and PIMCO Advisers L.P. (7)
       o.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC,USAllianz Variable Insurance Products Trust and Templeton Investment Counsel,LLC. (7)
       p.   Form of Fund Participation Agreement between Franklin
            Templeton Variable Insurance Products Trust, Templeton
            Variable Products Series Fund, Franklin Templeton Distributors,
            Inc.and Preferred Life Insurance Company of New York. (9)
       q.   Form of Fund Participation Agreement between Preferred Life
            Insurance Company of New York, Dreyfus Investment Portfolios and The Dreyfus Life and Annuity Index Fund. (9)
     9.    Opinion  and  Consent  of  Counsel
    10.    Independent  Auditors'  Consent
    11.    Not  Applicable
    12.    Not  Applicable
    13.    Calculation  of  Performance  Information
    14.    Company  Organizational  Chart (5)
    15.    Powers of Attorney (9)

   (1) Incorporated by reference to Registrant's N-4 filing (File Nos. 333-19699 and 811-05716) as electronically filed on January 13, 1997.
   (2) Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.333-19699 and 811-05716) electronically filed on May 12, 1997.
   (3) Incorporated by reference to Registrant's Pre-Effective Amendment No. 2 to Form N-4 (File Nos.333-19699 and 811-05716)electronically filed on May 29, 1997.
   (4) Incorporated by reference to Registrant's Post Effective Amendment No. 7 to N-4 filing (File Nos.333-19699 and 811-05716) as electronically filed on November 12, 1999.
   (5) Incorporated by reference to Registrant's Post Effective Amendment No. 8 to N-4 filing (File Nos.333-19699 and 811-05716) as electronically filed on April 28, 2000.
   (6) Incorporated by reference to Registrant's Post Effective Amendment No. 9 to N-4 filing (File Nos.333-19699 and 811-05716) as electronically filed on December 15, 2000.
   (7) Incorporated by reference to Registrant's Post Effective Amendment No. 11 to Form N-4 (File Nos.333-19699 and 811-05716) as electronically filed on November 2, 2001.
   (8) Incorporated by reference to Registrant's Form N-4 (File Nos.333-75718 and 811-05716) as electronically filed on December 21, 2001.
   (9) Incorporated by reference to Registrant's Post Effective Amendment No. 12 to Form N-4 (File Nos.333-19699 and 811-05716) as electronically filed on April 26, 2002.




ITEM  25.    DIRECTORS  AND  OFFICERS  OF  THE  DEPOSITOR

The following are the Officers and Directors of the Company:

Name and Principal              Positions and Offices
Business Address                with Depositor

-----------------               ------------------------------

Dennis Marion                   Director
500 Valley Road
Wayne, NJ 07470

Eugene T. Wilkinson             Director
14 Commerce Drive
Cranford, NJ 07016

Eugene Long                     Vice President of Operations
152 W. 57th Street              and Director
18th Floor
New York, NY 10019

Reinhard W. Obermueller         Director
560 Lexington Ave
New York, NY  10022

Stephen R. Herbert              Director
900 Third Avenue
New York, NY  10022

Jack F. Rockett                 Director
140 East 95th Street, Ste 6A
New York, NY  10129

Kevin Walker                    Treasurer and Director
5701 Golden Hills Drive
Minneapolis, MN  55416

Stephen Blaske                  Actuary and Director
5701 Golden Hills Drive
Minneapolis, MN  55416

Denise M. Blizil                Director
5701 Golden Hills Drive
Mpls, MN  55416

Christopher H. Pinkerton        Director
5701 Golden Hills Drive
Mpls, MN  55416

Gabrielle M. Matzdorff          Director
5701 Golden Hills Drive
Mpls, MN  55416

Charles Kavitsky                Chairman of the Board
5701 Golden Hills Drive         Chief Executive Officer & President
Mpls, MN  55426

Suzanne J. Pepin                Secretary and Director
5701 Golden Hills Drive
Mpls, MN  55416



ITEM  26.   PERSONS CONTROLLED  BY OR  UNDER  COMMON  CONTROL WITH THE DEPOSITOR
           OR  REGISTRANT

The Insurance Company organizational chart was filed as Exhibit 14 in Post-Effective Amendment Number 8 to Registrant's form N-4 (File Nos.333-19699 and 811-05716) and is incorporated herein by reference.

ITEM  27.      NUMBER  OF  CONTRACT  OWNERS

Not Applicable

ITEM  28.      INDEMNIFICATION

The Bylaws of the Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of New York, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.      PRINCIPAL  UNDERWRITERS

     a.  USAllianz Investor Services, LLC  is the principal underwriter for the
     Contracts.  It  also  is  the   principal  underwriter  for:

         Allianz  Life  Variable  Account  A
         Allianz  Life  Variable  Account  B

     b. The following are the officers(managers) and directors(Board of Governors) of USAllianz Investor Services, LLC:


Name & Principal          Positions and Offices
Business Address             with Underwriter

----------------------    ----------------------



Christopher H. Pinkerton  Chairman, Chief Executive Officer,
5701 Golden Hills Drive   President, Chief Manager and Director
Minneapolis, MN 55416

Michael M. Ahles          Senior Vice President, Chief Financial
5701 Golden Hills Drive   Officer, Treasurer and Director
Minneapolis, MN  55416

Catherine Q. Farley       Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Cynthia M. Robeck         2nd Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Jennifer J. Wagner        Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Tracy Gardner             Chief Admin Officer, Senior Vice President
5701 Golden Hills Drive   and Director
Minneapolis, MN  55416

Keith Johnson             Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Jeffrey Kletti            Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Carol B. Shaw             Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Corey Walther             Senior Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Dave Schliesman           Senior Vice President-Sales
5701 Golden Hills Drive
Minneapolis, MN  55416

Myron Rothstein           2nd Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416

Patrick Allen             Divisional Vice President-NE
5701 Golden Hills Drive
Minneapolis, MN  55416

Edward Barrett            Divisional Vice President-SE
5701 Golden Hills Drive
Minneapolis, MN  55416

Kevin Rooney              Divisional Vice President-Mid
5701 Golden Hills Drive
Minneapolis, MN  55416

Gerald Boucher            Divisional Vice President-W
5701 Golden Hills Drive
Minneapolis, MN  55416

Chris Johnston            Divisional Vice President-WH
5701 Golden Hills Drive
Minneapolis, MN  55416

Wayne Peterson            Compliance Officer
5701 Golden Hills Drive
Minneapolis, MN  55416

Stewart Gregg             Secretary
5701 Golden Hills Drive
Minneapolis, MN  55416

Janet Witort              Asst. Secretary
5701 Golden Hills Drive
Minneapolis, MN  55416


c.  Not  Applicable

ITEM  30.      LOCATION  OF  ACCOUNTS  AND  RECORDS

Michael Ahles, whose address is 5701 Golden Hills Drive, Minneapolis, Minnesota, 55416 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

ITEM  31.      MANAGEMENT  SERVICES

Not  Applicable

ITEM  32.      UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                                 REPRESENTATIONS

Preferred Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section  403(b)(11)  to  the  attention  of  the  potential  participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 20th day of June, 2002.

     PREFERRED LIFE VARIABLE
     ACCOUNT C
                 (Registrant)


By:  PREFERRED LIFE INSURANCE
     COMPANY OF NEW YORK
                  (Depositor)


By: /s/ Stewart Gregg

     -------------------------
     Stewart Gregg
     Senior Counsel

     PREFERRED LIFE INSURANCE
     COMPANY OF NEW YORK
                  (Depositor)

By: /s/ Stewart Gregg

     -------------------------
     Stewart Gregg
     Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature and Title

Dennis Marion*          Director
Dennis Marion                                          06-20-02

Eugene T. Wilkinson*    Director
Eugene T. Wilkinson                                    06-20-02

Eugene Long*            Director
Eugene Long             Vice President of Operations   06-20-02

Reinhard W. Obermueller*Director
Reinhard W. Obermueller                                06-20-02

Stephen R. Herbert*     Director
Stephen R. Herbert                                     06-20-02

Jack F. Rockett*        Director
Jack F. Rockett                                        06-20-02

Kevin Walker*           Treasurer and Director
Kevin Walker                                           06-20-02

Christopher Pinkerton*  Director
Christopher Pinkerton                                  06-20-02

Gabrielle Matzdorff*    Director
Gabrielle Matzdorff                                    06-20-02

Charles Kavitsky*       Chairman of the Board, President
Charles Kavitsky        and Chief Executive Officer    06-20-02

Stephen Blaske*         Director
Stephen Blaske                                         06-20-02

Denise Blizil*          Director
Denise Blizil                                          06-20-02

Suzanne Pepin*          Secretary and Director
Suzanne Pepin                                          06-20-02



                                 * By /S/ Stewart D. Gregg
                                      --------------------------
                                      Stewart Gregg
                                      Senior Counsel

                                    EXHIBITS

                                       TO

                                    FORM N-4

                        PREFERRED LIFE VARIABLE ACCOUNT C

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                                INDEX TO EXHIBITS

EXHIBIT
EX-99.B4     Individual  Variable  Annuity  Contract
EX-99.B5     Application  for  Individual  Variable  Annuity  Contract
EX-99.B9     Opinion  and  Consent  of  Counsel
EX-99.B10    Independent  Auditors'  Consent
EX-99.B13    Calculation  of  Performance  Data